

DISTINGUISHED PERFORMANCE. CULTURAL ADVANTAGE.

JABIL

2011 ANNUAL REPORT

TABLE OF CONTENTS


02
Operational
Excellence
04
Customer
Satisfaction
06
Human
Development
08
Social & Environmental
Responsibility

2011 competition photography by Jabil employees Bálint Devecseri from Szombathely, Hungary and André Martial from Guadalajara, Mexico.

CORPORATE GOVERNANCE & FINANCIAL RESPONSIBILITY

Jabil's management team and Board of Directors comply with Securities and Exchange Commission, Sarbanes-Oxley and NYSE corporate governance requirements. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the introduction of the fiscal 2011 Form 10-K filed with the Securities and Exchange Commission for additional information regarding forward-looking statements.

Our People Are The Foundation Of Our Success

Jabil's company culture is based on empowering employees to excel. Our people and their ideas drive innovation, creative solutions, operational excellence, customer satisfaction and shareholder value. Together, we have created a culturally-diverse, team-oriented work environment where challenging the status quo and decision-making is encouraged and expected at all levels of the organization.



"I know how hard it is to execute the principles of Lean and how difficult it is to translate this through all kinds of cultures...and I'm thrilled with what our people are doing."

Martha Brooks – Jabil Board of Directors

Deliver Best Practices

A Global Continuous Improvement Challenge

For the third consecutive year, hundreds of Jabil employees from sites located around the world participated in the Deliver Best Practices competition. The annual event recognizes and rewards teams of employees with exceptional ideas focused on our commitment to continuously improve all aspects of our business.

The competition is judged in four categories, reflecting Jabil's dedication to its customers, its people, best-in-class operations, and the environment in which we work and live. This year 533 entries were submitted, reflecting an estimated $320 million in financial benefits to the company.



OPERATIONAL EXCELLENCE

Jabil's Lean Six Sigma mission is designed to develop a capable workforce consisting of exceptional people focused on continuous process improvements. Our Lean journey began modestly in 2006 and today the program has been transformed into a global effort supported across the organization. Our Lean efforts are focused on building a solid foundation for educating Jabil's global workforce to reduce waste and increase efficiency.

Nearly 100 percent of the Lean Six Sigma Managers have achieved Lean Bronze certification and have begun to support further participation from their immediate reports. Jabil's program is focused on educating our employees on Lean as well as Six Sigma principles. We put an emphasis on "learning by doing" as well as coaching others to ensure all employees understand these concepts in a practical way. Certification projects are a requirement for successfully passing a Bronze and Black Belt certification.

Our annual continuous improvement competition, Deliver Best Practices, is a strong indicator that Jabil is truly embracing a Lean Six Sigma culture. This year entries increased by 72 percent over last year and 89 percent compared to the first year of the competition.

"I don't think you can be a manufacturing company without having a good continuous improvement program. It's absolutely vital to our existence and what keeps us competitive."

Mike Matthes – Senior Vice President, Worldwide Operations

St. Petersburg Automates Inventory Process



With a mission of supporting Jabil's cost effectiveness initiatives, a team in St. Petersburg focused on reducing material handling costs associated with return to stock inventory. Through new ideas, simple strategies and fresh thinking to "business as usual," the team defined problems from the end-user perspective and determined there were opportunities they could improve.

The team developed an interface that could read and write part data. Once automated, the application allowed the user to locate critical parts quickly and efficiently. The automation also allowed for better accuracy of inventory counts, cycle-time reduction, as well as improved employee morale. A key component of any continuous improvement effort is transferability and the St. Petersburg team worked to "go global" with their project — thus far the improved system has been rolled out to Tiszaujvaros, Hungary and it is in the final testing phase in Uzhgorod.



Pune Improves Materials Handling Efficiency

Jabil Pune demonstrated out-of-the-box thinking with a project to eliminate major non-value-add activities in the warehouse.

Their existing label generation and application was over-processing information and increased variability. The team modified vendor labels, making them compatible for scanning purposes. The impact was reduced wait-time and inventory carrying costs; optimized manpower; reduced the risk of using the wrong part during production and increased customer confidence.



Manaus Delivers Efficiency and Speed

With logistical efficiency and speed as their key goals, the team in Manaus reviewed their operational procedures for inbound freight and developed a plan aimed at improving the process. The team identified opportunities to reduce freight expenses and lower storage costs connected to clearance time.

The team lowered freight costs, reduced inbound clearance lead times, and cut approximately two days out of inventory in transit.



CUSTOMER SATISFACTION

Customer Satisfaction is one of Jabil's top priorities and multiple programs are in place to ensure we provide superior service to our customers. The initiative consists of three main elements: the Net Promoter Score survey, standardized quarterly business reviews and customer service training.

In 2010, Jabil adopted the Net Promoter Score program to measure our customer's satisfaction and loyalty. This important program enabled us to measure customer feedback as well as identify company-wide initiatives that will improve the overall satisfaction of our customers.
This program builds upon the work we have been doing for years with our Quarterly Business Review process. The quarterly review program ensures that customer problems are addressed consistently from account to account and follow-up actions are tracked and visible to all management levels and groups.

In addition to programs designed to measure and improve our performance, we have also established formal training for our employees with the intent of delivering superior customer service. Our Business Development Academy is one example of the training designed to accelerate the productivity of new hires, improve the consistency and quality of performance across the customer facing organization and deepen capabilities and develop functional expertise of our employees. Ultimately, programs such as these are designed to ensure that our customers are satisfied and remain loyal.

"I think close customer intimacy and a long-term partnership is really key as far as success is concerned in this business."

Herve Binard – Business Unit Purchasing Director, Valeo Thermal Systems

Accelerating Success in Huangpu



Jabil Huangpu has an excellent track record of providing superior customer service through a keen focus on quality and efficiency. Consequently, it's no surprise that a team from this site would develop and implement a new set of manufacturing procedures aimed at reducing defects and increasing product quality.

Within six months the team had to develop and implement a process that would produce nearly zero defective parts per million, a success rate of 99.9 percent or better.

With time as their enemy, the team quickly identified five key areas during the manufacturing process where training, new technology, and a uniform set of procedures could limit defects. They implemented these processes and they proved to be successful. Huangpu's reward -- more business from a satisfied customer.



Wuxi Makes it Faster, Better, and Easier

The customer wanted it faster, the engineering team wanted it better, and the production team wanted it easier. A team in Wuxi overhauled its entire process.

To optimize the procedures, the team divided the process up into two separate tasks which allowed for more accuracy and more efficiency.

Through the use of the bifurcated manufacturing process the team increased capacity tuning by 150 percent, reduced time spent on each unit by 30 percent, and removed barriers within the manufacturing process.



Kwidzyn Catches the Customer Service Spirit

An entrepreneurial Finance and Accounting team in Kwidzyn wondered how they could best take care of their customers. To begin, the team performed a baseline assessment to determine their current level of service, and then vowed to turn a good score into a great one.

The team worked to identify opportunities for improved customer service and they worked to implement these ideas. They created an efficient process for financial reporting, developed tools enabling the business managers to access information on their own, and greatly improved the forecasting process.



HUMAN DEVELOPMENT

Jabil believes one of the most important investments is in our people. Growing and encouraging talent is the most effective way to provide our customers the best service in the industry and our employees a rewarding professional experience.

Jabil provides employees at all levels with a variety of learning experiences, from technical, on-the-job training and professional skills to specialized training in the areas of Six Sigma and Lean manufacturing. All Jabil Operational Managers are required to become Lean Six Sigma Black Belt Certified – a distinction in our industry, which aims to provide customers with a superior performance.

Through our Human Development process, we work to identify employees' strengths and areas for development, motivational needs and career goals in order to strategically improve their skills and knowledge. Learning opportunities are part of an overall career development plan to ensure our future leaders have the diverse professional backgrounds and the global experience needed to meet our growth plans.

Our Global Performance Management process aligns company and personal goals, provides clear job expectations, and ensures that employees obtain the right skills and experience needed to be successful at Jabil.

"I'm excited to see how this is affecting our culture. How it is translating to different plants around the world and how enthusiastic people seem to be about being able to invent things that actually affect our whole company."

Tom Sansone – Jabil Board of Directors

Penang Embraces Continuous Improvement


SUGGESTION

This year, a winning team in Penang dedicated to improving every product, service, and process wanted to take their focus to another level by seeking improvements in every aspect of the business. Their goal was to give all employees in Penang – from top to bottom – the tools necessary to make decisions that improved performance and further reduced waste. They understood that cultural transformation would not occur unless the organization embraced the spirit of continuous improvement.

To promote change, the site built a library, developed training, printed posters and held numerous educational events. All of these efforts paid off as the number of Kaizens nearly doubled and Bronze Certification participation increased exponentially.



Manaus Raises the Bar and Sets the Standard

In Manaus, continuous improvement is about building a culture of change and teamwork. With the main focus on people, the team in Manaus actively drove continuous improvement at their site by providing their employees with education and practical training through Kaizen events.

Further, the team set up benchmarking opportunities with top local companies to encourage collaboration. As a direct result of their efforts, the site had higher employee morale, reduced costs, and improved customer satisfaction.



Chihuahua Improves Efficiency

Recognizing a need for a more efficient workplace management system, a team in Chihuahua created an on-line reporting tool, which allowed managers to make quicker, better decisions.

The much needed on-line resource allowed managers in Chihuahua to make proactive decisions on operating and scheduling with greater precision. Once implemented the data allowed for better tracking, increased transparency and improved scheduling.



SOCIAL & ENVIRONMENTAL RESPONSIBILITY

Jabil's commitment to Social & Environmental Responsibility is based on respect for employees, the environment and the communities in which we operate. We take an integrated approach, embedding social and environmental elements into both culture and business strategy.

In turn, our employees are Jabil's greatest community ambassadors, reaching out to support a myriad of educational, environmental and child-focused programs. Through fundraising, volunteering and partnerships, we are providing support needed to keep our communities healthy. We also recognize the importance of being a proactive steward of natural resources and are continually working to reduce the impact of our operations on the environment.

Jabil's commitment to social and environmental responsibility differentiates us as a trustworthy partner for our customers. We have a dedicated Social & Environmental Responsibility team, a Global Environmental Management System with third-party certification of environmental standards, and we adhere to Electronics Industry Code of Conduct and international standards for labor; environmental, health and safety; and ethics.

"Jabil has a history of supporting the communities in which we're based and our employees are heavily involved with both social and environmental initiatives. This is very important, because we're continually working to improve in everything we do, day-by-day."

Mark Mondello – Chief Operating Officer

Living the Values in Tiszaujvaros



Inspired by a personal story and driven by Jabil's corporate values, a team from Tiszaujvaros took action to improve the community in which they live and work. That's when a resourceful team saw the opportunity to connect people with special needs with positions at Jabil.

Once underway, the program found great success. The team attended special recruiting events, ensured accessibility, and even invited a sign language interpreter to attend a recruiting session in order to attract candidates. In the end, the team accomplished their goals by satisfying the need for good employees while supporting Jabil's growth in Tiszaujvaros.



Wuxi Optimizes Painting Process

A team in Wuxi, committed to finding new ways to efficiently work with plastics was determined to reduce the environmental impact connected to the painting process for smart phones. The goal was to reduce the amount of materials used and decrease the electricity needed by over 50 percent.

The team developed a unique and innovative process that positioned the phones for efficient painting. As a result, the team reduced electricity usage and paint required by 60 percent and 55 percent, respectively. The team also significantly reduced the materials used during the process creating a cleaner environment.



Huangpu Supports Jabil Culture in China

A team in Huangpu focused on improving morale at their site. To accomplish this task, they created an employee-based team to support the Jabil culture in China.

Through their efforts, they organized and encouraged employees to actively take part in worthwhile community events. The team founded 16 sports clubs, entertainment activities, training, and education groups with 3,000 members. They stayed focused on taking care of the community too. As a result of these efforts, the team improved morale and created a healthier atmosphere.

DEAR EMPLOYEES, SHAREHOLDERS AND PARTNERS:

Jabil had a remarkable fiscal 2011. The company posted its second consecutive record year, with revenue rising 23 percent to $16.5 billion and fully diluted earnings per share growing 122 percent to $1.73 per share. We also produced a record level of cash flow from operations, maintained a healthy liquidity position and returned $262 million to shareholders through dividends and share repurchases.

Jabil's growth story is very unique, not just in the manufacturing services industry and electronic hardware business, but in the broader population of publicly-traded companies. Since our public offering in 1993, Jabil is one of just five Fortune 500 companies that have grown at a compound annual growth rate of 25 percent or higher. Even through the more recent turbulence, from 2008 through 2010, Jabil is one of only nine Fortune 500 companies with over $15 billion in revenue to grow at our pace. By any measures, Jabil is in elite company in terms of growth, however, Jabil is not looking backwards or resting on the past, rather we are looking forward towards a future of opportunity. Jabil marched forward in fiscal 2011, on our core strategic initiatives of growth, differentiation and sustainability.

In fact, growth, differentiation and sustainability are linked together in the value proposition we offer customers. We emphasize business areas in which Jabil has a competitive advantage and investments in our people, capital expenditures, technology and strategic acquisitions are geared to expand the value of our services in a highly differentiated way. As we progress on this path, our services become more vital to our customers business and quality growth follows. We believe the sustainability of our results flows from the intrinsic value of the services we provide to customers, customers that choose us for quality and reliability over price alone.



Diversified Manufacturing Services set the pace for our growth in fiscal 2011. In this area revenue increased 43 percent year-over-year, well above our 20 to 30 percent long-term target range. Comprised of three distinct reporting areas: Specialized Services; Healthcare & Instrumentation; and Industrial & Clean Tech, we remain confident in our expectations for continued growth, especially in these areas where we believe we have unique competitive advantages and where we can leverage broader global trends.

Specialized Services includes the Aftermarket Services business and the Materials Technology group. Both enjoyed significant growth during the fiscal year.

Aftermarket Services is expanding services from reverse logistics and depot repair into advanced logistics services and providing infrastructure to key customers in developing world markets. We announced the acquisition of Telmar in fiscal 2011, broadening our market to include complex telecommunications products and deepening engineering capabilities in this field. We look forward to continued growth and value contribution from this area in the years ahead.

Our Materials Technology group enjoyed a spectacular year of growth as new process technologies were rapidly deployed and matured into significant levels of production. Unique engineering solutions are being developed, combining a wide range and combination of materials. In this area our expanding customer base includes the world's leaders in mobile internet products. In coming years, we expect to see this engineering capability continue to strengthen our value proposition in other markets, most notably in healthcare.

"2011 was a remarkable year for us and we're very pleased with the growth and advancement made on key strategic objectives to diversify our business and to premise our value to customers on highly-differentiated services and capabilities."

Tim Main - President and Chief Executive Officer



Healthcare & Life Sciences customers need "safe" hands to help them penetrate emerging markets, bring innovative products to market and reduce healthcare delivery cost. Jabil builds 70 percent of its output in lot quantities of 100 or less, mastering high mix, high complexity manufacturing in low-cost locations, the very markets in which our healthcare customers want to expand. Uniquely, Jabil's business in Materials Technology brings highly differentiated engineering approaches to a broad range of materials, including glass, ceramics, metals and plastics used in disposables and other products. We will continue to drive quality as the number one priority to preserve and protect the trust patients have in their healthcare providers.

Jabil was an early mover in the Industrial & Clean Tech business. We believe this adds to our credibility with customers and has given us a head start in developing unique capabilities for customers in this business area. Global competition for scarce resources such as energy, food and water are leading to shifts in approaches to resource generation and conservation. Jabil's participation in this business area spans renewable energy generation, grid distribution, storage and efficient use of power in products such as lighting and appliances. We have an emerging business in water treatment and will look to build this in coming years. We are developing new capabilities that can leverage value through the entire industrial and clean tech ecosystem.

These differentiated service areas give us high confidence that we can sustain ourselves for years to come with new business and a continuous refreshing of our value proposition.

Our Enterprise & Infrastructure business enjoyed outstanding revenue growth of 18 percent in fiscal 2011. In this area, we simplify our customers' challenge to design, manufacture, deliver and service their products around the world. We believe our customers want financially strong, flexible and agile suppliers that can effectively help them manage supply and demand around the world. Jabil's advanced IT system, including a single instance of SAP worldwide, gives us a unique advantage to efficiently collaborate with customers in a transparent way. The move to the "cloud," along with increased social networking, video distribution and information management are key trends supporting longer-term growth in this field.

Jabil's culture of continuous improvement has reached an important point of maturity. Lean is a self-sustaining part of our culture. In fiscal 2011, our people increased kaizen activity by over 200 percent, generating over 14,000 blitz kaizen events worldwide. This helps our business stay competitive and ahead of price erosion curves. This is especially important in our High Velocity area, where a hyperactive focus on cost and asset turnover helps to keep the entire Jabil body healthy. Operating margins in this area doubled in fiscal 2011 to 2.4 percent.

Our product development services continue to expand and add crucial value in key relationships. Jabil has over 1,000 design engineers in ten locations around the world providing hardware, firmware, mechanical, validation and value engineering services. We have broad capability in value engineering and focused full product development in key areas, notably healthcare and enterprise storage. Although Jabil's R&D expenditures appear relatively small, design is a significant area with over $100 million in revenue, most of which is reimbursed through customer relationships or major business units.

Over the past five years, the company has achieved an improved level of diversification, in particular with respect to sources of profit. In fiscal 2006, we derived nearly 50 percent of our profit from what we now call High Velocity. Today, over half our profitability is derived from the Diversified Manufacturing Services business area. This is the fastest area of growth, the highest profit contributor and the most diversified of our business groups. This helps to make Jabil a more resilient and sustainable business. It has also had a positive impact on earnings power. This area is increasing as a percentage of our overall revenue, reaching 40 percent in the final quarter of 2011. For the year, operating margins expanded in a corresponding fashion, 110 basis points, while operating profit increased 77 percent.

We believe our business is going through a positive transformation. We have emerged from a severe recession with a stronger business focused on key markets leveraging our core competitive advantages. The basis of how we compete has fundamentally changed to value generation. It is an exciting time to be part of the Jabil experience.

Jabil's journey in growth, differentiation and sustainability is powered by our people. Jabil has a powerfully passionate culture that is driven to achieve beyond expectations. However, achievement is not attained at the expense of our core values. Our global "Deliver Best Practices" competition reminds us each year of the many good things our people do, during work and in the community. We hope you enjoy a brief look inside at the heart and soul of Jabil; our people and the good things they do each day.



Timothy L. Main
President and
Chief Executive Officer



William D. Morean
Chairman

Summary of Operations For the Year Ended August 31 (in thousands, except per share data)		2011
Net Revenue	$	16,518,827
Net Revenue year over year % change		23%
Operating Income (loss)	$	578,734
Operating Margin		3.5%
Net Income (loss)	$	381,063
Income (loss) per share-basic	$	1.78
Income (loss) per share-diluted	$	1.73
Weighted average shares outstanding:		
Basic		214,502
Diluted		220,719
Cash flows from operating activities	$	828,009
Capital expenditures	$	458,989
Cash dividends declared, per share	$	0.28
Share repurchases	$	200,000

FISCAL 2011 SEGMENT RESULTS


32%
36%
32%

- DIVERSIFIED MANUFACTURING
  - 17% SPECIALIZED SERVICES
  - 7% HEALTHCARE & INSTRUMENTATION
  - 12% INDUSTRIAL & CLEAN TECH
- ENTERPRISE & INFRASTRUCTURE
- HIGH VELOCITY

FINANCIAL HIGHLIGHTS

2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
13,409,411	11,684,538	12,779,703	12,290,592	10,265,447	7,524,386	6,252,897	4,729,482	3,545,466	4,324,655
15%	-9%	4%	20%	36%	20%	32%	33%	-18%	22%
327,566	(910,201)	251,397	181,939	241,807	251,967	221,771	28,303	53,407	155,308
2.4%	-7.8%	2.0%	1.5%	2.4%	3.3%	3.5%	0.6%	1.5%	3.6%
168,840	(1,165,212)	133,892	73,236	164,518	203,875	173,730	28,570	38,731	112,332
0.79	(5.63)	0.64	0.35	0.79	1.01	0.87	0.14	0.20	0.59
0.78	(5.63)	0.64	0.35	0.77	0.98	0.85	0.14	0.19	0.56
214,332	207,002	209,805	206,724	208,737	202,501	200,430	198,495	197,396	191,862
217,597	207,002	210,425	209,801	213,663	207,706	205,559	201,671	200,535	202,223
427,410	557,309	420,002	183,889	448,176	590,001	451,241	263,493	553,562	182,695
398,425	292,238	337,502	302,190	279,861	256,849	217,741	117,215	85,310	309,202
0.28	0.28	0.28	0.28	0.14	–	–	–	–	–
–	–	–	–	200,000	–	–	–	–	–

REVENUE GROWTH

USD IN BILLIONS FY 8/31



$4.32
$3.55
$4.73
$6.25
$7.52
$10.27
$12.29
$12.78
$11.68
$13.41
$16.52
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11

DIVERSIFIED MANUFACTURING

$500 Billion Market Opportunity

INDUSTRIAL & CLEAN TECH
$120 Billion Market

- Environment & Appliance Efficiency
- Industrial Controls
- Power Storage
- Renewable Energy
- Smart Grid
- Water Treatment



SPECIALIZED SERVICES
$230 Billion Market

Aftermarket Services

- Emerging Markets
- End-to-End Offerings
- Networking & Telecommunications

Materials Technology

- Innovative Design Capabilities
- Differentiated Engineering Solutions
- Mobile Internet Casing Expertise
- Healthcare Applications

HEALTHCARE & INSTRUMENTATION
$150 Billion Market

- Analytical Lab Equipment
- Imaging
- Patient Bedside
- Portable On and In-Body
- Single Use Devices
- Surgical & Procedural

Source: Industry & Analyst Reports

BOARD OF DIRECTORS



William D. Morean
Chairman
Jabil Circuit, Inc.
Director since 1978
Age 56



Thomas A. Sansone
Vice Chairman
Jabil Circuit, Inc.
Director since 1983
Age 62



Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
Director since 1999
Age 54



Mel S. Lavitt
Senior Advisor
Needham & Company, LLC
Director since 1991
Age 74



Steven A. Raymund
Chairman of the Board
Tech Data Corporation
Director since 1996
Age 56



Lawrence J. Murphy
Private Business Consultant
Director since 1989
Age 69



Frank A. Newman
Private Investor
Director since 1998
Age 63



David Stout
Director, Airgas Inc., NanoBio Corp.,
Allos Therapeutics, Shire PLC
Director since 2009
Age 57



Martha Brooks
Director, Bombardier Inc.,
Harley-Davidson, Inc.
Director since 2011
Age 52

Jabil's Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees.

Audit: Raymund (Chair), Brooks, Newman
Compensation: Stout (Chair), Lavitt, Murphy
Nominating & Corporate Governance: Sansone (Chair), Lavitt, Stout

Jabil's Corporate Governance Guidelines, Code of Ethics and the charters of these committees can be found on Jabil's website: www.jabil.com.

CORPORATE

Main, Timothy L.	President and Chief Executive Officer
Mondello, Mark T.	Chief Operating Officer
Alexander, Forbes I.J.	Chief Financial Officer
Dastoor, Michael K.	Senior Vice President, Controller
Paver, Robert L.	Corporate Secretary and General Counsel
Cadavid, Sergio A.	Treasurer
Allan Pritchard, Susan	Senior Legal Counsel, Assistant Corporate Secretary
Althaver, Brian D.	Vice President, Corporate Investment
Beaman, Linda L.	Vice President, Information Technology – Service Operations
Blythe, Thomas R.	Vice President, Tax
Brem, Samantha A.	Vice President, Global Legal Affairs
Couch, David D.	Chief Information Officer
Dargan, John	Vice President, Corporate Investment
Harmon, Robert P.	Vice President, Corporate Investment
Hawthorne, Robert F.	Vice President, Information Technology – Business Systems
Hodge, Steven A.	Vice President, Finance, Global Business Center
Lovato, John P.	Senior Vice President, Corporate
McGee, Joseph A.	Executive Vice President, Strategic Planning and Development
McGuckin, Audrey J.	Vice President, Human Development
Myers, Donald J.	Senior Vice President, Corporate Development
Peters, William E.	Executive Vice President, Human Development, Human Resources
Stock, Lawrence A.	Vice President, Risk and Assurance
Traud, Timothy W.	Vice President, Reporting, Planning and Analysis
Walters, Beth A.	Senior Vice President, Communications and Investor Relations
Yuen, Teck Ping "TP"	Senior Vice President, Human Resources – Asia

MANUFACTURING SERVICES

Muir, Jr., William D.	Executive Vice President, CEO, Manufacturing Services
Adams, Joseph J.	Vice President, Global Business Unit
Belinsky, Howard "Clint"	Vice President, Global Quality
Borges, Steven D.	Vice President, Global Business Units
Caltabiano, John D.	Vice President, Global Sourcing
Cavanaugh, Jeffrey M.	Vice President, Global Business Units
Cochran, Terry "Keith"	Vice President, Global Business Units
Coelho, Jose A.F.	Vice President, Operations – Americas
Creadon, Jr., Gerald "JJ"	Vice President, Operations – Business Unit
Darroch, Ronald	Vice President, Operations – Europe
Dunlop, Maurice	Senior Vice President, Global Business Units
Emerson, David S.	Vice President, Worldwide Sector Sales
Ferri, Roberto L.	Vice President, European Sales
Gebicke, Scott	Vice President, Global Business Units
Gonzalez, Gonzalo D.	Vice President, Global Operations Services
Hartung, Frederick A.	Vice President, Supply Chain Solutions and Logistics
Hoch, Erich	Senior Vice President, Chief Supply Chain Officer
Loparco, Michael J.	Vice President, Global Business Units
Luginbill, James C.	Vice President, Strategic Growth
Lumetta, Jeffrey J.	Vice President, Engineering Design
Main, III, Charles A.	Vice President, Global Business Unit
Matthes, Michael J.	Senior Vice President, Worldwide Operations
Mayor, Marco A.	Vice President, Engineering Design
Mazula, Kevin C.	Vice President, Global Business Unit
McBeth, Joseph S.	Vice President, Global Supply Chain
Myers, Robert Alan	Vice President, Global Business Unit – Medical
Ong, Kay Chong "KC"	Vice President, Operations – Northern Asia
Parimbelli, Alessandro	Senior Vice President, Global Business Units
Paulus, Carey A.	Vice President, Global Business Unit
Ryan, Courtney J.	Senior Vice President, Global Business Units
Singh, Harjinder "Bobby"	Vice President, Operations – Southern Asia
Smith, Daryn G.	Vice President, Finance
Wahl, David T.	Vice President, Global Business Units
Williams, Paul "Andrew"	Vice President, Global Business Unit
Wilson, Kenneth	Vice President, Global Business Units
Wilson, Robert C.	Vice President, Engineering Design, Computing and Storage

MATERIALS TECHNOLOGY

Chiang, Hwai Hai "HH"	Executive Vice President, CEO, Materials Technology
Bik, Otto J.	Vice President, Finance
Chiu, Shao Chen "Stoney"	Vice President, Global Business Units – Materials Technology
Lee, Kong Ann "KA"	Vice President, Operations – Materials Technology
Lee, Ming-Yen	Vice President
Li, Tsung Lung "Jon"	Vice President, Finance

AFTERMARKET SERVICES

Liebel, Hartmut	Executive Vice President, CEO, Aftermarket Services
Braswell, Autumn L.	Vice President, Strategic Development
Ferris, Kristopher S. "Kip"	Vice President, Business Development
Greff, Brian T.	Vice President, Finance
Leimann, Ralph T.	Vice President, Technical Services
Maguire, Bryan	Chief Client Officer
Rollinson, III, Frederick	Senior Vice President, Worldwide Operations
Sickels, Scott H.	Vice President, Global Supply Chain Officer
Sykora, Peter	Vice President, Operations – Europe

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-14063

JABIL CIRCUIT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-1886260**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code

(727) 577-9749

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	New York Stock Exchange
Series A Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant based on the closing sale price of the Common Stock as reported on the New York Stock Exchange on February 28, 2011 was approximately $4.2 billion. For purposes of this determination, shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of the close of business on October 6, 2011, was 208,190,552. The registrant does not have any non-voting stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders to be held on January 26, 2012 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

JABIL CIRCUIT, INC.

2011 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

References in this report to "the Company," "Jabil," "we," "our," or "us" mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements (such as when we describe what "will," "may," or "should" occur, what we "plan," "intend," "estimate," "believe," "expect" or "anticipate" will occur, and other similar statements) include, but are not limited to, statements regarding future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions, dispositions and new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. We make certain assumptions when making forward-looking statements, any of which could prove inaccurate, including, but not limited to, statements about our future operating results and business plans. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. Furthermore, the inclusion of forward-looking information should not be regarded as a representation by the Company or any other person that future events, plans or expectations contemplated by the Company will be achieved. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements:

- business conditions and growth or declines in our customers' industries, the electronic manufacturing services industry and the general economy;
- *variability of our operating results;*
- *our dependence on a limited number of major customers;*
- *availability of components;*
- *our dependence on certain industries;*
- our production levels are subject to the variability of customer requirements, including seasonal influences on the demand for certain end products;
- *our substantial international operations, and the resulting risks related to our operating internationally;*
- *the potential consolidation of our customer base, and the potential movement by some of our customers of a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity;*
- *our ability to successfully negotiate definitive agreements and consummate dispositions and acquisitions, and to integrate operations following the consummation of acquisitions;*
- *our ability to take advantage of our past, current and possible future restructuring efforts to improve utilization and realize savings and whether any such activity will adversely affect our cost structure, our ability to service customers and our labor relations;*
- *our ability to maintain our engineering, technological and manufacturing process expertise;*
- *other economic, business and competitive factors affecting our customers, our industry and our business generally; and*
- *other factors that we may not have currently identified or quantified.*

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the

"Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections contained in this document. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

All forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document and the documents that we incorporate by reference into this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

Item 1. Business

The Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. We serve our customers primarily with dedicated business units that combine highly automated, continuous flow manufacturing with advanced electronic design and design for manufacturability. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our revenue, net of estimated return costs ("net revenue"). Based on net revenue, for the fiscal year ended August 31, 2011 our largest customers currently include Agilent Technologies, Apple Inc., Cisco Systems, Inc., Ericsson, General Electric Company, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Pace plc and Research in Motion Limited. For the fiscal year ended August 31, 2011, we had net revenues of approximately $16.5 billion and net income attributable to Jabil Circuit, Inc. of approximately $381.1 million.

We offer our customers comprehensive electronics design, production and product management services that are responsive to their manufacturing and supply chain management needs. Our business units are capable of providing our customers with varying combinations of the following services:

- integrated design and engineering;
- component selection, sourcing and procurement;
- automated assembly;
- design and implementation of product testing;
- parallel global production;
- enclosure services;
- systems assembly, direct order fulfillment and configure to order; and
- aftermarket services.

We currently conduct our operations in facilities that are located in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, the U.S. and Vietnam. Our global manufacturing production sites allow customers to manufacture products simultaneously in the optimal locations for their products. Our services allow customers to improve supply-chain management, reduce inventory obsolescence, lower transportation costs and reduce product fulfillment time. We have identified our global presence as a key to assessing our business opportunities.

On September 1, 2010, we reorganized our business into the following three segments: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). Our DMS segment is composed of dedicated resources to manage higher complexity global products in regulated industries and bring materials and process technologies including design and aftermarket services to our global customers. Our E&I and HVS segments offer integrated global supply chain solutions designed to provide cost effective solutions for our customers. Our E&I segment is focused on our customers primarily in the computing, storage, networking and telecommunication sectors. Our HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals.

Our principal executive offices are located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. We were incorporated in Delaware in 1992. Our website is located at http://www.jabil.com. Through a link on the "Investors" section of our website, we make available the following financial filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. Information contained in our website, whether currently posted or posted in the future, is not a part of this document or the documents incorporated by reference in this document.

Industry Background

The industry in which we operate is composed of companies that provide a range of manufacturing, design and aftermarket services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990s as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies began to turn more to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Uncertainty remains regarding the extent and timing of the current economic recovery. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Over the longer term, we believe the factors driving companies to favor outsourcing include:

- ***Reduced Product Cost.*** Manufacturing service providers are often able to manufacture products at a reduced total cost to companies. These cost advantages result from higher utilization of capacity because of diversified product demand and, typically, a higher sensitivity to elements of cost.
- ***Accelerated Product Time-to-Market and Time-to-Volume.*** Manufacturing service providers are often able to deliver accelerated production start-ups and achieve high efficiencies in transferring new products

into production. Providers are also able to more rapidly scale production for changing markets and to position themselves in global locations that serve the leading world markets. With increasingly shorter product life cycles, these key services allow new products to be sold in the marketplace in an accelerated time frame.

- ***Access to Advanced Design and Manufacturing Technologies.*** Customers gain access to additional advanced technologies in manufacturing processes, as well as product and production design. Product and production design services may offer customers significant improvements in the performance, cost, time-to-market and manufacturability of their products.

- ***Improved Inventory Management and Purchasing Power.*** Manufacturing service providers are often able to more efficiently manage both procurement and inventory, and have demonstrated proficiency in purchasing components at improved pricing due to the scale of their operations and continuous interaction with the materials marketplace.

- ***Reduced Capital Investment in Manufacturing.*** Companies are increasingly seeking to lower their investment in inventory, facilities and equipment used in manufacturing in order to allocate capital to other activities such as sales and marketing and research and development ("R&D"). This shift in capital deployment has placed a greater emphasis on outsourcing to external manufacturing specialists.

Our Strategy

We are focused on expanding our position as one of the leading providers of worldwide electronic manufacturing services and solutions. To achieve this objective, we continue to pursue the following strategies:

- ***Establish and Maintain Long-Term Customer Relationships.*** Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. Over the past several years, we have made concentrated efforts to diversify our industry sectors and customer base. As a result of these efforts, we have experienced business growth from existing customers and from new customers. Additionally, our acquisitions have contributed to our business growth. We focus on maintaining long-term relationships with our customers and seek to expand these relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

- ***Utilize Business Units.*** Each of our business units is dedicated to one customer and operates with a high level of autonomy, primarily utilizing dedicated production equipment, production workers, supervisors, buyers, planners, and engineers. We believe our customer centric business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

- ***Expand Parallel Global Production.*** Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have established or acquired operations in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine and Vietnam to increase our European, Asian and Latin American presence.

- ***Offer Systems Assembly, Direct-Order Fulfillment and Configure-to-Order Services.*** Our systems assembly, direct-order fulfillment and configure-to-order services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. These services are available at all of our manufacturing locations.

- ***Offer Design and Aftermarket Services.*** We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers by allowing them the flexibility to utilize complementary design services to achieve improvements in performance, cost, time-to-market and manufacturability, as well as to help develop relationships with new customers. We also offer aftermarket services from strategic hub locations. Our aftermarket service centers allow us to provide service to our customers' products following completion of the traditional manufacturing and fulfillment process.

- ***Pursue Selective Acquisition Opportunities.*** Traditionally, Electronic Manufacturing Services ("EMS") companies have acquired manufacturing capacity from customers to drive growth, expand footprint and gain new customers. More recently, our acquisition strategy has expanded beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations to include opportunities to acquire smaller EMS competitors who are focused on our key growth areas which include specialized manufacturing, aftermarket services and/or design operations and other acquisition opportunities complementary to our services offerings. The primary goal of our acquisition strategy is to complement our current capabilities and diversify our business into new industry sectors and with new customers, and to expand the scope of the services we can offer to our customers. As the scope of our acquisition opportunities expands, the risks associated with our acquisitions expand as well, both in terms of the amount of risk we face and the scope of such risks. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

Our Approach to Manufacturing

In order to achieve high levels of manufacturing performance, we have adopted the following approaches:

- ***Business Units.*** Each of our business units is dedicated to one customer and is empowered to formulate strategies tailored to individual customer needs. Most of our business units have dedicated production lines consisting of equipment, production workers, supervisors, buyers, planners and engineers. Under certain circumstances, a production line may include more than one business unit in order to maximize resource utilization. Business units have direct responsibility for manufacturing results and time-to-volume production, promoting a sense of individual commitment and ownership. The business unit approach is modular and enables us to grow incrementally without disrupting the operations of other business units.

- ***Business Unit Management.*** Our Business Unit Managers coordinate all financial, manufacturing and engineering commitments for each of our customers at a particular manufacturing facility. Our Business Unit Directors oversee local Business Unit Managers and coordinate worldwide financial, manufacturing and engineering commitments for each of our customers that have global production requirements. Jabil's Business Unit Management has the authority (within high-level parameters set by executive management) to develop customer relationships, make design strategy decisions and production commitments, establish pricing, and implement production and electronic design changes. Business Unit Managers and Directors are also responsible for assisting customers with strategic planning for future products, including developing cost and technology goals. These Managers and Directors operate autonomously with responsibility for the development of customer relationships and direct profit and loss accountability for business unit performance.

- ***Automated Continuous Flow.*** We use a highly automated, continuous flow approach where different pieces of equipment are joined directly or by conveyor to create an in-line assembly process. This process is in contrast to a batch approach, where individual pieces of assembly equipment are operated as freestanding work-centers. The elimination of waiting time prior to sequential operations results in faster manufacturing, which improves production efficiencies and quality control, and reduces inventory work-in-process. Continuous flow manufacturing provides cost reductions and quality improvement when applied to volume manufacturing.

- ***Computer Integration.*** We support all aspects of our manufacturing activities with advanced computerized control and monitoring systems. Component inspection and vendor quality are monitored electronically in real-time. Materials planning, purchasing, stockroom and shop floor control systems are supported through a computerized Manufacturing Resource Planning system, providing customers with a continuous ability to monitor material availability and track work-in-process on a real-time basis. Manufacturing processes are supported by a real-time, computerized statistical process control system, whereby customers can remotely access our computer systems to monitor real-time yields, inventory positions, work-in-process status and vendor quality data. See "Technology" and "Risk Factors — Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs."

- ***Supply Chain Management.*** We make available an electronic commerce system/electronic data interchange and web-based tools for our customers and suppliers to implement a variety of supply chain management programs. Most of our customers utilize these tools to share demand and product forecasts and deliver purchase orders. We use these tools with most of our suppliers for just-in-time delivery, supplier-managed inventory and consigned supplier-managed inventory.

Our Design Services

We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers and to help develop relationships with new customers. We offer the following design services:

- ***Electronic Design.*** Our electronic design team provides electronic circuit design services, including application-specific integrated circuit design and firmware development. These services have been used to develop a variety of circuit designs for cellular phones and accessory products, notebook and personal computers, servers, radio frequency products, video set-top boxes, optical communications products, personal digital assistants, communication broadband products and automotive and consumer appliance controls.

- ***Industrial Design Services.*** Our industrial design team designs the "look and feel" of the plastic and metal enclosures that house the electro-mechanics, including the printed circuit board assemblies ("PCBA").

- ***Mechanical Design.*** Our mechanical engineering design team specializes in three-dimensional mechanical design with the analysis of electronic, electro-mechanical and optical assemblies using state of the art modeling and analytical tools. The mechanical team has extended Jabil's product design offering capabilities to include all aspects of industrial design, advance mechanism development and tooling management.

- ***Computer-Assisted Design.*** Our computer-assisted design ("CAD") team provides PCBA design services using advanced CAD/computer-assisted engineering tools, PCBA design testing and verification services, and other consulting services, which include the generation of a bill of materials, approved vendor list and assembly equipment configuration for a particular PCBA design. We believe that our CAD services result in PCBA designs that are optimized for manufacturability and cost, and accelerate the time-to-market and time-to-volume production.

- ***Product Validation.*** Our product validation team provides complete product and process validation. This includes system test, product safety, regulatory compliance and reliability.

- ***Manufacturing Test Solution Development.*** Our manufacturing test solution development team works as an integral function to the design team to embed design for testability and minimization of capital and resource investment for mass manufacturing. The use of software control instrumentation and test process management has enhanced our customer product quality with less human dependent test processes. The full electronic test data-log of customer products has allowed customer product test traceability and visibility throughout the manufacturing test process.

Our design centers are located in: Vienna, Austria; Hasselt, Belgium; Beijing and Shanghai, China; Colorado Springs, Colorado; St. Petersburg, Florida; Jena, Germany; Toa Payoh, Singapore; and Hsinchu,

Taichung and Taipei, Taiwan. Our teams are strategically staffed to support Jabil customers for all development projects, including turnkey system design and design for manufacturing activities. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

We are exposed to different or greater potential liabilities from our design services than those we face from our regular manufacturing services. See "Risk Factors — Our design services and turnkey solutions offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services."

Our Systems Assembly, Test, Direct-Order Fulfillment and Configure-to-Order Services

We offer systems assembly, test, direct-order fulfillment and configure-to-order services to our customers. Our systems assembly services extend our range of assembly activities to include assembly of higher-level sub-systems and systems incorporating multiple PCBAs. We maintain systems assembly capacity to meet the increasing demands of our customers. In addition, we provide testing services, based on quality assurance programs developed with our customers, of the PCBAs, sub-systems and systems products that we manufacture. Our quality assurance programs include circuit testing under various environmental conditions to try to ensure that our products meet or exceed required customer specifications. We also offer direct-order fulfillment and configure-to-order services for delivery of final products we assemble for our customers.

Our Aftermarket Services

As an extension of our manufacturing model and an enhancement to our total global solution, we offer aftermarket services from strategic hub locations. Jabil aftermarket service centers provide warranty and repair services to certain of our manufacturing customers, as well as to other customers. We have the ability to service our customers' products following completion of the traditional manufacturing and fulfillment process.

Our aftermarket service centers are located in: Shanghai and Suzhou, China; Coventry, England; St. Petersburg, Florida; Szombathely, Hungary; Louisville, Kentucky; Penang, Malaysia; Chihuahua, Reynosa and Nogales, Mexico; Amsterdam, The Netherlands; Bydgoszcz, Poland; Ayr, Scotland; Memphis, Tennessee; Round Rock and McAllen, Texas; and Ankara, Turkey.

Technology

We believe that our manufacturing and testing technologies are among the most advanced in the industry. Through our R&D efforts, we intend to continue to offer our customers among the most advanced highly automated, continuous flow manufacturing process technologies for precise and aesthetic mechanical components and system assembly. These technologies include automation, electronic interconnection, advanced polymer and metal material science, automated tooling, single/multi-shot injection molding, stamping, multi-axed Computer Numerical Control ("CNC"), spray painting, vacuum metallization, digital printing, anodization, thermal-plastic composite formation, plastic with embedded electronics, in-mold labeling, leather/wood overmolding, stamping cover with insert-molded or die-casting features for assembly, seamless display cover with integrated touch sensor, plastic cover with insert-molded glass lens and advanced testing solutions. In addition to our R&D activities, we are continuously making refinements to our existing manufacturing processes in connection with providing manufacturing services to our customers. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

Research and Development

To meet our customers' increasingly sophisticated needs, we continually engage in research and product design activities. These activities include electronic design, mechanical design, software design, system level design, material processing research (including plastics, metal, glass and ceramic), component and product validation, as well as other design and process development related activities necessary to manufacture our customers' products in the most cost-effective and reliable manner. We are engaged in advanced research and platform designs for products including: cellular phones and accessory products, multi-media tablets, two-way radios, health care and life science products, server and storage products, set-top and digital home products and printing products. These activities focus on assisting our customers in product creation and manufacturing solutions. For fiscal years 2011, 2010 and 2009, we expended $25.0 million, $28.1 million and $27.3 million, respectively, on R&D activities.

Financial Information about Business Segments

We derive revenue from providing comprehensive electronics design, production and product management services. Management evaluates performance and allocates resources on a divisional basis for manufacturing and service operating segments. At August 31, 2011, our reportable operating segments consisted of three segments — DMS, E&I and HVS. See Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Customers and Marketing

Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. A small number of customers and significant industry sectors have historically comprised a major portion of our net revenue. The table below sets forth the respective portion of net revenue for the applicable period attributable to our customers who individually accounted for approximately 10% or more of our net revenue in any respective period:

	Fiscal Year Ended August 31,		
	2011	2010	2009
Cisco Systems, Inc.	13%	15%	13%
Research in Motion Limited	15%	15%	12%

As discussed in "The Company" section, on September 1, 2010, we reorganized our business into the following three segments: DMS, E&I and HVS. In conjunction with this reorganization, there have been certain reclassifications made within the reported sectors.

The following table sets forth, for the periods indicated, revenue by segment expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2011	2010	2009
DMS			
Specialized Services	17%	12%	12%
Industrial & CleanTech	12%	13%	11%
Instrumentation & Healthcare	7%	7%	6%
Total DMS	**36%**	**32%**	**29%**
Total E&I	**32%**	**32%**	**34%**
Total HVS	**32%**	**36%**	**37%**
Total	**100%**	**100%**	**100%**

In fiscal year 2011, our five largest customers accounted for approximately 47% of our net revenue and 52 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Consolidation in industries that utilize electronics components may adversely affect our business" and Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

We have made concentrated efforts to diversify our industry sectors and customer base, including but not limited to increasing our net revenue in the instrumentation and healthcare sector and the HVS segment, through acquisitions and organic growth. Our Business Unit Managers and Directors, supported by executive management, work to expand existing customer relationships through the addition of product lines and services. These individuals also identify and attempt to develop relationships with new customers who meet our profile. This profile includes financial stability, need for technology-driven turnkey manufacturing, anticipated unit volume and long-term relationship stability. Unlike traditional sales managers, our Business Unit Managers and Directors are responsible for ongoing management of production for their customers.

International Operations

A key element of our strategy is to provide localized production of global products for leading companies in the major consuming regions of the Americas, Europe and Asia. Consistent with this strategy, we have established or acquired operations in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine and Vietnam.

Our European operations provide European and multinational customers with design, manufacturing and aftermarket services to satisfy their local market consumption requirements.

Our Asian operations enable us to provide local manufacturing and design services and a more competitive cost structure in the Asian market; and serve as a low cost manufacturing source for new and existing customers in the global market.

Our Latin American operations located in Mexico enable us to provide a low cost manufacturing source for new and existing customers principally in the U.S. marketplace. Our Latin American operations located in Brazil provide customers with manufacturing services to satisfy their local market consumption requirements.

See "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, past consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers who have lower cost structures as a result of their geographic location or the services they provide or who are willing to make sales or provide services at lower margins than us (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business). As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce the sales prices of their current products or services and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, compression of our profits or loss of our market share. See "Risk Factors — We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally."

Backlog

Our order backlog at August 31, 2011 was valued at approximately $4.3 billion, compared to approximately $3.9 billion at August 31, 2010. Although our backlog consists of firm purchase orders, the level of backlog at any particular time may not be necessarily indicative of future sales. Given the nature of our relationships with our customers, we frequently allow our customers to cancel or reschedule deliveries, and therefore, backlog is not a meaningful indicator of future financial results. Although we may seek to negotiate fees to cover the costs of such cancellations or rescheduling, we may not always be successful in such negotiations. See "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity."

Seasonality

Production levels for a portion of the DMS and HVS segments are subject to seasonal influences. We may realize greater net revenue during our first fiscal quarter due to higher demand for consumer related products manufactured in the DMS and HVS segments during the holiday selling season.

Components Procurement

We procure components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products we manufacture require one or more components that are only available from a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase our cost of goods sold, as a result of our having to pay higher prices for components in limited supply, and cause us to have to redesign or reconfigure products to accommodate a substitute component. In addition, at various times industry-wide shortages of electronic components have occurred, particularly of semiconductor, relay and capacitor products. We believe these past shortages were due to increased economic activity following recessionary conditions. In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but they could have a material adverse effect on our results of operations in the future. Our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. The financial condition of our suppliers could affect their ability to supply us with components which could have a material adverse effect on our operations. See "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality."

Proprietary Rights

We regard certain of our manufacturing processes and electronic designs as proprietary intellectual property. To protect our proprietary rights, we rely largely upon a combination of trade secret laws; non-disclosure agreements with our customers, employees, and suppliers; our internal security systems; confidentiality procedures and employee confidentiality agreements. Although we take steps to protect our intellectual property, misappropriation may still occur. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively modest number of solely owned and jointly held patents in various technology areas, and we believe that our evolving business practices and industry trends may result in continued growth of our patent portfolio and its importance to us, particularly as we expand our business activities. Other important factors include the knowledge and experience of our management and personnel and our ability to develop, enhance and market manufacturing services.

We license some technology and intellectual property rights from third parties that we use in providing manufacturing and design services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology and intellectual property rights grant us non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by us.

We believe that our electronic designs and manufacturing processes do not infringe on the proprietary rights of third parties. However, if third parties assert valid infringement claims against us with respect to past, current or future designs or processes, we could be required to enter into an expensive royalty arrangement, develop non-infringing designs or processes and discontinue use of the infringing design or processes, or engage in costly litigation. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise," "Risk Factors — Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims," "Risk Factors — The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs" and "Risk Factors — Intellectual property infringement claims against our customers, our suppliers or us could harm our business."

Employees

As of August 31, 2011, we employed approximately 121,000 people worldwide. None of our domestic employees are represented by a labor union. In certain international locations, our employees are represented by labor unions and by works councils. We have never experienced a significant work stoppage or strike and we believe that our employee relations are good.

Geographic Information

The information regarding net revenue and long-lived assets set forth in Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements, is hereby incorporated by reference into this Part I, Item 1.

Environmental

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those requiring design changes or conformity assessments or those relating to the recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, and we could face the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities. See "Risk Factors — Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense."

Executive Officers of the Registrant

Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. Each executive officer is a full-time employee of Jabil. There are no family relationships among our executive officers and directors. There are no arrangements or understandings between any of our executive officers and any other persons pursuant to which any of such executive officers were selected. Below is a list of our executive officers as of the most recent practicable date.

Forbes I.J. Alexander (age 51) was named Chief Financial Officer in September 2004. Mr. Alexander joined Jabil in 1993 as Controller of Jabil's Scottish operation and was promoted to Assistant Treasurer in April 1996. Mr. Alexander was Treasurer from November 1996 to August 2004. Prior to joining Jabil, Mr. Alexander was Financial Controller of Tandy Electronics European Manufacturing Operations in Scotland and has held various financial positions with Hewlett Packard and Apollo Computer. Mr. Alexander is a Fellow of the Institute of Chartered Management Accountants. He holds a B.A. in Accounting from the University of Abertay Dundee, Scotland.

Sergio Cadavid (age 55) joined Jabil as Treasurer in June 2006. Prior to joining Jabil, Mr. Cadavid was Corporate Assistant Treasurer for Owens-Illinois, Inc. in Toledo, Ohio. Mr. Cadavid joined Owens — Illinois, Inc. in 1988 and held various financial and administrative positions in the U.S., Italy and Colombia. He has also held various positions with The Quaker Oats Company, Arthur Andersen & Co. and J.M. Family Enterprises, Inc. He holds an M.B.A. from the University of Florida and a B.B.A. from Florida International University.

Michael Dastoor (age 46) was named Senior Vice President, Controller in July 2010. Mr. Dastoor joined Jabil in 2000 as Regional Controller — Asia Pacific and was named Controller in June 2004. Prior to joining Jabil, Mr. Dastoor was a Regional Financial Controller for Inchcape PLC. Mr. Dastoor joined Inchcape in 1993. He holds a degree in Finance and Accounting from the University of Bombay. Mr. Dastoor is a Chartered Accountant from the Institute of Chartered Accountants in England and Wales.

John Lovato[(1)] (age 51) was named Executive Vice President, Chief Executive Officer, Materials Technology Group in April 2010. Mr. Lovato joined Jabil in 1990 as Business Unit Manager, and has also served as General Manager of Jabil's California operation. Mr. Lovato was named Vice President, Global Business Units in 1999, Senior Vice President, Business Development in November 2002 and then Senior Vice President, Europe in September 2004. Most recently Mr. Lovato served as Executive Vice President, Chief Executive Officer, Consumer Division from September 2007 to April 2010. Before joining Jabil, Mr. Lovato held various positions at Texas Instruments. He holds a B.S. in Electronics Engineering from McMaster University in Ontario, Canada.

Timothy L. Main (age 54) has served as Chief Executive Officer of Jabil since September 2000, as President since January 1999 and as a director since October 1999. He joined Jabil in April 1987 as a Production Control Manager, was promoted to Operations Manager in September 1987, to Project Manager in July 1989, to Vice President Business Development in May 1991, and to Senior Vice President, Business Development in August 1996. Prior to joining Jabil, Mr. Main was a commercial lending officer, international division for the National Bank of Detroit. He holds a B.S. from Michigan State University and Master of International Management from the American Graduate School of International Management (Thunderbird).

Mark Mondello (age 47) was promoted to Chief Operating Officer in November 2002. Mr. Mondello joined Jabil in 1992 as Production Line Supervisor and was promoted to Project Manager in 1993. Mr. Mondello was named Vice President, Business Development in 1997 and served as Senior Vice President, Business Development from January 1999 through November 2002. Prior to joining Jabil,

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[(1)] Effective November 1, 2011, John Lovato will become the Company's Senior Vice President, Corporate and will no longer be considered an "executive officer" and Hai Hwai "HH" Chiang, currently the Company's Senior Vice President, will fill the position of Executive Vice President, Chief Executive Officer, Materials Technology Group, currently held by Mr. Lovato.

Mr. Mondello served as project manager on commercial and defense-related aerospace programs for Moog, Inc. He holds a B.S. in Mechanical Engineering from the University of South Florida.

William D. Muir, Jr. (age 43) was named Executive Vice President, Chief Executive Officer, Global Manufacturing Services Group in April 2010. Mr. Muir joined Jabil in 1992 as a Quality Engineer and has served in management positions including Senior Director of Operations for Florida, Michigan, Guadalajara, and Chihuahua; was promoted to Vice President, Operations-Americas in February 2001, was named Vice President, Global Business Units in November 2002 and Senior Vice President, Regional President — Asia in September 2004. Mr. Muir recently served as Executive Vice President, Chief Executive Officer, EMS Division from September 2007 to April 2010. He holds a Bachelor's degree in Industrial Engineering and an MBA, both from the University of Florida.

Robert L. Paver (age 55) joined Jabil as General Counsel and Corporate Secretary in 1997. Prior to joining Jabil, Mr. Paver was a trial lawyer and partner with the law firm of Holland & Knight. Mr. Paver has served as an adjunct professor of law at Stetson University College of Law and guest lecturer at the University of Florida Levin College of Law. He holds a B.A. from the University of Florida and a J.D. from Stetson University College of Law.

Item 1A: Risk Factors

As referenced, this Annual Report on Form 10-K includes certain forward-looking statements regarding various matters. The ultimate correctness of those forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied by those statements. Undue reliance should not be placed on those forward-looking statements. The following important factors, among others, as well as those factors set forth in our other SEC filings from time to time, could affect future results and events, causing results and events to differ materially from those expressed or implied in our forward-looking statements.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results are affected by a number of factors, including:

- adverse changes in current macro-economic conditions, both in the U.S. and internationally;
- the level and timing of customer orders;
- the level of capacity utilization of our manufacturing facilities and associated fixed costs;
- the composition of the costs of revenue between materials, labor and manufacturing overhead;
- price competition;
- changes in demand for our products or services;
- changes in demand in our customers' end markets;
- our exposure to financially troubled customers;
- our level of experience in manufacturing a particular product;
- the degree of automation used in our assembly process;
- the efficiencies achieved in managing inventories and fixed assets;
- fluctuations in materials costs and availability of materials;

- adverse changes in political conditions, both in the U.S. and internationally, including among other things, adverse changes in tax laws and rates (and the governments' interpretations thereof), adverse changes in trade policies and adverse changes in fiscal and monetary policies;
- seasonality in customers' product requirements; and
- the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The volume and timing of orders placed by our customers vary due to variation in demand for our customers' products; our customers' attempts to manage their inventory; electronic design changes; changes in our customers' manufacturing strategies; and acquisitions of or consolidations among our customers. In addition, our sales associated with consumer related products are subject to seasonal influences. We may realize greater revenue during our first fiscal quarter due to high demand for consumer related products during the holiday selling season. In the past, changes in customer orders that reduce net revenue have had a significant effect on our results of operations as a result of our overhead remaining relatively fixed while our net revenue decreased. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations."

Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue.

For the fiscal year ended August 31, 2011, our five largest customers accounted for approximately 47% of our net revenue and our top 52 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. If any of our customers experience a decline in the demand for their products due to economic or other forces, they may reduce their purchases from us or terminate their relationship with us. Our customers' industries have experienced rapid technological change, shortening of product life cycles, consolidation, and pricing and margin pressures. Consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. A significant reduction in sales to any of our customers or a customer exerting significant pricing and margin pressures on us could have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production or product management services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

In the past, our revenue declined as consumers and businesses postponed spending in response to tighter credit, negative financial news, declines in income or asset values or general uncertainty about global economic conditions. These economic conditions had a negative impact on our results of operations and similar conditions may exist in the future. In addition, in the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. We cannot assure you that present or future customers will not terminate their design, production and product management services arrangements with us or significantly change, reduce or delay the amount of services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing electronics design, production and product management services to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. In addition, our operating results and financial condition could be adversely affected by the potential recovery by the bankruptcy estate of amounts previously paid to us by a customer that later became insolvent that are deemed a preference under bankruptcy law. Such adverse effects could include one or more of the following: a decline in revenue, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in trade accounts receivable.

Certain of the industries to which we provide services have experienced significant financial difficulty in the past, with some of the participants filing for bankruptcy. Such significant financial difficulty has negatively affected our business and, if further experienced by one or more of our customers, may further negatively affect our business due to the decreased demand of these financially distressed customers, the potential inability of these companies to make full payment on amounts owed to us, or both. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors — We face certain risks in collecting our trade accounts receivable."

Consolidation in industries that utilize electronics components may adversely affect our business.

Consolidation in industries that utilize electronics components may further increase as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may increase pricing and competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer's business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.

Our customers face numerous competitive challenges, such as decreasing demand from their customers, rapid technological change and short life cycles for their products, which may materially adversely affect their business, and also ours.

Factors affecting the industries that utilize electronics components in general, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:

- recessionary periods in our customers' markets, as well as in the global economy in general;
- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which contributes to short product life cycles;
- the inability of our customers to develop and market their products, some of which are new and untested;
- the potential that our customers' products become obsolete;
- the failure of our customers' products to gain widespread commercial acceptance;
- increased competition among our customers and their respective competitors which may result in a loss of business, or a reduction in pricing power, for our customers; and
- new product offerings by our customers' competitors may prove to be more successful than our customers' product offerings.

At times our customers have been, and may be in the future, unsuccessful in addressing these competitive challenges, or any others that they may face, and their business has been, and may be in the future, materially adversely affected. As a result, the demand for our services has at times declined and may decline in the future. Even if our customers are successful in responding to these challenges, their responses may have consequences which affect our business relationships with our customers (and possibly our results of operations) by altering our production cycles and inventory management.

The success of our business is dependent on both our ability to independently keep pace with technological changes and competitive conditions in our industry, and also our ability to effectively adapt our services in response to our customers keeping pace with technological changes and competitive conditions in their respective industries.

If we are unable to offer technologically advanced, cost effective, quick response manufacturing services, demand for our services will decline. In addition, if we are unable to offer services in response to our customers' changing requirements, then demand for our services will also decline. A substantial portion of our net revenue is derived from our offering of complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net revenue may significantly decline.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity.

The volume and timing of sales to our customers may vary due to:

- variation in demand for our customers' products;
- our customers' attempts to manage their inventory;
- electronic design changes;
- changes in our customers' manufacturing strategy; and
- acquisitions of or consolidations among customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers' business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past and we may experience such effects in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition to our difficulty in forecasting customer orders, we sometimes experience difficulty forecasting the timing of our receipt of revenue and earnings following commencement of manufacturing an additional product for new or existing customers. The necessary process to begin this commencement of manufacturing can take from several months to more than a year before production begins. Delays in the completion of this process can delay the timing of our sales and related earnings. In addition, because we make capital expenditures during this ramping process and do not typically recognize revenue until after we produce and ship the customer's products, any delays or unanticipated costs in the ramping process may have a significant adverse effect on our cash flows and our results of operations.

Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy.

Our industry must provide increasingly rapid product turnaround for its customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers have previously canceled their orders, changed production quantities, delayed production and changed their sourcing strategy for a number of reasons, and may do one or more of these in the future. Such changes, delays and cancellations have led to, and may lead in the future to a decline in our production and our possession of excess or obsolete inventory which we may not be able to sell to the customer or a third party. This has resulted in, and could result in future additional, write downs of inventories that have become obsolete or exceed anticipated demand or net realizable value.

The success of our customers' products in the market affects our business. Cancellations, reductions, delays or changes in sourcing strategy by a significant customer or by a group of customers have negatively impacted, and could further negatively impact in the future, our operating results by reducing the number of products that we sell, delaying the payment to us for inventory that we purchased and reducing the use of our manufacturing facilities which have associated fixed costs not dependent on our level of revenue.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of customer requirements. The following factors, among others, reduce our ability to accurately estimate future customer requirements: the short-term nature of our customers' commitments; their uncertainty about, among other things, future economic conditions and other events; and the possibility of rapid changes in demand for their products. In addition, uncertainty about future economic conditions makes it difficult to forecast operating results and make production planning decisions about future periods.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross profits and operating results.

We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors; however, we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins. Almost all of the products we manufacture require one or more components that are only available from a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase our cost of goods sold, as a result of our having to pay higher prices for components in limited supply, and cause us to have to redesign or reconfigure products to accommodate a substitute component. In addition, at various times industry-wide shortages of electronic components have occurred, particularly of semiconductor, relay and capacitor products. We believe these past shortages were due to increased economic activity following recessionary conditions. In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but could have a material adverse effect on our results of operations in the future. Our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. The financial condition of our suppliers could affect their ability to supply us with components which could have a material adverse effect on our operations.

In addition, if a component shortage is threatened or we anticipate one, we may purchase such component early to avoid a delay or interruption in our operations. A possible result of such an early purchase is that we may incur additional inventory carrying costs, for which we may not be compensated, and have a heightened risk of exposure to inventory obsolescence, the cost of which may not be recoverable from our customers. Such costs would adversely affect our gross profit and net income. A component shortage may also require us to look to second tier vendors or to procure components through brokers with whom we are not familiar. These components may be of lesser quality than those we've historically purchased and could cause us to incur costs to bring such components up to our typical quality levels or to replace defective ones. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business — Components Procurement."

Introducing programs requiring implementation of new competencies, including new process technology within our mechanical operations or other operations, could affect our operations and financial results.

The introduction of programs requiring implementation of new competencies, including new process technology within our mechanical operations or other operations, presents challenges in addition to opportunities. Deployment of such programs may require us to invest significant resources and capital in facilities, equipment and/or personnel. We may not meet our customers' expectations or otherwise execute properly or in a cost-efficient manner, which could damage our customer relationships and result in remedial costs or the loss of our invested capital and anticipated revenues and profits. In addition, there are risks of market acceptance and product performance that could result in less demand than anticipated and our having excess capacity. The failure to ensure that our agreed terms appropriately reflect the anticipated costs, risks, and rewards of such an opportunity could adversely affect our profitability. If we do not meet one or more of these challenges, our operations and financial results could be adversely affected.

Customer relationships with emerging companies may present more risks than with established companies.

Customer relationships with emerging companies present special risks because such companies do not have an extensive product history. As a result, there is less demonstration of market acceptance of their products making it harder for us to anticipate needs and requirements than with established customers. In addition, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we planned or we previously experienced. As a result of many start-up customers' lack of prior operations and unproven product markets our credit risk, especially in trade accounts receivable and inventories, and risk that these customers will be unable to fulfill their potentially significant obligation to indemnify us from various liabilities are potentially increased. These risks are heightened by the recent tightening of financing for start-up customers. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. This risk may exist for any new emerging company customers in the future.

We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally.

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, past consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us. These competitors may:

- respond more quickly to new or emerging technologies;
- have greater name recognition, critical mass and geographic market presence;
- be better able to take advantage of acquisition opportunities;
- adapt more quickly to changes in customer requirements;
- devote greater resources to the development, promotion and sale of their services;

- be better positioned to compete on price for their services, as a result of any combination of lower labor costs, lower components costs, lower facilities costs or lower operating costs; and
- have excess capacity, and be better able to utilize such excess capacity which may reduce the cost of their product or service.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures as a result of their geographic location or the services they provide or who are willing to make sales or provide services at lower margins than us (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business). As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce the sales prices of their current products or services and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, compression of our profits or loss of our market share.

The economies of the U.S., Europe and certain countries in Asia are, or have been, in a recession.

There was an erosion of global consumer confidence amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, high unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. Even though we have seen signs of an overall economic recovery beginning to take place and the National Bureau of Economic Research declared that the U.S. recession ended in June, 2009, such recovery may be weak and/or short-lived. Recessionary conditions may return. If any of these potential negative, or less than positive, economic conditions occur, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, increased pricing pressures, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Thus, these economic conditions (1) could negatively impact our ability to (a) forecast customer demand, (b) effectively manage inventory levels and (c) collect receivables in a timely manner, if at all; (2) could increase our need for cash; and (3) have negatively impacted our net revenue and profitability and the value of certain of our properties and other assets. Depending on the length of time that these conditions exist, they may cause future additional negative effects, including some of those listed above.

The financial markets have experienced significant turmoil, which may adversely affect financial arrangements we may need to enter into, refinance or repay.

The effects of the credit market turmoil could negatively impact the counterparties to our forward exchange contracts and trade accounts receivable securitization and sale programs; our lenders under the Company's five year unsecured credit facility amended as of December 7, 2010 (the "Amended and Restated Credit Facility"); and our lenders under various foreign subsidiary credit facilities. These potential negative impacts could potentially limit our ability to borrow under these financing agreements, contracts, facilities and programs. In addition, if we attempt to obtain future additional financing, such as renewing or refinancing our $300.0 million asset-backed securitization program expiring on October 21, 2014, our $200.0 million foreign asset-backed securitization program expiring on May 10, 2012, our $200.0 million uncommitted trade accounts receivable sale program or our $175.0 million uncommitted trade accounts receivable sale program (these programs no longer have defined termination dates and either party can elect to cancel the agreements by giving prior written notification to the other party of no less than 30 days), the effects of the credit market turmoil could negatively impact our ability to obtain such financing. Finally, the credit market turmoil has negatively impacted certain of our customers and certain of their customers. These impacts could have several consequences which could have a negative effect on our results of operations, including one or more of the following: a negative impact on our liquidity; a decrease in demand for our services; a decrease in demand for our customers' products; and bad debt charges or inventory write-offs.

Our business could be adversely affected by any delays, or increased costs, resulting from issues that our common carriers are dealing with in transporting our materials, our products, or both.

We rely on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to a natural disaster, labor problem, increased energy prices or some other issue, could result in shipping delays, increased costs, or some other supply chain disruption, and could therefore have a material adverse effect on our operations.

We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations.

We derived 86.0% of net revenue from international operations during fiscal year 2011 compared to 84.7% during fiscal year 2010. We currently expect our foreign source revenue to remain relatively consistent as compared to current levels over the course of the next 12 months. At August 31, 2011, we operate outside the U.S. in Vienna, Austria; Hasselt, Belgium; Belo Horizonte, Manaus and Sorocaba, Brazil; Beijing, Huangpu, Nanjing, Shanghai, Shenzhen, Suzhou, Tianjin, Wuxi and Yantai, China; Coventry, England; Brest, Gallargues, France; Boblingen and Jena, Germany; Szombathely and Tiszaujvaros, Hungary; Mumbai and Ranjangaon, India; Dublin, Ireland; Bergamo, Cassina de Pecchi and Marcianise, Italy; Gotemba, Hachiouji and Tokyo, Japan; Penang, Malaysia; Chihuahua, Guadalajara, Nogales and Reynosa, Mexico; Amsterdam, Venray, The Netherlands; Bydgoszcz and Kwidzyn, Poland; Tver, Russia; Ayr and Livingston, Scotland; Alexandra, Tampines and Toa Payoh, Singapore; Sungnam-si, South Korea; Hsinchu, Taichung and Taipei, Taiwan; Ankara, Turkey; Uzhgorod, Ukraine and Ho Chi Minh City, Vietnam. We continually consider additional opportunities to make foreign acquisitions and construct and open new foreign facilities. Our international operations are, have been and may be subject to a number of risks, including:

- difficulties in staffing and managing foreign operations;
- less flexible employee relationships which can be difficult and expensive to terminate;
- labor unrest and dissatisfaction, including potential labor strikes, increased scrutiny of the labor practices (including but not limited to working conditions, compliance with employment and labor laws and compensation) of us and others in our industry by the media and other third parties, which may result in further scrutiny and allegations of violations, more stringent and burdensome labor laws and regulations, higher labor costs, and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;
- burdens of complying with a wide variety of labor practices and foreign laws, including those relating to export and import duties, environmental policies and privacy issues;
- rising labor costs, in particular within the lower-cost regions in which we operate, which could adversely impact our operating results if we are unable to recover such costs in our pricing to our customers;
- political and economic instability (including acts of terrorism, widespread criminal activities and outbreaks of war);

- inadequate infrastructure for our operations (e.g., lack of adequate power, water, transportation and raw materials);
- health concerns and related government actions;
- coordinating our communications and logistics across geographic distances and multiple time zones;
- risk of governmental expropriation of our property;
- less favorable, or relatively undefined, intellectual property laws;
- unexpected changes in regulatory requirements and laws or government or judicial interpretations of such regulatory requirements and laws;
- longer customer payment cycles and difficulty collecting trade accounts receivable;
- domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations ("EAR"), regulation by the United States Department of Commerce's Bureau of Industry and Security under the EAR, as well as additional export duties, import controls and trade barriers (including quotas);
- adverse trade policies, and adverse changes to any of the policies of either the U.S. or any of the foreign jurisdictions in which we operate;
- adverse changes in tax rates;
- adverse changes to the manner in which the U.S. taxes U.S.-based multinational companies or interprets its tax laws;
- legal or political constraints on our ability to maintain or increase prices;
- governmental restrictions on the transfer of funds to us from our operations outside the U.S.;
- fluctuations in currency exchange rates, which could affect local payroll and other expenses;
- inability to utilize net operating losses incurred by our foreign operations against future income in the same jurisdiction; and
- economies that are emerging or developing, that may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks.

These factors may harm our results of operations. Also, any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective and may require significant management time and effort. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing facilities before any significant revenue is generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") and the United Kingdom Bribery Act ("ACT"). In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the ACT or other U.S. laws and regulations. Although we have implemented policies and procedures designed to cause compliance with the FCPA, the ACT and similar laws, there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

If we do not manage our growth effectively, our profitability could decline.

Areas of our business at times experience periods of rapid growth which can place considerable additional demands upon our management team and our operational, financial and management information systems. Our ability to manage growth effectively requires us to continue to implement and improve these systems; avoid cost overruns; maintain customer, supplier and other favorable business relationships during possible transition periods; continue to develop the management skills of our managers and supervisors; adapt relatively quickly to new markets or technologies and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions.

We cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions. Similarly, we cannot assure you that we will be able to (1) identify future strategic acquisitions, (2) consummate these potential acquisitions on favorable terms, if at all, or (3) if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks, which could have a material adverse effect on us including:

- Financial risks, such as (1) the payment of a purchase price that exceeds the future value that we may realize from the acquired operations and businesses; (2) an increase in our expenses and working capital requirements, which could reduce our return on invested capital; (3) potential known and unknown liabilities of the acquired businesses; (4) costs associated with integrating acquired operations and businesses; (5) the dilutive effect of the issuance of any additional equity securities we issue as consideration for, or to finance, the acquisition; (6) the incurrence of additional debt; (7) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (8) possible adverse tax and accounting effects; and (9) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close or sell acquired facilities at our cost, which may include substantial employee severance costs and asset write-offs, which have resulted, and may result, in our incurring significant losses.
- Operating risks, such as (1) the diversion of management's attention to the assimilation of the acquired businesses; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the need to maintain customer, supplier or other favorable business relationships of acquired operations and restructure or terminate unfavorable relationships; (5) the potential for deficiencies in internal controls of the acquired operations; (6) the inability to attract and retain the employees necessary to support the acquired businesses; (7) unforeseen difficulties (including any unanticipated liabilities) in the acquired operations; and (8) the impact on us of any unionized work force we may acquire or any labor disruptions that might occur.

Most of our acquisitions involve operations outside of the U.S. which are subject to various risks including those described in "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations."

We have acquired and may continue to pursue the acquisition of manufacturing and supply chain management operations from our customers (or potential customers). In these acquisitions, the divesting company will typically enter into a supply arrangement with the acquirer. Therefore, our competitors often also pursue these acquisitions. In addition, certain divesting companies may choose not to offer to sell their operations to us because of our current supply arrangements with other companies or may require terms and conditions that may impact our profitability. If we are unable to attract and consummate some of these acquisition opportunities at favorable terms, our growth and profitability could be adversely impacted.

In addition to those risks listed above, arrangements entered into with these divesting companies typically involve certain other risks, including the following:

- the integration into our business of the acquired assets and facilities may be time-consuming and costly;
- we, rather than the divesting company, may bear the risk of excess capacity;
- we may not achieve anticipated cost reductions and efficiencies;
- we may be unable to meet the expectations of the divesting company as to volume, product quality, timeliness, pricing requirements and cost reductions; and
- if demand for the divesting company's products declines, it may reduce their volume of purchases and we may not be able to sufficiently reduce the expenses of operating the facility we acquired from them or use such facility to provide services to other customers.

In addition, when acquiring manufacturing operations, we may receive limited commitments to firm production schedules. Accordingly, in these circumstances, we may spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no or insufficient guaranteed levels of revenue. We may also not achieve expected profitability from these arrangements. As a result of these and other risks, these outsourcing opportunities may not be profitable.

We have expanded the primary scope of our acquisitions strategy beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations. The more recent trend focuses on pursuing opportunities to acquire smaller EMS competitors who are focused on our key growth areas which include specialized manufacturing, aftermarket services and/or design operations and other acquisition opportunities complementary to our services offerings. The primary goals of our acquisition strategy are to complement our current capabilities, diversify our business into new industry sectors and with new customers and expand the scope of the services we can offer to our customers. The amount and scope of the risks associated with acquisitions of this type extend beyond those that we have traditionally faced in making acquisitions. These extended risks include greater uncertainties in the financial benefits and potential liabilities associated with this expanded base of acquisitions.

We face risks arising from the restructuring of our operations.

Over the past few years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our management.

We continuously evaluate our operations and cost structure relative to general economic conditions, market demands, cost competitiveness and our geographic footprint as it relates to our customers' production requirements. As a result of this ongoing evaluation, we initiated the 2006 Restructuring Plan and the 2009 Restructuring Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" for further details. If we incur unexpected restructuring charges in connection with any potential future restructuring program, our financial condition and results of operations may suffer. We expect that in the future we may continue to transfer certain of our operations to lower cost geographies, which may require us to take additional restructuring charges. We also may decide to transfer certain operations to other geographies based on changes in our customers' requirements, the tax rates in the jurisdictions in which we operate or other factors. Restructurings present significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings (including extensive consultations concerning potential workforce reductions, particularly in locations outside of the U.S.), the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent and speed, of our ability to reduce our manufacturing capacity and workforce. In addition, the current global economic conditions may change how governments regulate restructuring as the recent global recession has impacted local economies. Finally, we may have to obtain agreements from our affected customers for the re-location of our facilities in certain instances. Obtaining these agreements, along with the volatility in our customers' demand, can further delay restructuring activities.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel;
- maintain our technological expertise;
- develop and market manufacturing services that meet changing customer needs; and
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment, which could reduce our operating margins and our operating results. In facilities that we establish or acquire, we may not be able to maintain our engineering, technological and manufacturing process expertise. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise, could have a material adverse effect on our business.

If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We manufacture and design products to our customers' specifications, and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the U.S. Food and Drug Administration ("FDA") and non-U.S. counterparts of this agency. Similarly, items we manufacture for customers in the defense and aerospace industries, as well as the processes we use to produce them, are regulated by the Department of Defense and the Federal Aviation Authority. In addition, our customers' products and the manufacturing processes and design services that we use to produce them often are highly complex. As a result, products that we manufacture or design may at times contain manufacturing or design defects, and our processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or canceled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to regulatory enforcement, legal fines or penalties and, in some cases, require us to shut down, temporarily halt operations or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may result in liability claims against us, expose us to liability to pay for the recall or remanufacture of a product or adversely affect product sales or our reputation. The magnitude of such claims may increase as we expand our medical and aerospace and defense manufacturing services, as defects in medical devices and aerospace and defense systems could seriously harm or kill users of these products and others. Even if our customers are responsible for the defects or defective specifications, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

We may face heightened liability risks specific to our medical device business as a result of additional healthcare regulatory related compliance requirements and the potential severe consequences that could result from manufacturing defects or malfunctions (e.g., death or serious injury) of the medical devices we manufacture or design.

As a manufacturer and designer of medical devices for our customers, we have compliance requirements in addition to those relating to other areas of our business. We are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including design and process manufacturing controls, quality control, labeling, handling and documentation procedures. The FDA, through periodic inspections and product field monitoring, continually reviews and rigorously monitors compliance with these QSR requirements and other applicable regulatory requirements. If any FDA inspection reveals noncompliance, and we do not address the FDA's concerns to its satisfaction, the FDA may take action against us, including issuing a form noting the FDA's inspectional observations, a notice of violation or a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an offshore facility or temporarily halting operations at or shutting down a manufacturing facility. If any of these were to occur, our reputation and business could suffer.

In addition, any defects, including defective specifications and malfunctions, in medical devices we manufacture, or in our manufacturing processes and facilities may result in liability claims against us, expose us to liability to pay for the recall or remanufacture of a product, or otherwise adversely affect product sales or our reputation. The magnitude of such claims could be particularly severe as defects in medical devices could cause severe harm or injuries, including death, to users of these products and others.

Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims.

Providing manufacturing services can expose us to potential claims that the product design or manufacturing processes infringe third party intellectual property rights. Even though many of our manufacturing services contracts generally require our customers to indemnify us for infringement claims relating to their products, including associated product specifications and designs, a particular customer may not, or may not have the resources to assume responsibility for such claims. In addition, we may be responsible for claims that our manufacturing processes or components used in manufacturing infringe third party intellectual property rights. Infringement claims could subject us to significant liability for damages, and potentially injunctive action, or hamper our normal operations such as by interfering with the availability of components and, regardless of merits, could be time-consuming and expensive to resolve.

Our design services and turnkey solutions offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services.

We continue our efforts to offer certain design services, primarily those relating to products that we manufacture for our customers, and we also continue to offer design services related to collaborative design manufacturing. We also offer turnkey solutions for the design and manufacture of end-user products, and product components, as well as related services. Providing such products and services can expose us to different or greater potential liabilities than those we face when providing our regular manufacturing services, including an increase in exposure to potential product liability claims resulting from injuries caused by defects in products we design, as well as potential claims that products we design or supply, or materials or components we use, infringe third party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We also may have greater potential exposure from warranty claims and from product recalls due to problems caused by product design. Costs associated with possible product liability claims, intellectual property infringement claims and product recalls could have a material adverse effect on our results of operations. When providing collaborative design manufacturing or turnkey solutions, we may not be guaranteed revenue needed to recoup or profit from the investment in the resources necessary to design and develop products or provide services. No revenue may be generated from these efforts, particularly if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. Furthermore, contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases, or may provide for penalties or cancellation of orders if we are late in delivering designs or products. We may also have the responsibility to ensure that products we design or offer satisfy safety and regulatory standards and to obtain any necessary certifications. Failure to timely obtain the necessary approvals or certifications could prevent us from selling these products, which in turn could harm our sales, profitability and reputation.

In our contracts with turnkey solutions customers, we generally provide them with a warranty against defects in our designs. If a turnkey solutions product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Warranty claims may also extend to defects caused by components or materials used in the products but which are provided to us by our suppliers. Although we have product liability insurance coverage, it may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if the claim relates to a defect caused by a supplier, we may not be able to get an adequate remedy from the supplier.

The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs.

We strive to obtain and protect certain intellectual property rights to our turnkey solutions designs. We believe that having a significant level of protected proprietary technology gives us a competitive advantage in marketing our services. However, we cannot be certain that the measures that we employ will result in protected intellectual property rights or will result in the prevention of unauthorized use of our technology. If we are unable to obtain and protect intellectual property rights embodied within our designs, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers, our suppliers or us could harm our business.

Our turnkey solutions products and services and those of our customers may compete against the products of other companies, many of whom may own the intellectual property rights underlying those products. Such products and services may also infringe the intellectual property rights of third parties that may hold key intellectual property rights in areas in which we operate but which such third parties do not actively provide products or services. Patent clearance or licensing activities, if any, may be inadequate to anticipate and avoid third party claims. As a result, in addition to the risk that we could become subject to claims of intellectual property infringement, our customers or suppliers could become subject to infringement claims. Additionally, customers for our turnkey solutions, or collaborative designs in which we have significant technology contributions, typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or against our customers for such infringement, regardless of their merits, we could be required to expend significant resources in the defense or settlement of such claims, or in the defense or settlement of related indemnification claims from our customers. In the event of a claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all. Our customers may be required to or decide to discontinue products which are alleged to be infringing rather than face continued costs of defending the infringement claims, and such discontinuance may result in a significant decrease in our business.

We depend on our officers, managers and skilled personnel.

Our success depends to a large extent upon the continued services of our executive officers and other skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to internally develop and recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed.

Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs.

We have completed the installation of an Enterprise Resource Planning system in most of our manufacturing sites, excluding certain of the sites we acquired in the Taiwan Green Point Enterprises Co., Ltd. ("Green Point") acquisition transaction, and in our corporate location. We are in the process of installing this system in certain of our remaining facilities, including additional Green Point sites, which will replace the current Manufacturing Resource Planning system, and financial information systems. Any delay in the implementation of these information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in costs.

Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those requiring design changes or conformity assessments or those relating to the recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, and we could face the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities.

Certain environmental laws impose liability for the costs of investigation, removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. Soil and groundwater contamination may have occurred at some of our facilities. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where contamination existed prior to our ownership or occupation of a site, landlords or former owners have retained some contractual responsibility for contamination and remediation. However, failure of such persons to perform those obligations could result in us being required to remediate such contamination. As a result, we may incur clean-up costs in such potential removal or remediation efforts. In other instances, we may be solely responsible for clean-up costs associated with remediation efforts.

From time to time new regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

Over the last several years, we have become subject to certain legal requirements, principally in Europe, regarding the use of certain hazardous substances in, and the collection, reuse and recycling of waste from, certain products that use or generate electricity. Similar requirements are being developed or imposed in other areas of the world where we manufacture or sell products, including China and the U.S. We believe that we comply, and will be able to continue to comply, with such emerging requirements. We may experience negative consequences from these emerging requirements however, including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain of our raw materials, components and products and the need to modify or create new designs for our existing and future products.

Our failure to comply with any applicable regulatory requirements or with related contractual obligations could result in our being directly or indirectly liable for costs (including product recall and/or replacement costs), fines or penalties and third party claims, and could jeopardize our ability to conduct business in the jurisdictions implementing them.

In addition, as global warming issues become more prevalent, the U.S. and foreign governments are beginning to respond to these issues. This increasing governmental focus on global warming may result in new environmental regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. These costs may adversely impact our operations and financial condition.

We and our customers are increasingly concerned with environmental issues, such as waste management (including recycling) and climate change (including reducing carbon outputs). We expect these concerns to grow and require increased investments of time and resources.

We are subject to the risk of increased taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law (including adverse changes to the manner in which the U.S. taxes U.S. based multinational companies). We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes.

For example, the Internal Revenue Service ("IRS") completed its field examination of our tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report ("RAR") on April 30, 2010 proposing adjustments primarily related to the IRS contentions that (1) certain corporate expenses relate to services provided to foreign affiliates and therefore must be charged to those affiliates, and (2) valuable intangible property was transferred to certain foreign affiliates without charge. If the IRS ultimately prevails in its positions, our income tax payment due for the fiscal years 2003 through 2005 would be approximately an additional $69.3 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties on us with respect to fiscal years 2003 through 2005, and we anticipate the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues. We disagree with the proposed adjustments and are vigorously contesting this matter through applicable IRS and judicial procedures, as appropriate. While we currently believe that the resolution of these issues will not have a material effect on our financial position or liquidity, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on our results of operations and financial condition (particularly during the quarter in which any adjustment is recorded or any tax is due or paid).

For further discussion related to our income taxes, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes and Note 4 — "Income Taxes" to the Consolidated Financial Statements.

In addition, our effective tax rate may be increased by the generation of higher income in countries with higher tax rates, or changes in local tax rates. For example, China enacted a unified enterprise income tax law, effective January 1, 2008, which has resulted in a higher tax rate on operations in China as the rate increase is phased in over several years.

Several countries in which we are located allow for tax incentives to attract and retain business. We have obtained incentives where available and practicable. Our taxes could increase if certain tax incentives are retracted (which in some cases could occur if we fail to satisfy the conditions on which such incentives are based), or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions otherwise increase. It is anticipated that tax incentives with respect to certain operations will expire within the next year. However, due to the possibility of changes in existing tax law and our operations, we are unable to predict how these expirations will impact us in the future. In addition, acquisitions may cause our effective tax rate to increase, depending on the jurisdictions in which the acquired operations are located.

Our credit rating may be downgraded.

Our credit is rated by credit rating agencies. Our 7.750% Senior Notes, our 8.250% Senior Notes and our 5.625% Senior Notes are currently rated BBB- by Fitch Ratings ("Fitch"), Ba1 by Moody's and BB+ by Standard and Poor's ("S&P"), and are considered to be below "investment grade" debt by Moody's and S&P and "investment grade" debt by Fitch. Any potential future negative change in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all; negatively impact the price of our common stock; increase our interest payments under existing debt agreements; and have other negative implications on our business, many of which are beyond our control. In addition, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources," the interest rate payable on the 8.250% Senior Notes and under the Amended and Restated Credit Facility is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on the 8.250% Senior Notes, the Amended and Restated Credit Facility and certain of our other borrowings.

Our amount of debt could significantly increase in the future.

As of August 31, 2011, our debt obligations consisted of $400.0 million under our 8.250% Senior Notes, $312.0 million under our 7.750% Senior Notes and $400.0 million under our 5.625% Senior Notes. As of August 31, 2011, there was $74.2 million outstanding under various bank loans to certain of our foreign subsidiaries and under various other debt obligations. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable and Long-Term Debt" to the Consolidated Financial Statements for further details.

We have the ability to borrow up to $1.0 billion under the Amended and Restated Credit Facility. In addition, the Amended and Restated Credit Facility contemplates a potential increase of up to an additional $300.0 million, if we and the lenders later agree to such increase. We could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities.

Should we desire to consummate significant additional acquisition opportunities, undertake significant additional expansion activities or make substantial investments in our infrastructure, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable. An increase in the level of our indebtedness, among other things, could:

- make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

- limit our flexibility in planning for, or reacting to changes in, our business;
- make us more vulnerable in the event of a downturn in our business; and
- impact certain financial covenants that we are subject to in connection with our debt and securitization programs, including, among others, the maximum ratio of debt to consolidated EBITDA (as defined in our debt agreements and securitization programs).

There can be no assurance that we will be able to meet future debt service obligations.

We are subject to risks of currency fluctuations and related hedging operations.

More than an insignificant portion of our business is conducted in currencies other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect our cost of sales, operating margins and net revenue. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward contracts, to economically hedge U.S. dollar and other currency commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and other foreign currency obligations. Based on our calculations and current forecasts, we believe that our hedging activities enable us to largely protect ourselves from future exchange rate fluctuations. If, however, these hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

An adverse change in the interest rates for our borrowings could adversely affect our financial condition.

We pay interest on outstanding borrowings under our revolving credit facilities and certain other long term debt obligations at interest rates that fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rates are determined could have a material adverse effect on our financial position, results of operations and cash flows. If the U.S. government defaults on any of its debt obligations or its credit rating declines, interest rates could rise which would increase our interest costs and reduce our net income.

We face certain risks in collecting our trade accounts receivable.

Most of our customer sales are paid for after the goods and services have been delivered. If any of our customers has any liquidity issues (the risk of which could be relatively high, relative to historical conditions, due to current economic conditions), then we could encounter delays or defaults in payments owed to us which could have a significant adverse impact on our financial condition and results of operations. Our allowance for doubtful trade accounts receivable was $4.8 million as of August 31, 2011 (which represented less than 1% of our gross trade accounts receivable balance) and $13.9 million as of August 31, 2010 (which represented approximately 1% of our gross trade accounts receivable balance).

Certain of our existing stockholders have significant control.

At August 31, 2011, our executive officers, directors and certain of their family members collectively beneficially owned 11.4% of our outstanding common stock, of which William D. Morean, our Chairman of the Board, beneficially owned 6.8%. As a result, our executive officers, directors and certain of their family members have significant influence over (1) the election of our Board of Directors, (2) the approval or disapproval of any other matters requiring stockholder approval and (3) the affairs and policies of Jabil.

Our stock price may be volatile.

Our common stock is traded on the New York Stock Exchange (the "NYSE"). The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results, or general conditions in our industry and the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. Furthermore, stock prices for many companies and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some shareholders might consider such a development to be favorable.

Provisions of our amended certificate of incorporation and the Delaware Corporation Laws may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method. These provisions may adversely impact our shareholders because they may decrease the possibility of a transaction in which our shareholders receive an amount of consideration in exchange for their shares that is at a significant premium to the then current market price of our shares. These provisions include:

- a restriction in our bylaws on the ability of shareholders to take action by less than unanimous written consent; and
- a statutory restriction on business combinations with some types of interested shareholders.

In addition, for ten years we had a "poison pill" shareholder rights plan that our Board of Directors is allowing to expire in October 2011 without extension. In doing that, our Board carefully considered various relevant issues, including the fact that if needed and appropriate it can, under the Delaware Corporation Laws implement a new shareholders rights plan reasonably quickly and without stockholder approval. Our Board intends to regularly consider this topic, even in the absence of specific circumstances or takeover proposals, to facilitate its ability in the future to act expeditiously and appropriately should the need arise.

Changes in the securities laws and regulations have increased, and may continue to increase, our costs; and any future changes would likely increase our costs.

The Sarbanes-Oxley Act of 2002, as well as related rules promulgated by the SEC and the NYSE, required changes in some of our corporate governance, securities disclosure and compliance practices. Compliance with these rules has increased our legal and financial accounting costs for several years following the announcement and effectiveness of these new rules. While these costs are no longer increasing, they may in fact increase in the future. In addition, given the recent turmoil in the securities and credit markets, as well as the global economy, many U.S. and international governmental, regulatory and supervisory authorities including, but not limited to, the SEC and the NYSE, have recently enacted additional changes in their laws, regulations and rules (such as the recent Dodd-Frank Wall Street Reform and Consumer Protection Act) and may be contemplating additional changes. These changes, and any such future changes, may cause our legal and financial accounting costs to increase.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as of August 31, 2012 or any future year-ends, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, public companies are required to include an annual report on internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. Our independent registered certified public accounting firm, Ernst & Young LLP, issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2011. While we continuously conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements, if our independent registered certified public accounting firm interprets the Section 404 requirements and the related rules and regulations differently from us or if our independent registered certified public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may issue an adverse opinion. An adverse opinion could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our Consolidated Financial Statements.

In addition, we have spent a significant amount of resources in complying with Section 404's requirements. For the foreseeable future, we will likely continue to spend substantial amounts complying with Section 404's requirements, as well as improving and enhancing our internal control over financial reporting.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Any changes in U.S. GAAP or in estimates, judgments and assumptions could have a material adverse effect on our financial position and results of operations.

The Consolidated Financial Statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities and related reserves, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations. In addition, the principles of U.S. GAAP are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to create appropriate accounting policies, and interpret such policies. A change in those policies can have a significant effect on our accounting methods. For example, although not yet currently required, the SEC could require us to adopt the International Financial Reporting Standards in the next few years, which could have a significant effect on certain of our accounting methods.

We are subject to risks associated with natural disasters and global events.

Our operations may be subject to natural disasters (such as the March 2011 earthquake and tsunami in Japan) or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. We are susceptible to losses and interruptions caused by hurricanes (including in Florida, where our headquarters are located), earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, typhoons, fire, extreme weather conditions, geopolitical events such as terrorist acts or widespread criminal activities and other natural or manmade disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Energy price increases may negatively impact our results of operations.

Certain of the components that we use in our manufacturing activities are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources (including oil) in our transportation activities. While significant uncertainty currently exists about the future levels of energy prices, which have recently increased, a further significant increase is possible. Increased energy prices could cause an increase to our raw material costs and transportation costs. In addition, increased transportation costs of certain of our suppliers and customers could be passed along to us. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability.

Item 1B. Unresolved Staff Comments

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that were received on or before the date that is 180 days before the end of our 2011 fiscal year and that remain unresolved.

Item 2. Properties

We own or lease facilities located in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, South Korea, Taiwan, Turkey, Ukraine, the U.S. and Vietnam. As part of our historical restructuring programs, certain of our facilities are no longer used in our business operations, as identified in the table below. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. The table below lists the locations and square footage for our facilities as of August 31, 2011:

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Auburn Hills, Michigan	207,000	Owned	Manufacturing
Auburn Hills, Michigan	19,000	Leased	Storage
Belo Horizonte, Brazil	190,000	Leased	Manufacturing
Boise, Idaho	3,000	Leased	Support
Chihuahua, Mexico	1,025,000	Owned	Manufacturing, Aftermarket
Chihuahua, Mexico	162,000	Leased	Manufacturing, Storage
Colorado Springs, Colorado	8,000	Leased	Design
Guadalajara, Mexico	363,000	Owned	Manufacturing
Guadalajara, Mexico	590,000	Leased	Manufacturing, Support
Lake Orion, Michigan	45,000	Leased	Storage
Louisville, Kentucky	140,000	Leased	Aftermarket
Manaus, Brazil	182,000	Leased	Manufacturing
McAllen, Texas	211,000	Leased	Aftermarket
Memphis, Tennessee	1,201,000	Leased	Manufacturing, Aftermarket
Nogales, Mexico	100,000	Leased	Manufacturing, Aftermarket
Poughkeepsie, New York	61,000	Leased	Manufacturing, Storage
Reynosa, Mexico	421,000	Owned	Aftermarket
Reynosa, Mexico	285,000	Leased	Aftermarket
Round Rock, Texas	65,000	Leased	Aftermarket
San Jose, California(1)	181,000	Leased	Prototype Manufacturing
Sorocaba, Brazil	72,000	Leased	Manufacturing
St. Petersburg, Florida	297,000	Owned	Manufacturing, Design, Aftermarket, Support
St. Petersburg, Florida	150,000	Leased	Manufacturing, Aftermarket, Support
Tempe, Arizona	191,000	Owned	Manufacturing, Support
Tempe, Arizona	27,000	Leased	Support, Storage
Total Americas	6,196,000		
Alexandra, Singapore	18,000	Leased	Manufacturing
Beijing, China	4,000	Leased	Design
Chennai, India(2)	284,000	Owned	
Gotemba, Japan	138,000	Leased	Manufacturing
Hachiouji, Japan	24,000	Leased	Manufacturing
Ho Chi Minh City, Vietnam	105,000	Leased	Manufacturing
Hsinchu, Taiwan	20,000	Leased	Design
Huangpu, China	2,613,000	Owned	Manufacturing
Huangpu, China	1,026,000	Leased	Manufacturing, Training

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Jaipur, India	6,000	Leased	Storage
Mumbai, India	3,000	Leased	Support
Nanjing, China	135,000	Leased	Manufacturing
Penang, Malaysia	1,005,000	Owned	Manufacturing, Aftermarket
Penang, Malaysia	283,000	Leased	Manufacturing, Support
Ranjangaon, India	262,000	Owned	Manufacturing, Support
Shanghai, China	494,000	Owned	Manufacturing, Design, Aftermarket
Shanghai, China	114,000	Leased	Manufacturing, Design
Shenzhen, China	795,000	Leased	Manufacturing, Support
Sungnam-si, South Korea	1,000	Leased	Support
Suzhou, China	159,000	Owned	Manufacturing
Suzhou, China	448,000	Leased	Manufacturing, Aftermarket
Taichung, Taiwan	437,000	Owned	Manufacturing, Design
Taichung, Taiwan	152,000	Leased	Manufacturing, Design
Taipei, Taiwan	9,000	Leased	Design
Tampines, Singapore	38,000	Leased	Manufacturing
Tianjin, China	158,000	Owned	Manufacturing
Tianjin, China	1,739,000	Leased	Manufacturing
Toa Payoh, Singapore	87,000	Leased	Manufacturing, Design, Support
Tokyo, Japan	4,000	Leased	Support
Wuxi, China	462,000	Owned	Manufacturing
Wuxi, China	1,442,000	Leased	Manufacturing
Yantai, China	212,000	Leased	Manufacturing
Total Asia	12,677,000		
Amsterdam, The Netherlands	79,000	Leased	Aftermarket
Ankara, Turkey	1,000	Leased	Aftermarket
Ayr, Scotland	13,000	Leased	Aftermarket
Bergamo, Italy	10,000	Leased	Support
Boblingen, Germany	16,000	Leased	Manufacturing, Prototype Manufacturing
Brest, France	449,000	Owned	Manufacturing
Bydgoszcz, Poland	228,000	Leased	Aftermarket
Cassina de Pecchi, Italy	119,000	Leased	Manufacturing
Coventry, England	46,000	Leased	Aftermarket
Dublin, Ireland	4,000	Leased	Support
Gallargues, France	25,000	Leased	Manufacturing
Hasselt, Belgium	85,000	Leased	Prototype Manufacturing, Design
Jena, Germany	24,000	Leased	Prototype Manufacturing, Design
Kwidzyn, Poland	563,000	Owned	Manufacturing
Livingston, Scotland	130,000	Owned	Manufacturing, Support
Marcianise, Italy	351,000	Leased	Manufacturing
Szombathely, Hungary	198,000	Owned	Aftermarket
Szombathely, Hungary	68,000	Leased	Aftermarket
Tiszaujvaros, Hungary	423,000	Owned	Manufacturing
Tiszaujvaros, Hungary	160,000	Leased	Manufacturing

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Tver, Russia	60,000	Leased	Manufacturing
Uzhgorod, Ukraine	225,000	Owned	Manufacturing
Vienna, Austria	88,000	Leased	Manufacturing, Prototype Manufacturing, Design
Venray, The Netherlands	561,000	Leased	Manufacturing, Support
Total Europe	3,926,000		
Total Facilities at August 31, 2011	22,799,000		

(1) A portion of this facility is no longer used in our business operations.

(2) This facility is no longer used in our business operations.

Certifications

Our manufacturing facilities and our aftermarket facilities are ISO certified to ISO 9001:2000 standards and most are also certified to ISO-14001 environmental standards. Following are additional certifications that are held by certain of our manufacturing facilities as listed:

- *Aerospace Standard AS/EN 9100* — Tempe, Arizona; St. Petersburg, Florida; Penang, Malaysia; Livingston, Scotland; and Singapore City, Singapore.
- *Automotive Standard TS16949* — Vienna, Austria; Huangpu, Shanghai, Shenzhen, Suzhou, Tianjin and Wuxi China; Tiszaujvaros, Hungary; and Chihuahua, Mexico.
- *FDA Medical Certification* — Shanghai and Suzhou, China; and Auburn Hills, Michigan.
- *Medical Standard ISO-13485* — Tempe, Arizona; Vienna, Austria; Hasselt, Belgium; San Jose, California; Huangpu, Shanghai, Shenzhen and Wuxi, China; St. Petersburg, Florida; Tiszaujvaros, Hungary; Louisville, Kentucky; Penang, Malaysia; Auburn Hills, Michigan; Livingston, Scotland; and Singapore City, Singapore.
- *Occupational Health & Safety Management System Standard OHSAS 18001* — Huangpu, Shanghai, and Wuxi and Yantai China; Manaus, Brazil; St. Petersburg, Florida; Tiszaujvaros, Hungary; Penang, Malaysia; Guadalajara, Mexico; Bydgoszcz, Poland; Singapore City, Singapore; Taichung, Taiwan; and Memphis, Tennessee.
- *Telecommunications Standard TL 9000* — San Jose, California; Huangpu, Shanghai and Wuxi, China; Tiszaujvaros, Hungary; and Penang, Malaysia.
- *ESD/ANSI 20:20 Standard* — Tempe, Arizona; San Jose, California; Huangpu; Shanghai; Tianjin and Wuxi, China; St. Petersburg, Florida; Szombathely, Hungary; Ranjangaon, India; Louisville, Kentucky; Penang, Malaysia; Guadalajara and Reynosa, Mexico; and Auburn Hills, Michigan.

Item 3. Legal Proceedings

We are party to certain lawsuits in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "JBL." The following table sets forth the high and low sales prices per share for our common stock as reported on the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal Year Ended August 31, 2011		
First Quarter (September 1, 2010 — November 30, 2010)	$15.78	$10.39
Second Quarter (December 1, 2010 — February 28, 2011)	$23.09	$15.30
Third Quarter (March 1, 2011 — May 31, 2011)	$22.11	$18.46
Fourth Quarter (June 1, 2011 — August 31, 2011)	$21.51	$13.94
Fiscal Year Ended August 31, 2010		
First Quarter (September 1, 2009 — November 30, 2009)	$15.45	$10.41
Second Quarter (December 1, 2009 — February 28, 2010)	$17.91	$12.81
Third Quarter (March 1, 2010 — May 31, 2010)	$18.49	$12.24
Fourth Quarter (June 1, 2010 — August 31, 2010)	$15.90	$10.17

On October 6, 2011, the closing sales price for our common stock as reported on the New York Stock Exchange was $18.87. As of October 6, 2011, there were 3,770 holders of record of our common stock.

Information regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of Part III of this report.

Dividends

The following table sets forth certain information relating to our cash dividends declared to common stockholders during fiscal years 2011 and 2010.

Dividend Information

	Dividend declaration date	Dividend per share	Total of cash dividends declared	Date of record for dividend payment	Dividend cash payment date
		(in thousands, except for per share data)			
Fiscal year 2011:	October 21, 2010	$0.07	$15,563	November 15, 2010	December 1, 2010
	January 19, 2011	$0.07	$15,634	February 15, 2011	March 1, 2011
	April 13, 2011	$0.07	$15,647	May 16, 2011	June 1, 2011
	July 21, 2011	$0.07	$15,233	August 15, 2011	September 1, 2011
Fiscal year 2010:	October 22, 2009	$0.07	$15,186(1)	November 16, 2009	December 1, 2009
	January 22, 2010	$0.07	$15,238	February 16, 2010	March 1, 2010
	April 14, 2010	$0.07	$15,221	May 17, 2010	June 1, 2010
	July 22, 2010	$0.07	$15,247	August 16, 2010	September 1, 2010

(1) Of the $15.2 million in total dividends declared during the first fiscal quarter of 2010, $14.4 million was paid out of additional paid-in capital (which represents the amount of dividends declared in excess of the Company's retained earnings balance at the date that the dividends were declared).

We currently expect to continue to declare and pay quarterly dividends of an amount similar to our past declarations. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of common stock for the fourth quarter of fiscal year 2011.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands) (2)
June 1, 2011 — June 30, 2011	610,168	$19.16	609,800	$188,312
July 1, 2011 — July 31, 2011	3,299,567	$20.08	3,298,713	$122,060
August 1, 2011 — August 31, 2011	7,611,624	$16.04	7,611,624	
Total	11,521,359	$17.36	11,520,137	

(1) We purchased 1,222 shares other than through a publicly announced program, including 368 shares in the period from June 1, 2011 to June 30, 2011 and 854 shares in the period from July 1, 2011 to July 31, 2011. The purchases are attributable to shares surrendered to us by employees in payment of the exercise price related to option exercises or minimum tax obligations related to vesting of restricted shares.

(2) On June 21, 2011, our Board of Directors authorized the repurchase of up to $200.0 million of shares of the Company's common stock during the next twelve months. The shares were repurchased in open market transactions at the Company's discretion, subject to market conditions and other factors.

Item 6. Selected Financial Data

The following selected data are derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated into Item 8, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Year Ended August 31,				
	2011	2010	2009	2008	2007
	(in thousands, except for per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$16,518,827	$13,409,411	$11,684,538	$12,779,703	$12,290,592
Cost of revenue	15,264,257	12,405,267	10,965,723	11,911,902	11,478,562
Gross profit	1,254,570	1,004,144	718,815	867,801	812,030
Operating expenses:					
Selling, general and administrative	590,572	589,738	495,941	491,324	491,967
Research and development	25,034	28,085	27,321	32,984	36,381
Amortization of intangibles	22,051	25,934	31,039	37,288	29,347
Restructuring and impairment charges	628	8,217	51,894	54,808	72,396
Goodwill impairment charges	—	—	1,022,821	—	—
Settlement of receivables and related charges	13,607	—	—	—	—
Loss on disposal of subsidiaries	23,944	24,604	—	—	—
Operating income (loss)	578,734	327,566	(910,201)	251,397	181,939
Other expense	2,986	4,087	20,111	11,902	15,888
Interest income	(3,132)	(2,956)	(7,426)	(12,014)	(14,531)
Interest expense	97,693	79,168	82,247	94,316	86,069
Income (loss) before income tax	481,187	247,267	(1,005,133)	157,193	94,513
Income tax expense	98,229	76,501	160,898	25,119	21,401
Net income (loss)	382,958	170,766	(1,166,031)	132,074	73,112
Net income (loss) attributable to noncontrolling interests, net of income tax expense	1,895	1,926	(819)	(1,818)	(124)
Net income (loss) attributable to Jabil Circuit, Inc.	$ 381,063	$ 168,840	$(1,165,212)	$ 133,892	$ 73,236
Earnings (loss) per share attributable to the stockholders of Jabil Circuit, Inc.:					
Basic	$ 1.78	$ 0.79	$ (5.63)	$ 0.64	$ 0.35
Diluted	$ 1.73	$ 0.78	$ (5.63)	$ 0.64	$ 0.35
Weighted average shares outstanding:					
Basic	214,502	214,332	207,002	209,805	206,724
Diluted	220,719	217,597	207,002	210,425	209,801

	August 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Consolidated Balance Sheets Data:					
Working capital	$1,245,472	$1,048,844	$ 990,900	$1,091,497	$ 675,446
Total assets	$7,057,940	$6,367,747	$5,317,858	$7,032,137	$6,295,232
Current installments of notes payable and long-term debt	$ 74,160	$ 167,566	$ 197,575	$ 269,937	$ 501,716
Notes payable and long-term debt, less current installments	$1,112,594	$1,018,930	$1,036,873	$1,099,473	$ 760,477
Total Jabil Circuit, Inc. stockholders' equity	$1,867,120	$1,578,046	$1,435,162	$2,715,725	$2,443,011
Cash dividends declared, per share	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.28

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The industry in which we operate is composed of companies that provide a range of manufacturing and design services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990s as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies began to turn more to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Uncertainty remains regarding the extent and timing of the current economic recovery. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change.

On September 1, 2010, we reorganized our business into the following three segments: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). Our DMS segment is composed of dedicated resources to manage higher complexity global products in regulated industries and bring materials and process technologies including design and aftermarket services to our global customers. Our E&I and HVS segments offer integrated global supply chain solutions designed to provide cost effective solutions for our customers. Our E&I segment is focused on our customers primarily in the computing, storage, networking and telecommunication sectors. Our HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals.

We derive revenue principally from manufacturing services related to electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We assume no significant obligations after product shipment.

Our cost of revenue includes the cost of electronic components and other materials that comprise the products we manufacture; the cost of labor and manufacturing overhead; and adjustments for excess and obsolete inventory. As a provider of turnkey manufacturing services, we are responsible for procuring components and other materials. This requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Net revenue from each product that we manufacture consists of an element based on the costs of materials in that product and an element based on the labor and manufacturing overhead costs allocated to that product. We refer to the portion of the sales price of a product that is based on materials costs as "material-based revenue," and to the portion of the sales price of a product that is based on labor and manufacturing overhead costs as "manufacturing-based revenue." Our gross margin for any product depends on the mix between the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically realize higher gross margins on manufacturing-based revenue than we do on materials-based revenue. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product.

Our operating results are impacted by the level of capacity utilization of manufacturing facilities; indirect labor costs; and selling, general and administrative expenses. Operating income margins have generally improved during periods of high production volume and high capacity utilization. During periods of low production volume, we generally have idle capacity and reduced operating income margins.

We have consistently utilized advanced circuit design, production design and manufacturing technologies to meet the needs of our customers. To support this effort, our engineering staff focuses on developing and refining design and manufacturing technologies to meet specific needs of specific customers. Most of the expenses associated with these customer-specific efforts are reflected in our cost of revenue. In addition, our engineers engage in R&D of new technologies that apply generally to our operations. The expenses of these R&D activities are reflected in the research and development line item within our Consolidated Statement of Operations.

An important element of our strategy is the expansion of our global production facilities. The majority of our revenue and materials costs worldwide are denominated in U.S. dollars, while our labor and utility costs in operations outside the U.S. are denominated in local currencies. We economically hedge these local currency costs, based on our evaluation of the potential exposure as compared to the cost of the hedge, through the purchase of foreign exchange contracts. Changes in the fair market value of such hedging instruments are reflected within the Consolidated Statement of Operations. See "Risk Factors — We are subject to risks of currency fluctuations and related hedging operations."

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. A significant reduction in sales to any of our large customers or a customer exerting significant pricing and margin pressures on us would have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production or product management services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. There can be no assurance that present or future customers will not terminate their manufacturing arrangements with us or significantly reduce or delay the volume of design, production or product management services ordered from us, or move a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. Any such termination of a manufacturing relationship or change, reduction or delay in orders could have a material adverse effect on our results of operations or financial condition. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity," "Risk Factors — Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy" and Note 11 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Summary of Results

Net revenues for fiscal year 2011 increased approximately 23.2% to $16.5 billion compared to $13.4 billion for fiscal year 2010 largely due to increased revenue from certain of our existing customers, including new program wins with these customers.

The following table sets forth, for the fiscal year ended August 31, certain key operating results and other financial information (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net revenue	$16,518,827	$13,409,411	$11,684,538
Gross profit	$ 1,254,570	$ 1,004,144	$ 718,815
Operating income (loss)	$ 578,734	$ 327,566	$ (910,201)
Net income (loss) attributable to Jabil Circuit, Inc	$ 381,063	$ 168,840	$(1,165,212)
Income (loss) per share — basic	$ 1.78	$ 0.79	$ (5.63)
Income (loss) per share — diluted	$ 1.73	$ 0.78	$ (5.63)

Key Performance Indicators

Management regularly reviews financial and non-financial performance indicators to assess the Company's operating results. The following table sets forth, for the quarterly periods indicated, certain of management's key financial performance indicators.

	Three Months Ended			
	August 31, 2011	May 31, 2011	February 28, 2011	November 30, 2010
Sales cycle	8 days	11 days	11 days	16 days
Inventory turns (annualized)	7 turns	7 turns	7 turns	7 turns
Days in trade accounts receivable	23 days	22 days	24 days	26 days
Days in inventory	51 days	52 days	53 days	52 days
Days in accounts payable	66 days	63 days	66 days	62 days

	Three Months Ended			
	August 31, 2010	May 31, 2010	February 28, 2010	November 30, 2009
Sales cycle	17 days	16 days	17 days	16 days
Inventory turns (annualized)	7 turns	7 turns	7 turns	8 turns
Days in trade accounts receivable	33 days	33 days	35 days	41 days
Days in inventory	53 days	50 days	51 days	45 days
Days in accounts payable	69 days	67 days	69 days	70 days

The sales cycle is calculated as the sum of days in trade accounts receivable and days in inventory, less the days in accounts payable; accordingly, the variance in the sales cycle quarter over quarter is a direct result of changes in these indicators. During the three months ended August 31, 2011, days in trade accounts receivable increased one day to 23 days as compared to the prior sequential quarter as a result of the timing of sales and cash collection efforts during the quarter. During the three months ended May 31, 2011, days in trade accounts receivable decreased two days to 22 days as compared to the prior sequential quarter primarily as a result of the amendment to our foreign asset-backed securitization program, which resulted in the receivables being sold to a third party financial institution, and no longer being recognized in trade accounts receivable. During the three months ended February 28, 2011, days in trade accounts receivable decreased two days to 24 days as compared to the prior sequential quarter as a result of increased use of our trade accounts receivable securitization and sale programs, the timing of sales, focused efforts on cash collections during the quarter and related seasonality factors. During the three months ended November 30, 2010, days in trade accounts receivable decreased seven days to 26 days as compared to the prior sequential quarter as a result of the adoption of new accounting guidance related to the transfer of financial assets, coupled with an amendment to the asset-backed securitization program during the first quarter of fiscal year 2011, which resulted in a deferred purchase price receivable being recorded to prepaid expenses and other current assets on the Consolidated Balance Sheets at November 30, 2010 as compared to a retained interest on receivables sold which was recorded to trade accounts receivable on the Consolidated Balance Sheets at August 31, 2010. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements for further details.

During the three months ended August 31, 2011, May 31, 2011 and November 30, 2010, days in inventory decreased one day to 51 days, 52 days and 52 days, respectively, as compared to the prior sequential quarter largely due to increased sales activity during each quarter. During the three months ended February 28, 2011, days in inventory increased one day to 53 days as compared to the prior sequential quarter largely due to the acquisition of operations in France and Italy. Inventory turns, on an annualized basis, remained constant at seven turns during each quarter of fiscal year 2011.

During the three months ended August 31, 2011, May 31, 2011, February 28, 2011 and November 30, 2010, days in accounts payable increased three days to 66 days, decreased three days to 63 days, increased four days to 66 days and decreased seven days to 62 days, respectively, from the prior sequential quarter primarily due to the timing of purchases and cash payments for purchases during the respective quarters. In addition, during the three months ended February 28, 2011 the increase in days in accounts payable was also due to the acquisition of operations in France and Italy.

The sales cycle was eight days during the three months ended August 31, 2011, 11 days during the three months ended May 31, 2011, 11 days during the three months ended February 28, 2011 and 16 days during the three months ended November 30, 2010. The changes in the sales cycle are due to the changes in accounts receivable, accounts payable and inventory that are discussed above.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements. For further discussion of our significant accounting policies, refer to Note 1 — "Description of Business and Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Revenue Recognition

We derive revenue principally from manufacturing services related to electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We assume no significant obligations after product shipment.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to receivables not expected to be collected from our customers. This allowance is based on management's assessment of specific customer balances, considering the age of receivables and financial stability of the customer. If there is an adverse change in the financial condition and circumstances of our customers, or if actual defaults are higher than provided for, an addition to the allowance may be necessary.

Inventory Valuation

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. Management regularly assesses inventory valuation based on current and forecasted usage, customer inventory-related contractual obligations and other lower of cost or market considerations. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be necessary.

Long-Lived Assets

We review property, plant and equipment and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the undiscounted projected cash flows that the asset(s) or asset group(s) are expected to generate. If the carrying amount of an asset or an asset group is not recoverable, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset or asset group over its respective fair value, which is generally determined as either the present value of estimated future cash flows or the appraised value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include unforeseen decreases in future performance or industry demand and the restructuring of our operations resulting from a change in our business strategy or adverse economic conditions. For further discussion of our current restructuring program, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

We have recorded intangible assets, including goodwill, in connection with business acquisitions. Estimated useful lives of amortizable intangible assets are determined by management based on an assessment of the period over which the asset is expected to contribute to future cash flows. The fair value of acquired amortizable intangible assets impacts the amounts recorded as goodwill.

We perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. We determine the fair value of our reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of loss, if any.

We completed our annual impairment test for goodwill during the fourth quarter of fiscal year 2011 and determined that the fair values of our reporting units are substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test.

Restructuring and Impairment Charges

We have recognized restructuring and impairment charges related to reductions in workforce, re-sizing and closure of certain facilities and the transition of production from certain facilities into other new and existing facilities. These charges were recorded pursuant to formal plans developed and approved by management and our Board of Directors. The recognition of restructuring and impairment charges requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the restructuring programs. For further discussion of our restructuring programs, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

Retirement Benefits

We have pension and postretirement benefit costs and liabilities in certain foreign locations that are developed from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates of discount rates, compensation rate increases and return on plan assets. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. When considering the expected long-term rate of return on pension plan assets, we take into account current and expected asset allocations, as well as historical and expected returns on plan assets. Other assumptions include demographic factors such as retirement, mortality and turnover. For further discussion of our pension and postretirement benefits, refer to Note 8 — "Postretirement and Other Employee Benefits" to the Consolidated Financial Statements.

Income Taxes

We estimate our income tax provision in each of the jurisdictions in which we operate, a process that includes estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets that we do not believe meet the "more likely than not" criteria. We assess whether an uncertain tax position taken or expected to be taken in a tax return meets the threshold for recognition and measurement in the Consolidated Financial Statements. Our judgments regarding future taxable income as well as tax positions taken or expected to be taken in a tax return may change due to changes in market conditions, changes in tax laws or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances and/or tax reserves established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

The Internal Revenue Service ("IRS") completed its field examination of our tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report ("RAR") on April 30, 2010 proposing adjustments primarily related to the IRS contentions that (1) certain corporate expenses relate to services provided to foreign affiliates and therefore must be charged to those affiliates, and (2) valuable intangible property was transferred to certain foreign affiliates without charge. If the IRS ultimately prevails in its positions, our income tax payment due for the fiscal years 2003 through 2005 would be approximately an additional $69.3 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties on us with respect to fiscal years 2003 through 2005, and we anticipate the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues.

We disagree with the proposed adjustments and are vigorously contesting this matter through applicable IRS and judicial procedures, as appropriate. As the final resolution of the proposed adjustments remains uncertain, we continue to provide for the uncertain tax position based on the more likely than not standards. Accordingly, we did not record any significant additional tax liabilities related to this RAR on the Consolidated Balance Sheets during fiscal year 2011. While the resolution of the issues may result in tax liabilities, interest and penalties, which are significantly higher than the amounts provided for this matter, management currently believes that the resolution will not have a material effect on our financial position or liquidity. Despite this belief, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on our results of operations and financial condition (particularly during the quarter in which any adjustment is recorded or any tax is due or paid). For further discussion related to our income taxes, refer to Note 4 — "Income Taxes" to the Consolidated Financial Statements and "Risk Factors — We are subject to the risk of increased taxes".

Stock-Based Compensation

We recognize stock-based compensation expense within our Consolidated Statements of Operations related to stock appreciation rights using a lattice model to determine the fair value. Option pricing models require the input of subjective assumptions, including the expected life of the option or stock appreciation right, risk-free rate, expected dividend yield and the price volatility of the underlying stock. Judgment is also required in estimating the number of stock awards that are expected to vest as a result of satisfaction of time-based vesting schedules or the achievement of certain performance or market conditions. If actual results or future changes in estimates differ significantly from our current estimates, stock-based compensation expense could increase or decrease. For further discussion of our stock-based compensation, refer to Note 10 — "Stockholders' Equity" to the Consolidated Financial Statements.

Recent Accounting Pronouncements

See Note 15 — "New Accounting Guidance" to the Consolidated Financial Statements for a discussion of recent accounting guidance.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	92.4	92.5	93.8
Gross profit	7.6	7.5	6.2
Operating expenses:			
Selling, general and administrative	3.6	4.4	4.3
Research and development	0.2	0.2	0.2
Amortization of intangibles	0.1	0.2	0.3
Restructuring and impairment charges	0.0	0.1	0.4
Goodwill impairment charges	—	—	8.8
Settlement of receivables and related charges	0.1	—	—
Loss on disposal of subsidiaries	0.1	0.2	—
Operating income (loss)	3.5	2.4	(7.8)
Other expense	0.0	0.0	0.2
Interest income	(0.0)	(0.0)	(0.1)
Interest expense	0.6	0.6	0.7
Income (loss) before income tax	2.9	1.8	(8.6)
Income tax expense	0.6	0.5	1.4
Net income (loss)	2.3	1.3	(10.0)
Net income (loss) attributable to noncontrolling interests, net of income tax expense	0.0	0.0	(0.0)
Net income (loss) attributable to Jabil Circuit, Inc	2.3%	1.3%	(10.0%)

Fiscal Year Ended August 31, 2011 Compared to Fiscal Year Ended August 31, 2010

Net Revenue. Our net revenue increased 23.2% to $16.5 billion for fiscal year 2011, up from $13.4 billion in fiscal year 2010. Specific increases include a 76% increase in the sale of specialized services products; a 31% increase in the sale of instrumentation and healthcare products; a 19% increase in the sale of industrial and CleanTech products; an 18% increase in the sale of E&I products; and an 11% increase in the sale of HVS products. These increases for fiscal year 2011 are primarily due to increased revenue from certain of our existing customers, including new program wins with these customers.

Generally, we assess revenue on a global customer basis regardless of whether the growth is associated with organic growth or as a result of an acquisition. Accordingly, we do not differentiate or report separately revenue increases generated by acquisitions as opposed to existing business. In addition, the added cost structures associated with our acquisitions have historically been relatively insignificant when compared to our overall cost structure.

The distribution of revenue across our sectors has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: fluctuations in customer demand as a result of recent recessionary conditions; efforts to de-emphasize the economic performance of certain sectors, most specifically, our former automotive and display sectors; seasonality in our business; and business growth from new and existing customers. As discussed in the "Overview" section, on September 1, 2010, we reorganized our business into the following three segments: DMS, E&I and HVS. In conjunction with this reorganization, there have been certain reclassifications made within the reported sectors.

The following table sets forth, for the periods indicated, revenue by segment expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2011	2010	2009
DMS			
Specialized Services	17%	12%	12%
Industrial & CleanTech	12%	13%	11%
Instrumentation & Healthcare	7%	7%	6%
Total DMS	**36%**	**32%**	**29%**
Total E&I	**32%**	**32%**	**34%**
Total HVS	**32%**	**36%**	**37%**
Total	**100%**	**100%**	**100%**

Foreign source revenue represented 86.0% of our net revenue for fiscal year 2011 and 84.7% of net revenue for fiscal year 2010. We currently expect our foreign source revenue to remain relatively consistent as compared to current levels over the course of the next 12 months.

Gross Profit. Gross profit increased to $1.3 billion (7.6% of net revenue) for fiscal year 2011 from $1.0 billion (7.5% of net revenue) for fiscal year 2010. The increase in gross profit on an absolute basis and as a percentage of net revenue from the prior fiscal year was primarily due to increased revenue from certain of our existing customers, including new program wins with these customers, which allow us to better utilize capacity and absorb fixed costs, an increased focus on controlling costs and improving productivity and additional growth in the DMS segment, which typically has higher margins than the E&I and HVS segments.

Selling, General and Administrative. Selling, general and administrative expenses remained relatively constant at $590.6 million (3.6% of net revenue) for fiscal year 2011 compared to $589.7 million (4.4% of net revenue) for fiscal year 2010. The decrease in selling, general and administrative expenses as a percentage of net revenue between fiscal years 2011 and 2010 is due to an increased focus on controlling costs, as well as being able to better absorb fixed costs as revenue levels increase.

Research and Development. Research and development ("R&D") expenses for fiscal year 2011 decreased to $25.0 million (0.2% of net revenue) from $28.1 million (0.2% of net revenue) for fiscal year 2010. The decrease is primarily due to a greater portion of engineering resources working on customer funded design projects and R&D activity being moved to our design centers in lower-cost geographies.

Amortization of Intangibles. We recorded $22.1 million of amortization of intangibles in fiscal year 2011 as compared to $25.9 million in fiscal year 2010. The decrease is primarily attributable to certain intangible assets that became fully amortized since August 31, 2010. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets" and Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements.

Restructuring and Impairment Charges.

a. 2009 Restructuring Plan

Upon the approval by our Board of Directors, we initiated a restructuring plan during the second quarter of fiscal year 2009 (the "2009 Restructuring Plan"). We have substantially completed restructuring activities under this plan and do not expect to incur any additional costs under the 2009 Restructuring Plan.

During fiscal year 2011, we reversed $0.1 million of previously recognized restructuring and impairment costs, compared to charges of $7.7 million of restructuring and impairment costs recorded during fiscal year 2010.

At August 31, 2011, accrued liabilities of approximately $0.1 million related to the 2009 Restructuring Plan are expected to be paid over the next fiscal quarter.

As of August 31, 2011, the 2009 Restructuring Plan is expected to yield annualized cost savings of approximately $55.6 million, which we are now fully realizing. The majority of these annual cost savings are expected to be reflected as a reduction in cost of revenue, with a small portion being reflected as a reduction of selling, general and administrative expense. These expected annualized cost savings reflect a reduction in employee expense of approximately $42.4 million, a reduction in depreciation expense of approximately $5.9 million, a reduction in lease commitment costs of approximately $0.1 million, a reduction of other manufacturing costs of approximately $3.8 million and a reduction of selling, general and administrative expenses of approximately $3.4 million.

As part of the 2009 Restructuring Plan, we have determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, we recorded a valuation allowance of $14.8 million on net deferred tax assets related to the 2009 Restructuring Plan. The valuation allowance is excluded from the restructuring and impairment charges incurred through August 31, 2011 as it was recorded to income tax expense within our Consolidated Statements of Operations.

b. 2006 Restructuring Plan

Upon the approval by our Board of Directors, we initiated a restructuring plan during the fourth quarter of fiscal year 2006 (the "2006 Restructuring Plan"). We have substantially completed restructuring activities under this plan and do not expect to incur any additional costs under the 2006 Restructuring Plan.

During fiscal year 2011, we recorded approximately $0.7 million of restructuring and impairment costs, compared to charges of $0.5 million of restructuring and impairment charges recorded during fiscal year 2010. The restructuring and impairment costs for fiscal year 2011 are primarily related to lease commitment costs.

At August 31, 2011, liabilities of approximately $0.9 million related to the 2006 Restructuring Plan are expected to be paid out over the next twelve months. The remaining liability of $1.6 million relates primarily to the charge for employee severance and termination benefits payments.

Settlement of Receivables and Related Charges. We recorded a loss on settlement of receivables and related charges of $13.6 million during fiscal year 2011. During the second quarter of fiscal year 2011, we completed our acquisition of F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l. (Competence France Holdings SAS, Competence France SAS, Competence EMEA S.r.l. and Competence Italia S.r.l. are collectively referred to as the "Competence Sites" herein). The Competence Sites were our former operations and were previously disposed of on July 16, 2010. Refer to Note 13 — "Loss on Disposal of Subsidiaries" to the Consolidated Financial Statements for further details.

During the second quarter of fiscal year 2011, immediately prior to the acquisition of the Competence Sites, we recognized a charge of $12.7 million in order to record $35.0 million in receivables and other relationships with the Competence Sites at their respective fair values. In addition, we recognized acquisition costs and other related charges of $0.9 million during the second quarter of fiscal year 2011. Refer to Note 14 — "Business Acquisitions" to the Consolidated Financial Statements for further details.

Loss on Disposal of Subsidiaries. We recorded a loss on disposal of subsidiaries of $23.9 million during fiscal year 2011 and $24.6 million during fiscal year 2010.

During the first quarter of fiscal year 2010, we sold the operations of Jabil Circuit Automotive, SAS, an automotive electronic manufacturing subsidiary located in Western Europe to an unrelated third party. In connection with this sale, we recorded a loss on disposition of approximately $15.7 million, which includes approximately $4.2 million in transaction costs incurred in connection with the sale during the three months ended November 30, 2009.

During the fourth quarter of fiscal year 2010, we sold F-I Holding Company, which directly or indirectly wholly owns the Competence Sites, to an unrelated third party. In connection with this transaction, we provided an aggregate $25.0 million working capital loan to the disposed operations. During the fourth quarter of fiscal year 2010, we recorded a charge of $8.9 million to loss on disposal of subsidiaries within the Consolidated Statement of Operations, including $1.7 million of transaction-related costs and $6.5 million in order to record the working capital loan at its respective fair market value at August 31, 2010 based upon a discounted cash flow analysis. During the second quarter of fiscal year 2011, we recorded a charge of $23.9 million to loss on disposal of subsidiaries within the Consolidated Statement of Operations, including $18.5 million to fully write-off the remaining balance of the working capital loan and $5.4 million to write off a purchase price related receivable that we were due from the third party purchaser as they were deemed no longer collectible. Refer to Note 13 — "Loss on Disposal of Subsidiaries" to the Consolidated Financial Statements for further discussion.

Other Expense. Other expense remained relatively constant at $3.0 million for fiscal year 2011 compared to $4.1 million for fiscal year 2010, respectively.

Interest Income. Interest income remained relatively constant at $3.1 million for fiscal year 2011 compared to $3.0 million for fiscal year 2010.

Interest Expense. We recorded $97.7 million of interest expense in fiscal year 2011 as compared to $79.2 million in fiscal year 2010. The increase was primarily due to interest associated with the issuance of our 5.625% Senior Notes during the first quarter of fiscal year 2011 and the refinancing of the credit facility dated as of July 19, 2007 (the "Old Credit Facility") at market rates, which were higher than the Old Credit Facility's, during the second quarter of fiscal year 2011.

Income Tax Expense. Income tax expense reflects an effective tax rate of 20.4% for fiscal year 2011, as compared to an effective tax rate of 30.9% for fiscal year 2010. The effective tax rate differs from the previous period due to the amount of earnings, mix of tax rates, and increase in tax incentives in the various jurisdictions in which we do business and the sale of French and Italian subsidiaries in fiscal year 2010, partially offset by the acquisition of F-I Holding Company which owns the Competence Sites in fiscal year 2011. Most of our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives granted to our sites in Brazil, China, Hungary, Malaysia, Poland, Singapore and Vietnam. The material tax incentives expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes", "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements further discussion.

Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009

Net Revenue. Our net revenue increased 14.8% to $13.4 billion for fiscal year 2010, up from $11.7 billion in fiscal year 2009. Specific increases include a 34% increase in the sale of industrial and CleanTech products; a 31% increase in the sale of instrumentation and healthcare products; a 16% increase in the sale of specialized services products; an 11% increase in the sale of HVS products; and a 10% increase in the sale of E&I products. These increases for fiscal year 2010 were primarily due to increased revenue from existing customers and programs as our customers' confidence in their markets strengthened and their end-customers' demand levels increased, as well as new customer wins and new program wins with existing customers.

Foreign source revenue represented 84.7% of our net revenue for fiscal year 2010 and 83.8% of net revenue for fiscal year 2009.

For further discussion of our net revenues, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2011 Compared to Fiscal Year Ended August 31, 2010 — Net Revenue."

Gross Profit. Gross profit increased to $1.0 billion (7.5% of net revenue) for fiscal year 2010 from $718.8 million (6.2% of net revenue) for fiscal year 2009. The increase in gross profit on an absolute basis and as a percentage of net revenue from the prior fiscal year was primarily due to increased revenue from existing customers and programs as our customers' confidence in their markets strengthened and their end-customers' demand levels increased as well as new customer wins and new program wins with existing customers which allowed us to better utilize capacity and absorb fixed costs. Further, we realized certain cost savings associated with initiatives that we commenced in fiscal year 2009 to reduce our cost structure in order to better align with lower demand levels and increased capacity utilization which allowed us to better leverage our cost structure.

Selling, General and Administrative. Selling, general and administrative expenses increased to $589.7 million (4.4% of net revenue) for fiscal year 2010 from $495.9 million (4.3% of net revenue) for fiscal year 2009. The increase in selling, general and administrative expenses on an absolute basis and as a percentage of net revenue from fiscal year 2009 was largely due to increases in stock-based compensation expense of $60.6 million primarily due to a change in the estimated vesting of performance-based restricted stock awards and incremental expense recognized related to the modification of certain existing equity awards to include retirement eligibility provisions, $19.6 million related to additional salary and bonus expense due to increased headcount and results of operations in fiscal year 2010 and $13.5 million related to professional fees associated with multiple internal strategic and cost saving initiatives.

Research and Development. R&D expenses for fiscal year 2010 increased to $28.1 million (0.2% of net revenue) from $27.3 million (0.2% of net revenue) for fiscal year 2009. The increase was attributed primarily to our increased focus on vertical integration capabilities in our mobility market and increased capabilities and proficiencies in digital home office and printer markets.

Amortization of Intangibles. We recorded $25.9 million of amortization of intangibles in fiscal year 2010 as compared to $31.0 million in fiscal year 2009. The decrease was primarily attributable to certain intangible assets that became fully amortized since August 31, 2009. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets" and Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements.

Restructuring and Impairment Charges.

a. 2009 Restructuring Plan

We charged $7.7 million and $53.7 million of restructuring and impairment costs during the 12 months ended August 31, 2010 and August 31, 2009, respectively, to our Consolidated Statement of Operations. The charges related to the 2009 Restructuring Plan recorded during fiscal year 2010 include approximately $3.7 million related to employee severance and termination benefit costs, $3.4 million related to lease commitments and $0.6 million related to fixed asset impairments.

b. 2006 Restructuring Plan

We recorded restructuring and impairment charges of $0.5 million during fiscal year 2010 and a reversal of restructuring and impairment costs of $1.8 million in fiscal year 2009. The restructuring and impairment costs for fiscal year 2010 primarily included additional lease commitment charges.

For further discussion of the 2009 Restructuring Program and the 2006 Restructuring Program, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2011 Compared to Fiscal Year Ended August 31, 2010 — Restructuring and Impairment Charges."

Goodwill Impairment Charges. We recorded non-cash goodwill impairment charges of $1.0 billion for the full fiscal year ended August 31, 2009 (of which the entire $1.0 billion charge was incurred in the first two quarters) to reduce the carrying amount of our goodwill to its estimated fair value based upon the results of two interim impairment tests conducted during the first and second quarters of fiscal year 2009. We performed these impairment tests based upon a combination of factors, including a significant and sustained decline in our market capitalization below our carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and illiquidity in the overall credit markets.

Loss on Disposal of Subsidiaries. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended August 31, 2011 Compared to Fiscal Year Ended August 31, 2010 — Loss on Disposal of Subsidiaries" for discussion of the $24.6 million charge recorded to loss on disposal of subsidiaries within the Consolidated Statement of Operations during fiscal year 2010.

Other Expense. We recorded other expense totaling $4.1 million and $20.1 million for fiscal years 2010 and 2009, respectively. The decrease in other expense for fiscal year 2010 was primarily due to the recognition of a $10.5 million loss on the extinguishment of $294.9 million of our 5.875% Senior Notes and a $4.2 million loss on the impairment of a note receivable in fiscal year 2009 as well as a decrease in the loss on the sale of accounts receivable under our asset-backed securitization program of $1.4 million in fiscal year 2010 which was primarily due to a decrease in borrowing costs. For further discussion of our accounts receivable securitization program, see Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements.

Interest Income. Interest income decreased to $3.0 million in fiscal year 2010 from $7.4 million in fiscal year 2009. The decrease was primarily due to lower overall interest rates during fiscal year 2010.

Interest Expense. Interest expense decreased to $79.2 million in fiscal year 2010 from $82.2 million in fiscal year 2009. The decrease was primarily due to lower overall interest rates during fiscal year 2010.

Income Tax Expense. Income tax expense reflects an effective tax rate of 30.9% for fiscal year 2010, as compared to an effective tax rate of (16.0)% for fiscal year 2009. The effective tax rate differs from the previous period due to the impairment of non-deductible goodwill and the corresponding valuation allowances against certain deferred tax assets that were no longer more likely than not to be realized in fiscal year 2009. The tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. Most of our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives granted to our sites in Brazil, China, Hungary, Malaysia, Poland, Singapore and Vietnam. The material tax incentives expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes", "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Non-U.S. GAAP Core Financial Measures

The following discussion and analysis of our financial condition and results of operations include certain non-U.S. GAAP financial measures as identified in the reconciliation below. The non-U.S. GAAP financial measures disclosed herein do not have standard meaning and may vary from the non-U.S. GAAP financial measures used by other companies or how we may calculate those measures in other instances from time to time. Non-U.S. GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Also, our "core" financial measures should not be construed as an inference by us that our future results will be unaffected by those items which are excluded from our "core" financial measures.

Management believes that the non-U.S. GAAP "core" financial measures set forth below are useful to facilitate evaluating the past and future performance of our ongoing manufacturing operations over multiple periods on a comparable basis by excluding the effects of the amortization of intangibles, stock-based compensation expense and related charges, restructuring and impairment charges, settlement of receivables and related charges, loss on disposal of subsidiaries and distressed customer charges. Among other uses, management uses non-U.S. GAAP "core" financial measures as a factor in determining employee performance when determining incentive compensation.

We are reporting "core" operating income and "core" earnings to provide investors with an additional method for assessing operating income and earnings, presenting what we believe are our "core" manufacturing operations. Most of the items that are excluded for purposes of calculating "core" operating income and "core" earnings also impacted certain balance sheet assets, resulting in all or a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In the case of restructuring charges, we may be making associated cash payments in the future. In addition, although, for purposes of calculating "core" operating income and "core" earnings, we exclude stock-based compensation expense (which we anticipate continuing to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholders' ownership interest. We encourage you to evaluate these items and the limitations for purposes of analysis in excluding them.

Included in the table below is a reconciliation of the non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures as provided in our Consolidated Financial Statements (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
Operating income (loss) (U.S. GAAP)	$578,734	$327,566	$ (910,201)
Amortization of intangibles	22,051	25,934	31,039
Stock-based compensation and related charges	76,230	104,609	44,026
Restructuring and impairment charges	628	8,217	51,894
Goodwill impairment charges	—	—	1,022,821
Settlement of receivables and related charges	13,607	—	—
Loss on disposal of subsidiaries	23,944	24,604	—
Distressed customer charges	—	—	7,256
Core operating income (Non-U.S. GAAP)	$715,194	$490,930	$ 246,835
Net income (loss) attributable to Jabil Circuit, Inc. (U.S. GAAP)	$381,063	$168,840	$(1,165,212)
Amortization of intangibles, net of tax	21,998	25,887	30,916
Stock-based compensation and related charges, net of tax	75,068	102,719	43,088
Restructuring and impairment charges, net of tax	628	8,314	63,490
Goodwill impairment charges, net of tax	—	—	1,018,157
Loss on disposal of subsidiaries, net of tax	23,944	24,604	—
Distressed customer charges, net of tax	—	—	6,329
Settlement of receivables and related charges	13,607	—	—
Deferred tax valuation allowance charges	—	—	121,929
Other expense, net of tax	—	—	13,317
Core earnings (Non-U.S. GAAP)	$516,308	$330,364	$ 132,014
Earnings (loss) per share: (U.S. GAAP)			
Basic	$ 1.78	$ 0.79	$ (5.63)
Diluted	$ 1.73	$ 0.78	$ (5.63)
Core earnings per share: (Non-U.S. GAAP)			
Basic	$ 2.41	$ 1.54	$ 0.62
Diluted	$ 2.34	$ 1.52	$ 0.62
Common shares used in the calculations of basic earnings (loss) per share:			
Basic weighted average shares outstanding (U.S. GAAP)(1)	214,502	214,332	207,002
Adjustments:			
Share-based payment awards classified as participating securities	—	—	6,424
Basic weighted average shares outstanding (Non-U.S. GAAP)	214,502	214,332	213,426

	Fiscal Year Ended August 31,		
	2011	2010	2009
Common shares used in the calculations of diluted earnings (loss) per share:			
Diluted weighted average shares outstanding (U.S. GAAP)(1)	220,719	217,597	207,002
Adjustments:			
Share-based payment awards classified as participating securities	—	—	6,424
Dilutive common shares issuable under the ESPP and upon exercise of options and stock appreciation rights	—	—	72
Dilutive unvested non-participating restricted stock awards	—	—	—
Diluted weighted average shares outstanding (Non-U.S. GAAP)	220,719	217,597	213,498

(1) For the 12 months ended August 31, 2009, no potential common shares relating to our equity awards were included in the U.S. GAAP computation of basic and diluted loss per share as their effect would have been anti-dilutive given the Company's net loss for the period.

Core operating income in fiscal year 2011 increased 45.7% to $715.2 million compared to $490.9 million in fiscal year 2010. Core earnings in fiscal year 2011 increased 56.3% to $516.3 million compared to $330.4 million in fiscal year 2010. These increases were the result of the same factors described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended August 31, 2011 Compared to Fiscal Year Ended August 31, 2010 — Gross Profit."

Quarterly Results (Unaudited)

The following table sets forth certain unaudited quarterly financial information for the 2011 and 2010 fiscal years. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere, and all necessary adjustments (consisting of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Fiscal Year 2011				Fiscal Year 2010			
	Aug. 31, 2011	May 31, 2011	Feb. 28, 2011	Nov. 30, 2010	Aug. 31, 2010	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009
	(in thousands, except per share data)							
Net revenue	$4,280,295	$4,227,688	$3,928,663	$4,082,181	$3,860,933	$3,455,578	$3,004,644	$3,088,256
Cost of revenue	3,951,092	3,909,312	3,632,263	3,771,590	3,573,425	3,193,464	2,781,898	2,856,480
Gross profit	329,203	318,376	296,400	310,591	287,508	262,114	222,746	231,776
Operating expenses:								
Selling, general and administrative	152,204	154,112	141,807	142,449	160,512	151,409	146,264	131,553
Research and development	6,209	6,544	6,540	5,741	6,632	6,331	7,425	7,697
Amortization of intangibles	5,230	5,187	5,665	5,969	5,980	6,206	6,643	7,105
Restructuring and impairment charges	—	—	196	432	2,512	1,635	635	3,435
Settlement of receivables and relates charges	—	—	13,607	—	—	—	—	—
Loss on disposal of subsidiaries	—	—	23,944	—	8,882	—	—	15,722
Operating income	165,560	152,533	104,641	156,000	102,990	96,533	61,779	66,264
Other expense (income)	568	1,771	847	(200)	964	960	1,125	1,038
Interest income	(646)	(897)	(739)	(850)	(779)	(626)	(644)	(907)
Interest expense	24,605	25,149	25,777	22,162	19,519	19,503	20,030	20,116
Income before income tax	141,033	126,510	78,756	134,888	83,286	76,696	41,268	46,017
Income tax expense	25,492	22,222	23,038	27,477	23,910	24,009	11,446	17,136
Net income	115,541	104,288	55,718	107,411	59,376	52,687	29,822	28,881
Net income (loss) attributable to noncontrolling interests, net of income tax expense	1,253	(407)	315	734	685	656	(8)	593
Net income attributable to Jabil Circuit, Inc	114,288	104,695	$ 55,403	$ 106,677	$ 58,691	$ 52,031	$ 29,830	$ 28,288
Earnings per share attributable to the stockholders of Jabil Circuit, Inc.:								
Basic	$ 0.54	$ 0.49	$ 0.26	$ 0.50	$ 0.27	$ 0.24	$ 0.14	$ 0.13
Diluted	$ 0.52	$ 0.47	$ 0.25	$ 0.49	$ 0.27	$ 0.24	$ 0.14	$ 0.13
Weighted average shares outstanding:								
Basic	212,753	215,705	215,170	214,395	214,011	213,881	213,625	213,665
Diluted	219,494	222,337	221,022	217,405	215,997	216,522	214,760	215,059

The following table sets forth, for the periods indicated, certain financial information stated as a percentage of net revenue:

	Fiscal Year 2011				Fiscal Year 2010			
	Aug. 31, 2011	May 31, 2011	Feb. 28, 2011	Nov. 30, 2010	Aug. 31, 2010	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	92.3	92.5	92.5	92.4	92.6	92.4	92.6	92.5
Gross profit	7.7	7.5	7.5	7.6	7.4	7.6	7.4	7.5
Selling, general and administrative	3.6	3.6	3.6	3.6	4.1	4.4	4.9	4.3
Research and development	0.1	0.2	0.2	0.1	0.2	0.2	0.2	0.2
Amortization of intangibles	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2
Restructuring and impairment charges	—	—	0.0	0.0	0.1	0.0	0.0	0.1
Settlement of receivables and related charges	—	—	0.3	—	—	—	—	—
Loss on disposal of subsidiaries	—	—	0.6	—	0.2	—	—	0.5
Operating income	3.9	3.6	2.7	3.8	2.6	2.8	2.1	2.2
Other expense (income)	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0
Interest income	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Interest expense	0.6	0.6	0.7	0.5	0.5	0.6	0.7	0.7
Income before income taxes	3.3	3.0	2.0	3.3	2.1	2.2	1.4	1.5
Income tax expense	0.6	0.5	0.6	0.7	0.6	0.7	0.4	0.6
Net income	2.7	2.5	1.4	2.6	1.5	1.5	1.0	0.9
Net income (loss) attributable to noncontrolling interests, net of income tax expense	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)	0.0
Net income attributable to Jabil Circuit, Inc	2.7%	2.5%	1.4%	2.6%	1.5%	1.5%	1.0%	0.9%

Acquisitions and Expansion

As discussed in Note 13 — "Loss on Disposal of Subsidiaries" and Note 14 — "Business Acquisitions" to the Consolidated Financial Statements, we completed our acquisition of the Competence Sites in France and Italy during the second quarter of fiscal year 2011. The Competence Sites were our former operations and were previously disposed of during the fourth quarter of fiscal year 2010. This acquisition, as well as acquisitions that were made in prior years, have been accounted for using the acquisition method of accounting. Our Consolidated Financial Statements include the operating results of each business from the date of acquisition. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

During the fourth quarter of fiscal year 2011, we announced that we entered into an agreement to acquire Telmar Network Technology, Inc., a provider of complex reverse logistics, repair services, technical support, and spare parts management solutions for communication network service providers, enterprise and original equipment manufacturers worldwide. Completion of this transaction, which is subject to regulatory clearance and customary conditions, is expected to take place during the first half of fiscal year 2012.

Liquidity and Capital Resources

At August 31, 2011, we had cash and cash equivalent balances totaling $888.6 million, total notes payable and long-term debt of $1.2 billion, $1.0 billion in available liquidity under our revolving credit facilities and up to $353.6 million in available liquidity under our trade accounts receivable securitization and uncommitted sale programs. As the sale programs are uncommitted, we can offer no assurance that if we attempt to draw on such programs in the future that we will receive funding from the associated banks which would require us to utilize other available sources of liquidity, including our revolving credit facilities.

The following table sets forth, for the fiscal year ended August 31 selected consolidated cash flow information (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 828,009	$ 427,410	$ 557,309
Net cash used in investing activities	(426,278)	(440,257)	(286,175)
Net cash used in by financing activities	(267,722)	(100,280)	(195,913)
Effect of exchange rate changes on cash	10,273	(18,816)	28,128
Net increase (decrease) in cash and cash equivalents	$ 144,282	$(131,943)	$ 103,349

Net cash provided by operating activities for fiscal year 2011 was approximately $828.0 million. This resulted primarily from net income of $383.0 million, $319.2 million in non-cash depreciation and amortization expense, a $305.8 million increase in accounts payable and accrued expenses, $76.2 million in stock-based compensation expense and a $48.2 million decrease in trade accounts receivable; which were partially offset by a $212.3 million increase in prepaid expenses and other current assets and a $158.5 million increase in inventories. The decrease in trade accounts receivable was primarily driven by the amendment to our foreign asset-backed securitization program which resulted in the receivables being sold to a third party bank no longer being recognized in trade accounts receivable whereas previously the program was accounted for as a secured borrowing and an increase in the sales activity under the non-foreign and foreign asset-backed securitization programs. The increase in accounts payable and accrued expenses was primarily driven by the timing of purchases and cash payments. The increase in inventories was primarily due to the ramp up of inventory levels to support new business wins and higher revenue levels. The increase in prepaid expenses and other current assets was primarily driven by an increase in the deferred purchase price receivable under the foreign asset-backed securitization program and the non-foreign asset-backed securitization program due to the timing of cash payments and the sale of receivables under the programs.

Net cash used in investing activities for fiscal year 2011 was $426.3 million. This consisted primarily of capital expenditures of $459.0 million principally for machinery and equipment for new business, including new process technology within our DMS segment, maintenance levels of machinery and equipment and information technology infrastructure upgrades; which were partially offset by $23.5 million of proceeds from the sale of property and equipment.

Net cash used in financing activities for fiscal year 2011 was $267.7 million. This resulted from our receipt of approximately $7.6 billion of proceeds from borrowings under existing debt agreements, which primarily included an aggregate of $6.7 billion of borrowings under the Old Credit Facility and the Amended and Restated Credit Facility and our $400.0 million of 5.625% Senior Notes. This was offset by repayments in an aggregate amount of approximately $7.6 billion during fiscal year 2011, which primarily included an aggregate of $6.7 billion of repayments under the Old Credit Facility and the Amended and Restated Credit Facility and $340.0 million under the term portion of the Old Credit Facility. In addition, we paid $200.2 million to acquire treasury stock and $60.4 million in dividends to stockholders during fiscal year 2011.

We may need to finance day-to-day working capital needs, as well as future growth and any corresponding working capital needs, with additional borrowings under the Amended and Restated Credit Facility and our other revolving credit facilities described below, as well as additional public and private offerings of our debt and equity. Currently, we have a shelf registration statement with the SEC. Promptly after filing this Annual Report on Form 10-K, as a result of our existing "shelf" registration statement expiring October 29, 2011, we anticipate terminating our existing "shelf" registration statement and filing a new "shelf" registration statement under the registration procedures set forth in the Securities Act. The new "shelf" registration statement will register the potential sale of an indeterminate amount of debt and equity securities in the future, from time-to-time over the three years following the registration, to augment our liquidity and capital resources. Any future sale of issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations, increase debt service obligations, limit our flexibility as a result of debt service requirements and restrictive covenants, potentially negatively affect our credit ratings, and limit our ability to access additional capital or execute our business strategy. We continue to asses our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

In connection with our non-foreign asset-backed securitization program, we regularly sell a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells 100% of the eligible receivables to conduits, administered by unaffiliated financial institutions. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the creditor claims of the conduits. As the receivables sold are collected, the wholly-owned subsidiary is able to sell additional receivables up to the maximum permitted amount under the program. Net cash proceeds of $300.0 million are available at any one time under the securitization program. Prior to September 1, 2010, the transactions in this program were accounted for as sales under applicable accounting guidance. Effective September 1, 2010, we adopted new accounting guidance that resulted in more stringent conditions for reporting the transfer of a financial asset as a sale. As a result of the adoption of this new guidance, the accounts receivable transferred under this program no longer qualified for sale treatment and as such were accounted for as secured borrowings. During the first quarter of fiscal year 2011, this program was amended which resulted in the transfers of the applicable accounts receivable again being accounted for as sales. Under the amended program any portion of the purchase price for the receivables which is not paid in cash upon the sale taking place is recorded as a deferred purchase price receivable, which is paid by the conduits from available cash as payments on the receivables are collected. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreements. The program was amended on October 21, 2011 to, among other things, extend the program to October 21, 2014 and adjust pricing to reflect current market conditions. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The wholly-owned subsidiary is assessed (i) a fee on the unused portion of the program of 0.50% per annum based on the average daily unused aggregate receivables sold during the period, (ii) a usage fee on the utilized portion of the program equal to 0.95% per annum (inclusive of the unused fee) on the average daily outstanding aggregate receivables sold during the immediately preceding calendar month and (iii) a fee on the weighted average amount outstanding under the program during the period multiplied by the applicable rate in effect for the period (i.e. Commercial Paper rate). The securitization conduits and the investors in the conduits have no recourse to our assets for failure of debtors to pay when due. We continue to service the receivables sold and in exchange receive a servicing fee. Servicing fees recognized during fiscal year 2011 and 2010 were not material and are included in other expense within the Consolidated Statements of Operations. We do not record a servicing asset or liability as we estimate the fee we receive in return for our obligation to service these receivables is at fair value. We sold $5.8 billion, $5.3 billion and $4.7 billion of eligible trade accounts receivable during fiscal years 2011, 2010 and 2009, respectively. In exchange, we received cash proceeds of $5.5 billion, $5.1 billion and $4.5 billion during fiscal years 2011, 2010 and 2009, respectively, and a net deferred purchase price receivable (at August 31, 2011) or a retained interest (at August 31, 2010 and 2009). At August 31, 2011, the deferred purchase price receivable totaled approximately $295.6 million, which was recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets. At August 31, 2010 and 2009, we retained an interest in the receivables of $225.1 million and $222.3 million, respectively. The deferred purchase price receivable was valued using unobservable inputs (Level 3 inputs), primarily discounted cash flows, and due to its credit quality and short-term maturity, the fair value approximated book value. We recognized pretax losses on the sales of receivables of approximately $2.7 million, $3.6 million and $5.3 million during fiscal year 2011, 2010 and 2009, respectively, which are recorded to other expense within the Consolidated Statements of Operations. Prior to execution of the previously discussed amendment, we recognized interest expense of approximately $0.5 million during the first quarter of fiscal year 2011 associated with the secured borrowings. See Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" and Note 15 — "New Accounting Guidance" to the Consolidated Financial Statements.

In connection with our non-foreign asset-backed securitization program, at August 31, 2011, we had sold $527.3 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $230.3 million, and a net deferred purchase price receivable. At August 31, 2011, the deferred purchase price receivable totaled approximately $295.6 million.

In connection with our foreign asset-backed securitization program, prior to the amendment during the third quarter of fiscal year 2011, certain of our foreign subsidiaries sold, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrowed up to $100.0 million from an unaffiliated financial institution and granted a security interest in the accounts receivable as collateral for the borrowings. The securitization program was accounted for as a borrowing. The loan balance was calculated based on the terms of the securitization program agreements. During the third quarter of fiscal year 2011, the securitization program was amended to provide for the sale of 100% of our designated trade accounts receivable of certain of our foreign subsidiaries to the special purpose entity which in turn sells 100% of the receivables to an unaffiliated financial institution. The special purpose entity is a separate bankruptcy- remote entity and its assets would be available first to satisfy the creditor claims of the unaffiliated financial institution. Net cash proceeds of $200.0 million are available at any one time under the amended securitization program. Transfers of the receivables to the unaffiliated financial institution are accounted for as sales. Under the amended program, any portion of the purchase price for the receivables which is not paid in cash to the special purpose entity upon the sale taking place is recorded as a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected. The foreign asset-backed securitization program requires compliance with several covenants including limitations on certain corporate actions such as mergers and consolidations. The securitization agreement, as amended during the third quarter of fiscal year 2011, expires on May 10, 2012. As we have the power to direct the activities of the special purpose entity and the obligation to absorb the majority of the expected losses or the right to receive benefits from the transfer of trade accounts receivable into the special purpose entity, we are deemed the primary beneficiary. Accordingly, we consolidate the special purpose entity (which was also the case prior to the amendment during the third quarter of fiscal year 2011). Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The special purpose entity is assessed (i) a fee in an amount equal to 0.45% per annum multiplied by the maximum aggregate invested amount during the period and (ii) a fee on the average amount outstanding under the program during the period multiplied by the applicable rate in effect for the period (i.e. LIBOR for U.S. dollars, EURIBOR for euros and WIBOR for Polish zlotys) plus a 0.45% per annum margin. The unaffiliated financial institution has no recourse to our assets for failure of debtors to pay when due. We continue servicing the receivables in the program and in exchange receive a servicing fee. Servicing fees recognized during fiscal years 2011 and 2010 were not material and are included in interest expense up through the amendment that occurred in the third quarter of fiscal year 2011, and are included in other expense within the Consolidated Statements of Operations subsequent to the amendment. We do not record a servicing asset or liability on the Consolidated Balance Sheets as we estimate the fee we receive in return for its obligation to service these receivables is at fair value. Subsequent to the amendment that occurred in the third quarter of fiscal year 2011, we sold (including amounts transferred into the program on the amendment date) $928.0 million of eligible trade accounts receivable during fiscal year 2011. In exchange, we received cash proceeds of $783.9 million during the same period, and a net deferred purchase price receivable. At August 31, 2011, the deferred purchase price receivable totaled approximately $143.5 million, which was recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets. The deferred purchase price receivable was valued using unobservable inputs (Level 3 inputs), primarily discounted cash flows, and due to its credit quality and short-term maturity the fair value approximated book value. The resulting losses on the sales of the receivables, subsequent to the amendment that occurred in the third quarter of fiscal year 2011, were $0.7 million during fiscal year 2011, and were recorded to other expense within the Consolidated Statements of Operations. Prior to execution of the previously discussed amendment, we recognized interest expense of approximately $0.9 million during fiscal year 2011 associated with the secured borrowings. At August 31, 2010, we had $71.4 million of secured borrowings outstanding under the program. In addition, we incurred interest expense of $2.1 million and $3.9 million during fiscal years 2010 and 2009, respectively.

In connection with our foreign asset-backed securitization program, at August 31, 2011, we had sold $267.0 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $123.7 million, and a net deferred purchase price receivable. At August 31, 2011, the deferred purchase price receivable totaled approximately $143.5 million.

In connection with a factoring agreement, we transfer ownership of eligible trade accounts receivable of a foreign subsidiary without recourse to a third party purchaser in exchange for cash. The factoring of trade accounts receivable under this agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The discount is recorded as a loss to other expense within the Consolidated Statements of Operations in the period of the sale. In October 2011, the factoring agreement was extended through March 31, 2012, at which time it is expected to automatically renew for an additional six-month period. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. We continue to service, administer and collect the receivables sold under this program. Servicing fees recognized during fiscal years 2011, 2010 and 2009 were not material, and were recorded to other expense within the Consolidated Statements of Operations. We do not record a servicing asset or liability on the Consolidated Balance Sheets as we estimate the fee it receives in return for its obligation to service these receivables is at fair value. The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $68.5 million, $90.9 million and $137.3 million of trade accounts receivable during fiscal years 2011, 2010 and 2009, respectively, and in exchange, received cash proceeds of $68.4 million, $90.8 million and $137.2 million, respectively. The resulting losses on the sales of trade accounts receivables sold under this factoring agreement for fiscal years 2011, 2010 and 2009 were not material, and were recorded to other expense within the Consolidated Statements of Operations.

In fiscal year 2010, we entered into two separate uncommitted accounts receivable sale agreements with banks which originally allowed us and certain of our subsidiaries to elect to sell and the banks to elect to purchase at a discount, on an ongoing basis, up to a maximum of $150.0 million and $75.0 million of specific trade accounts receivable at any one time. The sale programs have been amended to increase the facility limits from $150.0 million to $200.0 million and from $75.0 million to $175.0 million of specific trade accounts receivable at any one time. The programs are accounted for as sales. Net receivables sold under the programs are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The $200.0 million and $175.0 million sale programs were amended during the third quarter of fiscal year 2011 and the fourth quarter of fiscal year 2011, respectively, such that the programs no longer have defined termination dates and either party can elect to cancel the agreements by giving prior written notification to the other party of no less than 30 days. We continue servicing the receivables in the program. Servicing fees recognized during fiscal years 2011 and 2010 were not material and are included in other expense within the Consolidated Statements of Operations. We do not record a servicing asset or liability on the Consolidated Balance Sheets as we estimate the fee we receive in return for our obligation to service these receivables is at fair value. During fiscal years 2011 and 2010, we sold $2.4 billion and $0.3 billion of trade accounts receivable under these programs, respectively. In exchange, we received cash proceeds of $2.4 billion and $0.3 billion, respectively. The resulting losses on the sales of trade accounts receivable during fiscal years 2011 and 2010 were not material and were recorded to other expense within the Consolidated Statements of Operations.

Notes payable and long-term debt outstanding at August 31, 2011 and August 31, 2010 are summarized below (in thousands):

	August 31, 2011	August 31, 2010
7.750% Senior Notes due 2016(a)	$ 303,501	$ 301,782
8.250% Senior Notes due 2018(b)	397,521	397,140
5.625% Senior Notes due 2020(c)	400,000	—
Borrowings under credit facilities(d)	72,100	73,750
Borrowings under loans(e)	2,060	342,380
Securitization program obligations(f)	—	71,436
Miscellaneous borrowings	2	8
Fair value adjustment(g)	11,570	—
Total notes payable and long-term debt	1,186,754	$1,186,496
Less current installments of notes payable and long-term debt	74,160	167,566
Notes payable and long-term debt, less current installments	$1,112,594	$1,018,930

(a) During the fourth quarter of fiscal year 2009, we issued a total of $312.0 million, seven-year, publicly-registered senior unsecured notes (the "7.750% Senior Notes") at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. Also, the 7.750% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(b) During the second and third quarters of fiscal year 2008, we issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, we completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

(c) During the first quarter of fiscal year 2011, we issued $400.0 million of ten-year 5.625% notes (the "5.625% Senior Notes") at par. The net proceeds from the offering of $400.0 million were used to fully repay the term portion of the Old Credit Facility and partially repay amounts outstanding under our foreign asset-backed securitization program. The 5.625% Senior Notes mature on December 15, 2020. Interest on the 5.625% Senior Notes is payable semiannually on June 15 and December 15 of each year, beginning on June 15,

2011. The 5.625% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant requiring our repurchase of the 5.625% Senior Notes upon a "change of control repurchase event."

(d) As of August 31, 2011, three of our foreign subsidiaries have entered into credit facilities to finance their future growth and any corresponding working capital needs. The credit facilities are denominated in U.S. dollars. The credit facilities incur interest at fixed and variable rates ranging from 2.3% to 3.6%.

(e) During the second quarter of fiscal year 2011, we entered into the Amended and Restated Credit Facility which provides for a revolving credit in the amount of $1.0 billion, subject to potential uncommitted increases up to $1.3 billion, and expires on December 7, 2015. Some or all of the lenders under the Amended and Restated Credit Facility and their affiliates have various other relationships with us and our subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. We, along with some of our subsidiaries, have entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many if not most of the agents and lenders under the Amended and Restated Credit Facility held positions as agent and/or lender under our Old Credit Facility. Interest and fees on the Amended and Restated Credit Facility advances are based on our non-credit enhanced long-term senior unsecured debt rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0.40% to 1.50% above the base rate or 1.40% to 2.50% above the Eurocurrency rate, where the base rate represents the greatest of Citibank, N.A.'s prime rate, 0.50% above the federal funds rate or 1.0% above one-month LIBOR, and the Eurocurrency rate represents adjusted London Interbank Offered Rate for the applicable interest period, each as more fully described in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders and a letter of credit fee based on the amount of outstanding letters of credit. We, along with our subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the credit agreement) to (b) Consolidated EBITDA (as defined in the credit agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, all Debt (as defined in the credit agreement) and loss on sale of trade accounts receivables pursuant to any of our, or our subsidiaries, securitization programs. In addition, we are subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc.; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc. of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc.; payment of taxes, etc.; maintenance of insurance; preservation of corporate existence, etc.; visitation rights; keeping of books; maintenance of properties, etc.; transactions with affiliates; and reporting requirements.

During fiscal year 2011, we borrowed and repaid $6.7 billion against the Old Credit Facility and the Amended and Restated Credit Facility under multiple draws. In addition, during the fourth quarter of fiscal year 2011, we borrowed and repaid $1.7 billion against the Amended and Restated Credit Facility under multiple draws. A draw in the amount of $400.0 million was made under the term portion of the Old Credit Facility during the fourth quarter of fiscal year 2007, and the outstanding balance was repaid in full during the first quarter of fiscal year 2011.

In addition to the loans described above, at August 31, 2011, we have loans outstanding to fund working capital needs. These additional loans total approximately $2.1 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short-term on our Consolidated Balance Sheets.

(f) In the third quarter of fiscal year 2011, we amended the foreign asset-backed securitization program. Prior to execution of the amendment, we recognized interest expense of approximately $0.9 million during fiscal year 2011 associated with the secured borrowings. As a result of the amendment, the accounts receivable transferred under this program qualify for sale treatment and as such are no longer accounted for as secured borrowing.

The program was accounted for as a secured borrowing in fiscal year 2010. At August 31, 2010, we had $71.4 million of debt outstanding under the program. In addition, we incurred interest expense of $2.1 million and $3.9 million recorded within the Consolidated Statements of Operations during fiscal years 2010 and 2009, respectively.

(g) This amount represents the fair value hedge accounting adjustment related to the 7.750% Senior Notes. For further discussion of our fair value hedges, see Note 12 — "Derivative Financial Instruments and Hedging Activities" to the Consolidated Financial Statements.

At August 31, 2011 and 2010, we were in compliance with all covenants under the Amended and Restated Credit Facility and our securitization programs.

Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through construction of greenfield operations or acquisitions. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

For discussion of our cash management and risk management policies see "Quantitative and Qualitative Disclosures About Market Risk."

We currently anticipate that during the next 12 months, our capital expenditures will be in the range of $300.0 million to $400.0 million, principally for machinery and equipment for new business, including new process technology within our DMS segment, maintenance levels of machinery and equipment, information technology infrastructure upgrades and construction of a new greenfield facility. We believe that our level of resources, which include cash on hand, available borrowings under our revolving credit facilities, additional proceeds available under our trade accounts receivable securitization programs and potentially available under our uncommitted trade accounts receivable sale programs and funds provided by operations, will be adequate to fund these capital expenditures, the payment of any declared quarterly dividends, the acquisition of Telmar Network Technology, Inc. that was announced in the fourth quarter of fiscal year 2011 and our working capital requirements for the next 12 months. Our $300.0 million asset-backed securitization program expires in October 2014 and our $200.0 million foreign asset-backed securitization program expires in May 2012, and we may be unable to renew either of these. Our $200.0 million uncommitted trade accounts receivable sale program was amended in the third quarter of fiscal year 2011 and our $175.0 million uncommitted trade accounts receivable sale program was amended on July 27, 2011. The terms of the agreements were amended such that the programs no longer have defined termination dates and either party can elect to cancel the agreements by giving prior written notification to the other party of no less than 30 days. As the sales programs are uncommitted, we can offer no assurance that if we attempt to draw on such programs in the future that we will receive funding from the associated banks which would require us to utilize other available sources of liquidity, including our revolving credit facilities.

At August 31, 2011, we had approximately $888.6 million in cash and cash equivalents. As our growth remains predominantly outside of the United States, a significant portion of such cash and cash equivalents are held by our foreign subsidiaries. We estimate that approximately $200.0 million of the cash and cash equivalents held by our foreign subsidiaries could not be repatriated to the United States without potential income tax consequences.

In June 2011, our Board of Directors authorized the repurchase of $200.0 million of our common shares. We repurchased 11,520,137 shares in the fourth quarter of fiscal year 2011 which is the full amount authorized by our Board of Directors.

Should we desire to consummate significant additional acquisition opportunities or undertake significant additional expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable. See "Risk Factors — Our amount of debt could significantly increase in the future."

Our contractual obligations for short and long-term debt arrangements, future interest on notes payable and long-term debt, future minimum lease payments under non-cancelable operating lease arrangements, estimated future benefit payments to plan and capital commitments as of August 31, 2011 are summarized below. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding purchase commitment from our customer. Non-cancelable purchase orders do not typically extend beyond the normal lead time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations					
Notes payable and long-term debt(a)	$1,175,184	$ 74,160	$ —	$303,503	$ 797,521
Future interest on notes payable and long-term debt(b)	546,328	81,221	159,360	156,539	149,208
Operating lease obligations	202,361	56,271	66,299	38,332	41,459
Estimated future benefit payments to plan	58,717	3,915	8,884	9,870	36,048
Capital commitments(c)	—	—	—	—	—
Total contractual cash obligations(d)	$1,982,590	$215,567	$234,543	$508,244	$1,024,236

(a) The above table excludes an $11.6 million fair value adjustment related to the interest rate swap on the 7.750% Senior Notes.

(b) At August 31, 2011, our notes payable and long-term debt pay interest at predominantly fixed rates.

(c) During the first quarter of fiscal year 2009, we committed $10.0 million to an independent private equity limited partnership which invests in companies that address resource limits in energy, water and materials (commonly referred to as the "CleanTech" sector). Of that amount, we have invested $5.6 million as of August 31, 2011. The remaining commitment of $4.4 million is callable over the next 24 months by the general partner. As the capital calls have no specified timing, this commitment has been excluded from the above table as we cannot currently determine when such commitment calls will occur.

(d) At August 31, 2011, we have $0.5 million and $88.5 million recorded as a current and a long-term liability, respectively, for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from the above table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risks

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We enter into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable, intercompany transactions and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. We do not intend to use derivative financial instruments for speculative purposes. All derivative instruments are recorded on our Consolidated Balance Sheets at their respective fair values. At August 31, 2011, except for certain foreign currency contracts, with a notional amount outstanding of $329.8 million and a fair value of $2.8 million recorded in prepaid and other current assets and $2.8 million recorded in accrued expenses, we have elected not to prepare and maintain the documentation required for the transactions to qualify as accounting hedges and, therefore, changes in fair value are recorded within our Consolidated Statements of Operations.

The aggregate notional amount of outstanding contracts at August 31, 2011 that do not qualify as accounting hedges was $591.6 million. The fair value of these contracts amounted to a $3.5 million asset recorded in prepaid and other current assets and a $4.0 million liability recorded to accrued expenses on our Consolidated Balance Sheets.

The forward contracts (both those that are designated as hedging instruments and those that are not) will generally expire in less than four months, with 11 months being the maximum term of the contracts outstanding at August 31, 2011. The change in fair value related to contracts designated as hedging instruments will be reflected in the revenue or expense line in which the underlying transaction occurs within our Consolidated Statements of Operations. The change in fair value related to contracts not designated as hedging instruments will be reflected in cost of revenue within our Consolidated Statements of Operations. The forward contracts are denominated in Brazilian reais, British pounds, Chinese yuan renminbis, Euros, Hungarian forints, Indian rupees, Japanese yen, Malaysian ringgits, Mexican pesos, Polish zlotys, Russian rubles, Singapore dollars, Swedish krona and U.S. dollars.

Interest Rate Risk

A portion of our exposure to market risk for changes in interest rates relates to our domestic investment portfolio. We do not, and do not intend to, use derivative financial instruments for speculative purposes. We place cash and cash equivalents with various major financial institutions. We protect our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate these risks by generally investing in investment grade securities and by frequently positioning the portfolio to try to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio typically includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. At August 31, 2011, there were no significant outstanding investments.

During the second quarter of fiscal year 2011, we entered into a series of interest rate swaps with an aggregate notional amount of $200.0 million designated as fair value hedges of a portion of our 7.750% Senior Notes. Under these interest rate swaps, we received fixed rate interest payments and paid interest at a variable rate based on LIBOR plus a spread. The effect of these swaps was to convert fixed rate interest expense on a portion of the 7.750% Senior Notes to floating rate interest expense. Gains and losses related to changes in the fair value of the interest rate swaps were recorded to interest expense and offset changes in the fair value of the hedged portion of the underlying 7.750% Senior Notes.

During the fourth quarter of fiscal year 2011, we terminated the interest rate swaps entered into in connection with the 7.750% Senior Notes with a fair value adjustment of $12.2 million, including accrued interest of $0.6 million at August 31, 2011. The portion of the fair value that is not accrued is recorded as a hedge accounting adjustment to the carrying amount of the 7.750% Senior Notes and is being amortized as a reduction to interest expense over the remaining term of the 7.750% Senior Notes. The effective interest rate for the 7.750% Senior Notes includes the interest on the notes, the amortization of the hedge accounting adjustment and the accretion of the discount. There were no amounts outstanding at August 31, 2010.

We pay interest on several of our outstanding borrowings at interest rates that fluctuate based upon changes in various base interest rates. There were $72.1 million in borrowings outstanding under these facilities at August 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable and Long-Term Debt" to the Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

Item 8. Financial Statements and Supplementary Data

Certain information required by this item is included in Item 7 of Part II of this Report under the heading "Quarterly Results" and is incorporated into this item by reference. All other information required by this item is included in Item 15 of Part IV of this Report and is incorporated into this item by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with our accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by Rules 13a-15 and 15d-15 under the Exchange Act (the "Evaluation"), under the supervision and with the participation of our President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Exchange Act ("Disclosure Controls") as of August 31, 2011. Based on the Evaluation, our CEO and CFO concluded that the design and operation of our Disclosure Controls were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to our senior management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of August 31, 2011. Management's report on internal control over financial reporting as of August 31, 2011 is incorporated herein at Item 15. Ernst & Young LLP, our independent registered certified public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of August 31, 2011, which is incorporated herein at Item 15.

(c) Changes in Internal Control over Financial Reporting

For our fiscal quarter ended August 31, 2011, we did not identify any modifications to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Many of the components of our internal controls over financial reporting are evaluated on an ongoing basis by our finance organization to ensure continued compliance with the Exchange Act. The overall goals of these various evaluation activities are to monitor our internal controls over financial reporting and to modify them as necessary. We intend to maintain our internal controls over financial reporting as dynamic processes and procedures that we adjust as circumstances merit, and we have reached our conclusions set forth above, notwithstanding certain improvements and modifications.

(d) Limitations on the Effectiveness of Controls and other matters

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. As previously disclosed in this Form 10-K, during the second quarter of fiscal year 2011, we completed our acquisition of F-I Holding Company, which directly or indirectly wholly owns the Competence Sites. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of August 31, 2011 did not include the internal control over financial reporting of these acquired operations. Assets acquired from F-I Holding Company and the entities that it directly or indirectly owns represent approximately 2% of our total consolidated assets at August 31, 2011 and net revenue generated by F-I Holding Company and the entities that it directly or indirectly owns subsequent to the date of acquisition represent approximately 1% of our consolidated net revenue for the fiscal year ended August 31, 2011. As part of our acquisition of F-I Holding Company, we continue to evaluate F-I Holding Company's internal controls over financial reporting. From the acquisition date to August 31, 2011, the processes and systems of F-I Holding Company's acquired operations did not significantly impact our internal control over financial reporting.

(e) CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the CEO and the CFO, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors, Audit Committee and Audit Committee Financial Expert

Information regarding our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth under the captions "Proposal No. 1 — Election of Directors" and "Corporate Governance and Board of Directors Matters" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2011.

Executive Officers

Information regarding our executive officers is included in Item 1 of Part I of this Report under the heading "Executive Officers of the Registrant" and is incorporated into this item by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16 (a) of the Exchange Act is hereby incorporated herein by reference from the section entitled "Beneficial Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2011.

Codes of Ethics

We have adopted a senior code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. We have also adopted a general code of business conduct and ethics that applies to all of our directors, officers and employees. These codes are both posted on our website, which is located at *http://www.jabil.com*. Stockholders may request a free copy of either of such items in print form from:

Jabil Circuit, Inc.
Attention: Investor Relations
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716
Telephone: (727) 577-9749

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the code of ethics by posting such information on our website, at the address specified above. Similarly, we expect to disclose to stockholders any waiver of the code of business conduct and ethics for executive officers or directors by posting such information on our website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines, which are available on our website at *http://www.jabil.com*. Stockholders may request a copy of the Corporate Governance Guidelines from the address and phone number set forth above under " — Codes of Ethics."

Committee Charters

The charters for our Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee are available on our website at *http://www.jabil.com*. Stockholders may request a copy of each of these charters from the address and phone number set forth under "— Codes of Ethics."

Item 11. Executive Compensation

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Compensation Discussion & Analysis" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Beneficial Ownership — Share Ownership by Principal Stockholders and Management" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2011.

The following table sets forth certain information relating to our equity compensation plans as of August 31, 2011.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (3)	Number of securities remaining available for future issuance under equity compensation plans (4)
Plans approved by security holders:			
1992 Stock Option Plan	220,936	$15.63	NA
2002 Stock Incentive Plan	10,180,983(1)	$25.00	NA
2002 CSOP Plan	56,795	$19.33	NA
2002 FSOP Plan	59,630	$23.69	NA
2011 Stock Award and Incentive Plan	0	NA	9,164,425
2002 Employee Stock Purchase Plan	NA	NA	NA
2011 Employee Stock Purchase Plan	NA	NA	6,000,000
Restricted Stock Awards	14,097,278(2)	NA	NA
Subtotal	24,615,622		15,164,425
Plans not approved by security holders:	—	—	—
Subtotal	—		—
Total	24,615,622		15,164,425

(1) Amount reflects the number of shares of securities to be issued upon exercise of outstanding options, warrants and rights.

(2) Amount reflects the number of shares issuable upon vesting of restricted stock awards granted under the 2002 Stock Incentive Plan and 2011 Stock Award and Incentive Plan, which represents the maximum number of shares that can vest based on the achievement of certain performance criteria.

(3) The weighted-average exercise price does not take into account the shares issuable upon vesting of restricted stock awards and restricted stock unit awards, which are not options, warrants or rights and have no exercise price.

(4) All of the shares available for future issuance under the 2011 Stock Award and Incentive Plan may be issued in connection with options, warrants, rights, restricted stock or other stock-based awards.

See Note 10 — "Stockholders' Equity" to the Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Related Party Transactions — Certain Related Party Transactions" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2011.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the information set forth under the captions "Ratification of Appointment of Independent Registered Public Accounting Firm — Principal Accounting Fees and Services" and "— Policy on Audit Committee Pre-Approval of Audit, Audit Related and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with SEC within 120 days after the end of our fiscal year ended August 31, 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* Our consolidated financial statements, and related notes thereto, with the independent registered certified public accounting firm reports thereon are included in Part IV of this report on the pages indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 72 of this report.

2. *Financial Statement Schedule.* Our financial statement schedule is included in Part IV of this report on the page indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 72 of this report. This financial statement schedule should be read in conjunction with our consolidated financial statements, and related notes thereto.

Schedules not listed in the Index to Consolidated Financial Statements and Schedule have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* See Item 15(b) below.

(b) *Exhibits.* The exhibits listed on the Exhibits Index are filed as part of, or incorporated by reference into, this Report.

(c) *Financial Statement Schedules.* See Item 15(a) above.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Jabil Circuit, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule13a-15(f) of the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2011. Management based this assessment on the framework as established in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the effectiveness of its internal control over financial reporting.

The Securities and Exchange Commission's ("SEC") general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. During the second quarter of fiscal year 2011, the Company completed its acquisition of F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l. In accordance with the SEC guidance, the scope of management's evaluation of internal controls over financial reporting as of August 31, 2011 did not include the internal control over financial reporting of these acquired operations. Assets acquired from F-I Holding Company and the entities that it directly or indirectly owns represent approximately 2% of the Company's total consolidated assets at August 31, 2011 and net revenue generated by F-I Holding Company and the entities that it directly or indirectly owns subsequent to the date of acquisition represent approximately 1% of the Company's consolidated net revenue for the fiscal year ended August 31, 2011. As part of the Company's acquisition of F-I Holding Company, it continues to evaluate F-I Holding Company's internal controls over financial reporting. From the acquisition date to August 31, 2011, the processes and systems of F-I Holding Company's acquired operations did not significantly impact the Company's internal control over financial reporting.

Based on this assessment, management has concluded that, as of August 31, 2011, the Company maintained effective internal control over financial reporting.

Ernst & Young LLP, the Company's independent registered certified public accounting firm, issued an audit report on the effectiveness of the Company's internal control over financial reporting which follows this report.

October 27, 2011

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders of
Jabil Circuit, Inc.

We have audited Jabil Circuit, Inc. and subsidiaries' internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Jabil Circuit, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l. (the Competence Sites), which is included in the fiscal 2011 consolidated financial statements of Jabil Circuit, Inc. and subsidiaries and constituted 2% of total assets as of August 31, 2011 and 1% of net revenues for the year then ended. Our audit of internal control over financial reporting of Jabil Circuit, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of F-I Holding Company and the Competence Sites.

In our opinion, Jabil Circuit, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Jabil Circuit, Inc. and subsidiaries as of August 31, 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year then ended, of Jabil Circuit, Inc. and subsidiaries and our report dated October 27, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida
October 27, 2011

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders of
Jabil Circuit, Inc.

We have audited the accompanying consolidated balance sheet of Jabil Circuit, Inc. and subsidiaries as of August 31, 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jabil Circuit, Inc. and subsidiaries at August 31, 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jabil Circuit, Inc.'s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tampa, Florida
October 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jabil Circuit, Inc.:

We have audited the accompanying consolidated balance sheet of Jabil Circuit, Inc. and subsidiaries as of August 31, 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended August 31, 2010. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedule II for each of the years in the two-year period ended August 31, 2010. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jabil Circuit and subsidiaries as of August 31, 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended August 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for each of the years in the two-year period ended August 31, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

October 21, 2010, except with respect to Note 6 and Note 11b, as to which the date is as of October 27, 2011
Tampa, Florida
Certified Public Accountants

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	August 31, 2011	August 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 888,611	$ 744,329
Trade accounts receivable, net of allowance for doubtful accounts of $4,788 at August 31, 2011 and $13,939 at August 31, 2010	1,100,926	1,408,319
Inventories	2,227,339	2,094,135
Prepaid expenses and other current assets	868,892	349,165
Income taxes receivable	33,855	35,560
Deferred income taxes	15,737	22,510
Total current assets	5,135,360	4,654,018
Property, plant and equipment, net of accumulated depreciation of $1,363,481 at August 31, 2011 and $1,166,807 at August 31, 2010	1,641,335	1,451,392
Goodwill	36,199	28,455
Intangible assets, net of accumulated amortization of $128,467 at August 31, 2011 and $112,687 at August 31, 2010	89,106	104,113
Deferred income taxes	74,989	55,101
Other assets	80,951	74,668
Total assets	$7,057,940	$6,367,747
LIABILITIES AND EQUITY		
Current liabilities:		
Current installments of notes payable and long-term debt	$ 74,160	$ 167,566
Accounts payable	2,885,168	2,741,719
Accrued compensation and employee benefits	258,947	196,865
Other accrued expenses	633,444	475,387
Income taxes payable	32,987	19,236
Deferred income taxes	5,182	4,401
Total current liabilities	3,889,888	3,605,174
Notes payable and long-term debt, less current installments	1,112,594	1,018,930
Other liabilities	67,423	63,058
Income tax liability	88,451	86,351
Deferred income taxes	15,761	1,462
Total liabilities	5,174,117	4,774,975
Commitments and contingencies		
Equity:		
Jabil Circuit, Inc. stockholders' equity:		
Preferred stock, $0.001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.001 par value, authorized 500,000,000 shares; 224,653,990 and 219,532,908 shares issued and 203,416,503 and 210,496,989 shares outstanding at August 31, 2011 and 2010, respectively	225	220
Additional paid-in capital	1,649,431	1,541,507
Retained earnings	441,793	123,303
Accumulated other comprehensive income	194,706	122,062
Treasury stock at cost, 21,237,487 shares at August 31, 2011 and 9,035,919 shares at August 31, 2010	(419,035)	(209,046)
Total Jabil Circuit, Inc. stockholders' equity	1,867,120	1,578,046
Noncontrolling interests	16,703	14,726
Total equity	1,883,823	1,592,772
Total liabilities and equity	$7,057,940	$6,367,747

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share data)

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net revenue	$16,518,827	$13,409,411	$11,684,538
Cost of revenue	15,264,257	12,405,267	10,965,723
Gross profit	1,254,570	1,004,144	718,815
Operating expenses:			
Selling, general and administrative	590,572	589,738	495,941
Research and development	25,034	28,085	27,321
Amortization of intangibles	22,051	25,934	31,039
Restructuring and impairment charges	628	8,217	51,894
Goodwill impairment charges	—	—	1,022,821
Settlement of receivables and related charges	13,607	—	—
Loss on disposal of subsidiaries	23,944	24,604	—
Operating income (loss)	578,734	327,566	(910,201)
Other expense	2,986	4,087	20,111
Interest income	(3,132)	(2,956)	(7,426)
Interest expense	97,693	79,168	82,247
Income (loss) before income tax	481,187	247,267	(1,005,133)
Income tax expense	98,229	76,501	160,898
Net income (loss)	382,958	170,766	(1,166,031)
Net income (loss) attributable to noncontrolling interests, net of income tax expense	1,895	1,926	(819)
Net income (loss) attributable to Jabil Circuit, Inc.	$ 381,063	$ 168,840	$ (1,165,212)
Earnings (Loss) Per Share:			
Income (loss) attributable to the stockholders of Jabil Circuit, Inc.:			
Basic	$ 1.78	$ 0.79	$ (5.63)
Diluted	$ 1.73	$ 0.78	$ (5.63)
Weighted average shares outstanding:			
Basic	214,502	214,332	207,002
Diluted	220,719	217,597	207,002
Cash dividends declared per common share	$ 0.28	$ 0.28	$ 0.28

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net income (loss)	$382,958	$170,766	$(1,166,031)
Other comprehensive income (loss):			
Foreign currency translation adjustment	60,026	(70,293)	(104,771)
Changes in fair value of derivative instruments, net of tax	4,260	(1,742)	143
Actuarial gains (loss), net of tax	7,709	(7,751)	(3,738)
Prior service cost, net of tax	(5)	342	(13)
Adjustment for net losses (gains) realized and included in net income (loss) related to derivative instruments, net of tax	654	4,534	3,950
Comprehensive income (loss)	$455,602	$ 95,856	$(1,270,460)
Comprehensive income (loss) attributable to noncontrolling interests	1,895	1,926	(819)
Comprehensive income (loss) attributable to Jabil Circuit, Inc	$453,707	$ 93,930	$(1,269,641)

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except for share data)

	Jabil Circuit, Inc. Stockholders' Equity								
	Common Stock								
	Shares Outstanding	Par Value	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total Equity
Balance at August 31, 2008	206,380,171	$215	$1,406,378	$ 1,210,417	$ 301,401	$(202,686)	$ 7,404	$ 2,723,129
Shares issued upon exercise of stock options	1,160	—	66	—	—	—	—	66
Shares issued under employee stock purchase plan	1,248,314	1	7,353	—	—	—	—	7,354
Exchange of share-based compensation awards in connection with business combination	—	—	28	—	—	—	—	28
Issuance and vesting of restricted stock awards	502,376	1	—	—	—	—	—	1
Purchases of treasury stock under employee stock plans	(109,180)	—	—	—	—	(855)	—	(855)
Recognition of stock-based compensation	—	—	42,249	—	—	—	—	42,249
Tax shortfall of options exercised	—	—	(860)	—	—	—	—	(860)
Cumulative effect of change in accounting principle	—	—	—	(836)		—	—	(836)
Declared dividends	—	—	—	(58,069)	—	—	—	(58,069)
Comprehensive (loss)	—	—	—	(1,165,212)	(104,429)	—	(819)	(1,270,460)
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	662	662
Balance at August 31, 2009	208,022,841	$217	$1,455,214	$ (13,700)	$ 196,972	$(203,541)	$ 7,247	$ 1,442,409
Shares issued upon exercise of stock options	114,135	1	1,545	—	—	—	—	1,546
Shares issued under employee stock purchase plan	1,127,017	1	9,197	—	—	—	—	9,198
Issuance and vesting of restricted stock awards	1,584,964	1	—	—	—	—	—	1
Purchases of treasury stock under employee stock plans	(351,968)	—	—	—	—	(5,505)	—	(5,505)
Recognition of stock-based compensation	—	—	104,783	—	—	—	—	104,783
Tax benefit of options exercised	—	—	28	—	—	—	—	28
Declared dividends	—	—	(29,260)	(31,837)	—	—	—	(61,097)
Comprehensive income	—	—	—	168,840	(74,910)	—	1,926	95,856
Capital contribution from noncontrolling interests	—	—	—	—	—	—	5,386	5,386
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	167	167
Balance at August 31, 2010	210,496,989	$220	$1,541,507	$ 123,303	$ 122,062	$(209,046)	$14,726	$ 1,592,772
Shares issued upon exercise of stock options	1,425,210	1	20,522	—	—	—	—	20,523
Shares issued under employee stock purchase plan	824,913	2	11,119	—	—	—	—	11,121
Issuance and vesting of restricted stock awards	2,870,974	2	(2)	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(681,446)	—	—	—	—	(9,763)	—	(9,763)
Treasury shares purchased	(11,520,137)	—	—	—	—	(200,226)	—	(200,226)
Recognition of stock-based compensation	—	—	76,205	—	—	—	—	76,205
Tax benefit of options exercised	—	—	80	—	—	—	—	80
Declared dividends	—	—	—	(62,573)	—	—	—	(62,573)
Comprehensive income	—	—	—	381,063	72,644	—	1,895	455,602
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	82	82
Balance at August 31, 2011	203,416,503	$225	$1,649,431	$ 441,793	$ 194,706	$(419,035)	$16,703	$ 1,883,823

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended August 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 382,958	$ 170,766	$(1,166,031)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	319,179	283,284	291,997
Recognition of stock-based compensation expense	76,230	104,609	44,026
Loss on disposal of subsidiaries	23,944	18,671	—
Settlement of receivables and related charges	12,673	—	—
Other, net	9,910	9,488	18,902
Loss on early extinguishment of debt	—	—	10,522
Deferred income taxes	2,266	2,331	102,375
Restructuring and impairment charges	628	8,217	51,894
Goodwill impairment charges	—	—	1,022,821
Change in operating assets and liabilities, exclusive of net assets acquired:			
Trade accounts receivable	48,232	(247,133)	169,741
Inventories	(158,545)	(969,348)	283,816
Prepaid expenses and other current assets	(212,265)	(143,639)	40,950
Other assets	3,205	448	(7,604)
Accounts payable and accrued expenses	305,814	1,172,770	(292,671)
Income taxes payable	13,780	16,946	(13,429)
Net cash provided by operating activities	828,009	427,410	557,309
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(458,989)	(398,425)	(292,238)
Proceeds from sale of property, plant and equipment	23,483	10,280	10,239
Proceeds from disposal of available for sale investments	5,800	—	—
Cash paid for business and intangible asset acquisitions, net of cash acquired	3,985	—	(4,176)
Cost of receivables acquired, net of cash collections	(557)	—	—
Notes receivable from sale	—	(24,972)	—
Proceeds from disposal of subsidiaries, net of cash	—	(27,140)	—
Net cash used in investing activities	(426,278)	(440,257)	(286,175)
Cash flows from financing activities:			
Payments toward debt agreements	(7,586,754)	(5,423,914)	(4,981,081)
Borrowings under debt agreements	7,572,157	5,374,479	4,855,474
Payments to acquire treasury stock	(200,226)	—	—
Dividends paid to stockholders	(60,411)	(59,869)	(59,583)
Net proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	31,644	10,744	7,420
Debt issuance costs	(14,549)	—	(7,067)
Treasury stock minimum tax withholding related to vesting of restricted stock	(9,763)	(5,505)	(855)
Excess tax benefit (shortfall) of options exercised	180	132	(921)
Financing related costs	—	—	(9,300)
Net proceeds from issuance of ordinary shares of certain subsidiaries	—	586	—
Bank overdraft of subsidiary	—	3,067	—
Net cash used in financing activities	(267,722)	(100,280)	(195,913)
Effect of exchange rate changes on cash and cash equivalents	10,273	(18,816)	28,128
Net increase (decrease) in cash and cash equivalents	144,282	(131,943)	103,349
Cash and cash equivalents at beginning of fiscal year	744,329	876,272	772,923
Cash and cash equivalents at end of fiscal year	$ 888,611	$ 744,329	$ 876,272
Supplemental disclosure information:			
Interest paid, net of capitalized interest	$ 84,956	$ 73,423	$ 81,641
Income taxes paid, net of refunds received	$ 81,228	$ 57,656	$ 73,302

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Jabil Circuit, Inc. (together with its subsidiaries, herein referred to as the "Company") is an independent provider of electronic manufacturing services and solutions. The Company provides comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The Company's services combine a highly automated, continuous flow manufacturing approach with advanced electronic design and design for manufacturability technologies. The Company is headquartered in St. Petersburg, Florida and has manufacturing operations in the Americas, Europe and Asia.

Significant accounting policies followed by the Company are as follows:

a. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts and operations of the Company, and its wholly-owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in preparing the consolidated financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the information have been included. Certain amounts in the prior periods' Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

In the fiscal years ended August 31, 2010 and 2009, the Company recorded same day debt borrowings and repayments on a net basis within the Consolidated Statements of Cash Flows. Correcting this error such that debt payments and borrowings are recorded on a gross basis within the Consolidated Statements of Cash Flows increased the "payments toward debt agreements" line within the Consolidated Statements of Cash Flows by $1.0 billion and $0.6 billion for the fiscal years ended August 31, 2010 and 2009, respectively, and increased the "borrowings under debt agreements" line within the Consolidated Statements of Cash Flows by $1.0 billion and $0.6 billion for the fiscal years ended August 31, 2010 and 2009, respectively, with no impact on net cash used in financing activities or other components within the Consolidated Statements of Cash Flows. The Company assessed the materiality of this error and concluded that the previously issued Consolidated Statements of Cash Flows for fiscal years ended August 31, 2010 and 2009 are not materially misstated because, as discussed above, there was no impact on net cash used in financing activities or other components within the Consolidated Statements of Cash Flows. The revision had no impact on the Company's previously presented Consolidated Statements of Operations, Consolidated Balance Sheets or earnings per share.

b. Use of Accounting Estimates

Management is required to make estimates and assumptions during the preparation of the consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements. They also affect the reported amounts of net income (loss). Actual results could differ materially from these estimates and assumptions.

c. Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of 90 days or less to be cash equivalents for consolidated financial statement purposes. Cash equivalents consist of investments in money market funds, municipal bonds and commercial paper with original maturities of 90 days or less. At August 31,

2011 and 2010 there were $117.4 million and $55.0 million of cash equivalents outstanding, respectively. Management considers the carrying value of cash and cash equivalents to be a reasonable approximation of fair value given the short-term nature of these financial instruments.

d. Inventories

Inventories are stated at the lower of cost (the first in, first out (FIFO) method for manufacturing operations and the average method for aftermarket services operations) or market.

e. Property, Plant and Equipment, net

Property, plant and equipment is capitalized at cost and depreciated using the straight-line depreciation method over the estimated useful lives of the respective assets. Estimated useful lives for major classes of depreciable assets are as follows:

Asset Class	Estimated Useful Life
Buildings	35 years
Leasehold improvements	Shorter of lease term or useful life of the improvement
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	3 to 7 years
Transportation equipment	3 years

Certain equipment held under capital leases is classified as property, plant and equipment and the related obligation is recorded as long-term lease obligations on the Consolidated Balance Sheets. Amortization of assets held under capital leases is included in depreciation expense in the Consolidated Statements of Operations. Maintenance and repairs are expensed as they are incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations as a component of operating income (loss).

f. Goodwill and Other Intangible Assets

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over the estimated useful life of the asset. The Company tests goodwill for impairment at least annually or more frequently under certain circumstances, using a two-step method. The Company conducts this review during the fourth quarter of each fiscal year absent any triggering events. Furthermore, identifiable intangible assets that are determined to have indefinite useful economic lives are not amortized, but are separately tested for impairment at least annually, using a one-step fair value based approach or when certain indicators of impairment are present.

g. Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of the asset or asset group is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If the carrying amount of an asset or asset group is not recoverable, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived asset or asset group over its respective fair value which is generally determined as the present value of estimated future cash flows or as the appraised value.

h. Revenue Recognition

The Company's net revenue is principally from the manufacturing services of electronic equipment built to customer specifications. The Company also derives revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from manufacturing services and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. The Company assumes no significant obligations after product shipment. Taxes that are collected from the Company's customers and remitted to governmental authorities are presented within the Company's Consolidated Statement of Operations on a net basis.

i. Accounts Receivable

Accounts receivable consist of trade receivables, note receivables and miscellaneous receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Bad debts are charged to this allowance after all attempts to collect the balance are exhausted. Allowances of $4.8 million and $13.9 million were recorded at August 31, 2011 and 2010, respectively. As the financial condition and circumstances of the Company's customers change, adjustments to the allowance for doubtful accounts are made as necessary.

j. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance.

k. Earnings (Loss) Per Share

The following table sets forth the calculation of basic and diluted earnings (loss) per share (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2011	2010	2009
Numerator:			
Net income (loss) attributable to Jabil Circuit, Inc	$381,063	$168,840	$(1,165,212)
Denominator for basic and diluted earnings (loss) per share:			
Weighted-average common shares outstanding	212,386	209,418	207,002
Share-based payment awards classified as participating securities	2,116	4,914	—
Denominator for basic earnings (loss) per share	214,502	214,332	207,002
Dilutive common shares issuable under the employee stock purchase plan and upon exercise of stock options and stock appreciation rights	872	215	—
Dilutive unvested restricted stock awards	5,345	3,050	—
Denominator for diluted earnings (loss) per share	220,719	217,597	207,002
Earnings (loss) per common share:			
Basic	$ 1.78	$ 0.79	$ (5.63)
Diluted	$ 1.73	$ 0.78	$ (5.63)

For fiscal year 2011, there were no shares of common stock or stock appreciation rights excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

For fiscal year 2010, options to purchase 6,207,985 shares of common stock and 7,997,567 stock appreciation rights were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

For fiscal year 2009, no potential common shares relating to stock-based compensation awards have been included in the computation of diluted earnings per share as a result of the Company's net loss for the fiscal year. The Company excluded from the computation of diluted earnings per share 13,862,160 common share equivalents, which consist of stock options and restricted stock awards, and 8,005,799 stock appreciation rights.

l. Foreign Currency Transactions

For the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, the assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported in other comprehensive income. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in operating income.

m. Fair Value of Financial Instruments

The three levels of the fair-value hierarchy include: Level 1 — quoted market prices in active markets for identical assets and liabilities; Level 2 — inputs other than quoted market prices included in Level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 — unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, trade accounts receivable, income taxes receivable, accounts payable, accrued expenses and income taxes payable approximate fair value because of the short-term nature of these financial instruments. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs", Note 7 — "Notes Payable and Long-Term Debt", Note 8 — "Postretirement and Other Employee Benefits", Note 12 — "Derivative Financial Instruments and Hedging Activities" and Note 13 — "Loss on Disposal of Subsidiaries" for disclosure surrounding the fair value of the Company's deferred purchase price receivables, debt obligations, pension plan assets, derivative financial instruments and notes receivable, respectively.

n. Stock-Based Compensation

The Company recognizes stock-based compensation expense, reduced for estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting period for outstanding stock awards. The Company recorded $76.2 million, $104.6 million and $44.0 million of stock-based compensation expense gross of tax effects, which is included in selling, general and administrative expenses within the Consolidated Statements of Operations for fiscal years 2011, 2010, and 2009, respectively. The Company recorded tax effects related to the stock-based compensation expense of $1.2 million, $1.9 million and $0.9 million, which is included in income tax expense within the Consolidated Statements of Operations for fiscal years 2011, 2010 and 2009, respectively. Included in the compensation expense recognized by the Company is $3.8 million, $4.1 million and $4.8 million related to the Company's employee stock purchase plan ("ESPP") during fiscal years 2011, 2010 and 2009, respectively. The Company capitalizes stock-based compensation costs related to awards granted to employees whose compensation costs are directly attributable to the cost of inventory. At August 31, 2011 and 2010, $0.3 million and $0.2 million, respectively, of stock-based compensation costs were classified as inventories on the Consolidated Balance Sheets.

Cash received from exercises under all share-based payment arrangements, including the Company's ESPP, for fiscal years 2011, 2010 and 2009 was $31.6 million, $10.7 million and $7.4 million, respectively. The proceeds for fiscal years 2011, 2010 and 2009 were offset by $9.8 million, $5.5 million and $0.9 million, respectively, of restricted shares withheld by the Company to satisfy the minimum amount of its income tax withholding requirements. The fair value of the restricted shares withheld was determined on the date that the restricted shares vested and resulted in the withholding of 681,446 shares, 351,968 shares and 109,180 shares of the Company's common stock during the 12 months ended August 31, 2011, 2010 and 2009, respectively. The shares have been classified as treasury stock on the Consolidated Balance Sheets. The Company currently expects to satisfy share-based awards with registered shares available to be issued.

See Note 10 — "Stockholders' Equity" for further discussion of stock-based compensation expense.

o. Comprehensive Income

Comprehensive income is the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive income consists of the following (in thousands):

	August 31,	
	2011	2010
Foreign currency translation adjustment	$228,439	$168,413
Unrecognized gains (losses) on derivative instruments, net of tax	(11,172)	(16,086)
Actuarial loss, net of tax	(22,689)	(30,398)
Prior service cost, net of tax	128	133
	$194,706	$122,062

The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2011 are net of a tax benefit (loss) of $2.8 million and ($44.0) thousand, respectively. The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2010 are net of a tax benefit (loss) of $2.5 million and ($46.0) thousand, respectively. The unrecognized gains (losses) on derivative instruments recorded to accumulated other comprehensive income during fiscal years 2011 and 2010 are net of tax benefits of $14.2 million and $14.6 million, respectively.

p. Derivative Instruments

All derivative instruments are recorded on the balance sheets at their respective fair values. The Company does not intend to use derivative financial instruments for speculative purposes. Generally, if a derivative instrument is designated as a cash flow hedge, the change in the fair value of the derivative is recorded in other comprehensive income to the extent the derivative is effective, and recognized in the statement of operations when the hedged item affects earnings. If a derivative instrument is designated as a fair value hedge, the change in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Changes in fair value of derivatives that are not designated as hedges are recorded in operations. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the Consolidated Statements of Cash Flows. Refer to Note 12 — "Derivative Financial Instruments and Hedging Activities" for further discussion surrounding the Company's derivative instruments.

2. Trade Accounts Receivable Securitization and Sale Programs

The Company regularly sells designated pools of trade accounts receivable under two asset-backed securitization programs, two trade accounts receivable sale programs and a factoring program.

a. Asset-Backed Securitization Program

In connection with the asset-backed securitization program, the Company regularly sells a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells 100% of the eligible receivables to conduits, administered by unaffiliated financial institutions. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the creditor claims of the conduits. As the receivables sold are collected, the wholly-owned subsidiary is able to sell additional receivables up to the maximum permitted amount under the program. Net cash proceeds of $300.0 million are available at any one time under the securitization program.

Prior to September 1, 2010, the transactions in this program were accounted for as sales under applicable accounting guidance. Effective September 1, 2010, the Company adopted new accounting guidance that resulted in more stringent conditions for reporting the transfer of a financial asset as a sale. As a result of the adoption of this new guidance, the accounts receivable transferred under this program no longer qualified for sale treatment and as such were accounted for as secured borrowings. During the first quarter of fiscal year 2011, this program was amended which resulted in the transfers of the applicable accounts receivable again being accounted for as sales. Under the amended program the Company sells 100% of the eligible receivables to conduits and any portion of the purchase price for the receivables which is not paid in cash upon the sale taking place is recorded as a deferred purchase price receivable, which is paid by the conduits from available cash as payments on the receivables are collected. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreements. The securitization agreement, as amended on November 5, 2010, expires on November 4, 2011.

Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The wholly-owned subsidiary is assessed (i) a fee on the unused portion of the program of 0.50% per annum based on the average daily unused aggregate receivables sold during the period, (ii) a usage fee on the utilized portion of the program equal to 0.95% per annum (inclusive of the unused fee) on the average daily outstanding aggregate receivables sold during the immediately preceding calendar month and (iii) a fee on the weighted average amount outstanding under the program during the period multiplied by the applicable rate in effect for the period (i.e. Commercial Paper rate). The securitization conduits and the investors in the conduits have no recourse to the Company's assets for failure of debtors to pay when due.

The Company continues servicing the receivables sold and in exchange receives a servicing fee. Servicing fees recognized during fiscal years 2011, 2010 and 2009 were not material and are included in other expense within the Consolidated Statements of Operations. The Company does not record a servicing asset or liability as the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value.

The Company sold $5.8 billion, $5.3 billion and $4.7 billion of eligible trade accounts receivable during fiscal years 2011, 2010 and 2009, respectively. In exchange, the Company received cash proceeds of $5.5 billion, $5.1 billion and $4.5 billion during fiscal years 2011, 2010 and 2009, respectively, and a net deferred purchase price receivable (at August 31, 2011) or a retained interest (at August 31, 2010 and 2009). At August 31, 2011, the deferred purchase price receivable totaled approximately $295.6 million, which was recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets. At August 31, 2010 and 2009, the Company retained an interest in the receivables of $225.1 million and $222.3 million, respectively. The deferred purchase price receivable was valued using unobservable inputs (Level 3 inputs), primarily discounted cash flows, and due to its credit quality and short-term maturity, the fair value approximated book value.

The Company recognized pretax losses on the sales of receivables of approximately $2.7 million, $3.6 million and $5.3 million during fiscal years 2011, 2010 and 2009, respectively, which are recorded to other expense within the Consolidated Statements of Operations. Prior to execution of the previously discussed amendment, the Company recognized interest expense of approximately $0.5 million during the first quarter of fiscal year 2011 associated with the secured borrowings. See Note 15 — "New Accounting Guidance" to the Consolidated Financial Statements.

b. Foreign Asset-Backed Securitization Program

In connection with the foreign asset-backed securitization program, prior to the amendment in the third quarter of fiscal year 2011, certain of the Company's foreign subsidiaries sold, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrowed up to $100.0 million from an unaffiliated financial institution and granted a security interest in the accounts receivable as collateral for the borrowings. The securitization program was accounted for as a borrowing. The loan balance was calculated based on the terms of the securitization program agreements.

In the third quarter of fiscal year 2011, the securitization program was amended to provide for the sale of 100% of the designated trade accounts receivable of the Company's foreign subsidiaries to the special purpose entity which in turn sells 100% of the receivables to an unaffiliated financial institution. The special purpose entity is a separate bankruptcy- remote entity and its assets would be available first to satisfy the creditor claims of the unaffiliated financial institution. Net cash proceeds of $200.0 million are available at any one time under the amended securitization program. Transfers of the receivables to the unaffiliated financial institution are accounted for as sales. Under the amended program, any portion of the purchase price for the receivables which is not paid in cash to the special purpose entity upon the sale taking place is recorded as a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected. The foreign asset-backed securitization program requires compliance with several covenants including limitations on certain corporate actions such as mergers and consolidations. The securitization agreement, as amended during the third quarter of fiscal year 2011, expires on May 10, 2012.

As the Company has the power to direct the activities of the special purpose entity and the obligation to absorb the majority of the expected losses or the right to receive benefits from the transfer of trade accounts receivable into the special purpose entity it is deemed the primary beneficiary. Accordingly, the Company consolidates the special purpose entity (which was also the case prior to the amendment in the third quarter of fiscal year 2011).

Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The special purpose entity is assessed (i) a fee in an amount equal to 0.45% per annum multiplied by the maximum aggregate invested amount during the period and (ii) a fee on the average amount outstanding under the program during the period multiplied by the applicable rate in effect for the period (i.e. LIBOR for U.S. dollars, EURIBOR for euros and WIBOR for Polish zlotys) plus a 0.45% per annum margin. The unaffiliated financial institution has no recourse to the Company's assets for failure of debtors to pay when due.

The Company continues servicing the receivables in the program and in exchange receives a servicing fee. Servicing fees recognized during fiscal years 2011, 2010 and 2009 were not material and are included in interest expense up through the amendment that occurred in the third quarter of fiscal year 2011, and are included in other expense within the Consolidated Statements of Operations subsequent to the amendment. The Company does not record a servicing asset or liability on the Consolidated Balance Sheets as the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value.

Subsequent to the amendment that occurred in the third quarter of fiscal year 2011, the Company sold (including amounts transferred into the program on the amendment date) $928.0 million of eligible trade accounts receivable during fiscal year 2011. In exchange, the Company received cash proceeds of $783.9 million during the same period, and a net deferred purchase price receivable. At August 31, 2011, the deferred purchase price receivable totaled approximately $143.5 million, which was recorded initially at fair value as prepaid expenses and other current assets on the Consolidated Balance Sheets. The deferred purchase price receivable was valued using unobservable inputs (Level 3 inputs), primarily discounted cash flows, and due to its credit quality and short-term maturity the fair value approximated book value. The resulting losses on the sales of the receivables subsequent to the amendment that occurred in the third quarter of fiscal year 2011 were $0.7 million during fiscal year 2011 and were recorded to other expense within the Consolidated Statements of Operations. Prior to execution of the previously discussed amendment, the Company recognized interest expense of approximately $0.9 million during fiscal year 2011 associated with the secured borrowings.

At August 31, 2010, the Company had $71.4 million of secured borrowings outstanding under the program. In addition, the Company incurred interest expense of $2.1 million and $3.9 million recorded in the Consolidated Statements of Operations during fiscal years 2010 and 2009, respectively.

c. Trade Accounts Receivable Factoring Agreement

In connection with a factoring agreement, the Company transfers ownership of eligible trade accounts receivable of a foreign subsidiary without recourse to a third party purchaser in exchange for cash. The factoring of trade accounts receivable under this agreement is accounted for as a sale. Proceeds from the transfer reflect the face value of the account less a discount. The discount is recorded as a loss to other expense within the Consolidated Statements of Operations in the period of the sale. In April 2011, the factoring agreement was extended through September 30, 2011, at which time it automatically renewed for an additional six-month period.

The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The Company continues to service, administer and collect the receivables sold under this program. Servicing fees recognized during fiscal years 2011, 2010 and 2009 were not material, and were recorded to other expense within the Consolidated Statements of Operations. The Company does not record a servicing asset or liability on the Consolidated Balance Sheets as the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value. The third party purchaser has no recourse to the Company's assets for failure of debtors to pay when due.

The Company sold $68.5 million, $90.9 million and $137.3 million of trade accounts receivable during fiscal years 2011, 2010 and 2009, respectively, and in exchange, received cash proceeds of $68.4 million, $90.8 million and $137.2 million, respectively. The resulting losses on the sales of trade accounts receivables sold under this factoring agreement for fiscal years 2011, 2010 and 2009 were not material, and were recorded to other expense within the Consolidated Statements of Operations.

d. Trade Accounts Receivable Sale Programs

In fiscal year 2010, the Company entered into two separate uncommitted accounts receivable sale agreements with banks which originally allowed the Company and certain of its subsidiaries to elect to sell and the banks to elect to purchase at a discount, on an ongoing basis, up to a maximum of $150.0 million and $75.0 million of specific trade accounts receivable at any one time. The sale programs have been amended to increase the facility limits from $150.0 million to $200.0 million and from $75.0 million to $175.0 million of specific trade accounts receivable at any one time. The programs are accounted for as sales. Net receivables sold under the programs are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The $200.0 million and $175.0 million sale programs were amended during the third quarter of fiscal year 2011 and the fourth quarter of fiscal year 2011, respectively, such that the programs no longer have defined termination dates and either party can elect to cancel the agreements by giving prior written notification to the other party of no less than 30 days.

The Company continues servicing the receivables in the program. Servicing fees recognized during fiscal years 2011 and 2010 were not material and are included in other expense within the Consolidated Statements of Operations. The Company does not record a servicing asset or liability on the Consolidated Balance Sheets as the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value.

During fiscal years 2011 and 2010, the Company sold $2.4 billion and $0.3 billion of trade accounts receivable under these programs, respectively. In exchange, the Company received cash proceeds of $2.4 billion and $0.3 billion, respectively. The resulting losses on the sales of trade accounts receivable during fiscal years 2011 and 2010 were not material and were recorded to other expense within the Consolidated Statements of Operations.

3. Inventories

Inventories consist of the following (in thousands):

	August 31,	
	2011	2010
Raw materials	$1,493,904	$1,509,886
Work in process	451,162	390,069
Finished goods	282,273	194,180
	$2,227,339	$2,094,135

4. Income Taxes

Income tax expense amounted to $98.2 million, $76.5 million, and $160.9 million for fiscal years 2011, 2010 and 2009, respectively (an effective rate of 20.4%, 30.9%, and (16.0)%, respectively). The actual expense differs from the "expected" tax (benefit) expense (computed by applying the U.S. federal corporate tax rate of 35% to income (loss) before income taxes and minority interest) as follows (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
Computed "expected" tax expense (benefit)	$168,416	$ 86,543	$(351,797)
State taxes, net of federal benefit	(4,025)	(1,557)	(7,134)
Federal effect of state net operating losses and tax credits	1,337	215	454
Impact of foreign tax rates	(94,392)	(63,450)	64,637
Permanent impact of non-deductible cost	4,639	9,116	12,214
Income tax credits	(38,707)	(7,863)	39
Changes in tax rates on deferred tax assets and liabilities	10,147	5,020	24,123
Valuation allowance	17,277	19,474	307,938
Non-deductible equity compensation	7,581	9,317	7,501
Impact of intercompany charges	12,658	25,748	19,271
Permanent impact of non-deductible goodwill	—	—	94,562
Other, net	13,298	(6,062)	(10,910)
Provision for income taxes	$ 98,229	$ 76,501	$ 160,898
Effective tax rate	20.4%	30.9%	(16.0)%

The domestic and foreign components of income (loss) before taxes and minority interest were composed of the following for the fiscal years ended August 31 (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
U.S.	$(112,705)	$(115,657)	$ (330,043)
Foreign	593,892	362,924	(675,090)
	$ 481,187	$ 247,267	$(1,005,133)

The components of income tax expense (benefit) for the fiscal years ended August 31, 2011, 2010 and 2009 were as follows (in thousands):

Fiscal Year Ended August 31,	Current	Deferred	Total
2011: U.S. — Federal	$ (8,937)	$ 4,123	$ (4,814)
U.S. — State	1,103	97	1,200
Foreign	102,826	(983)	101,843
	$ 94,992	$ 3,237	$ 98,229
2010: U.S. — Federal	$ 5,845	$ (2,273)	$ 3,572
U.S. — State	2,040	97	2,137
Foreign	66,285	4,507	70,792
	$ 74,170	$ 2,331	$ 76,501
2009: U.S. — Federal	$ (1,439)	$ 71,438	$ 69,999
U.S. — State	453	14,310	14,763
Foreign	59,509	16,627	76,136
	$ 58,523	$102,375	$160,898

The Company has been granted tax incentives for its Brazilian, Chinese, Hungarian, Malaysian, Polish, Singaporean and Vietnamese subsidiaries. The material tax incentives expire through 2020 and are subject to certain conditions with which the Company expects to comply. These subsidiaries generated income during the fiscal years ended August 31, 2011, 2010 and 2009, resulting in a tax benefit of approximately $59.0 million ($0.28 per basic share), $48.3 million ($0.23 per basic share) and $25.7 million ($0.12 per basic share), respectively. As of August 31, 2011, the Company has a foreign investment tax credit of $10.7 million that expires in 2017 and is based on the deferral method.

As of August 31, 2011, the Company has a $3.3 million deferred tax liability related to withholding taxes on an anticipated repatriation of approximately $33.0 million between foreign subsidiaries. The Company does not anticipate any U.S. income taxes on the earnings repatriation. This anticipated repatriation of earnings between foreign subsidiaries does not change the Company's intentions to indefinitely reinvest the remaining income from its foreign subsidiaries. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $1.3 billion as of August 31, 2011. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Fiscal Year Ended August 31,	
	2011	2010
Deferred tax assets:		
Net operating loss carry forward	$ 269,686	$ 193,865
Receivables	5,584	8,265
Inventories	5,798	2,743
Compensated absences	6,566	6,463
Accrued expenses	24,858	34,269
Property, plant and equipment, principally due to differences in depreciation and amortization	12,932	21,765
U.S. foreign tax credits	10,394	9,737
Foreign jurisdiction tax credits	20,044	—
Equity compensation — U.S.	60,634	60,394
Equity compensation — Foreign	8,187	6,884
Cash flow hedges	10,165	11,713
Intangible assets	101,783	88,608
Other	17,884	15,196
Total gross deferred tax assets	554,515	459,902
Less valuation allowance	(469,067)	(375,301)
Net deferred tax assets	$ 85,448	$ 84,601
Deferred tax liabilities:		
Other	15,665	12,853
Deferred tax liabilities	$ 15,665	$ 12,853

Net current deferred tax assets were $10.6 million and $18.1 million at August 31, 2011 and 2010, respectively, and the net non-current deferred tax assets were $59.2 million and $53.6 million at August 31, 2011 and 2010, respectively.

The net change in the total valuation allowance for the fiscal years ended August 31, 2011 and 2010 was $93.8 million and $(58.5) million, respectively. In addition, at August 31, 2011, the Company had federal, state and foreign income tax net operating loss carry forwards of approximately $332.4 million, $28.7 million, and $639.9 million, respectively, which are available to reduce future taxes, if any. These net operating loss carry forwards expire through the year 2031. The Company has U.S. state tax credits and U.S. foreign tax credits of $0.7 million and $10.4 million, respectively, for state and federal carry forwards, which are available to reduce future taxes, if any. The U.S. state tax credits expire through the year 2017. Of the U.S. foreign tax credits, $4.1 million expire through 2021, and the years of expiration for the remaining $6.3 million cannot yet be determined.

Based on the Company's historical operating income (loss), projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of its deferred tax assets, net of valuation allowances recorded.

At August 31, 2011, the Company had $84.9 million in unrecognized tax benefits, the recognition of which would have an effect of $68.9 million on the effective tax rate. At August 31, 2010, the Company had $78.1

million in unrecognized tax benefits, the recognition of which would have an effect of $71.5 million on the effective tax rate.

A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits for fiscal years 2011 and 2010 are as follows (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
Beginning balance	$ 78,140	$ 79,576	$ 75,178
Additions for tax positions of prior years	2,979	4,931	11,201
Reductions for tax positions of prior years	(12,631)	(11,669)	(10,729)
Additions for tax positions related to current year	18,431	18,249	11,936
Additions for tax positions related to acquired entities	3,648	—	368
Cash settlements	(1,667)	(3,103)	(258)
Reductions from lapses in statutes of limitations	(2,840)	(4,184)	(1,609)
Reductions from settlements with taxing authorities	(5,349)	(4,450)	(6,421)
Foreign exchange rate adjustment	4,231	(1,210)	(90)
Ending balance	$ 84,942	$ 78,140	79,576

Included in the balance of unrecognized tax benefits at August 31, 2011 and August 31, 2010 is $9.4 million and $4.6 million, respectively, for which it is reasonably possible that the amounts could significantly change during the next 12 months. These amounts at August 31, 2011 and August 31, 2010, primarily relate to possible adjustments for transfer pricing, tax holidays, and certain inclusions in taxable income, and include $5.0 million and $0.5 million, respectively, in possible cash payments, and $4.4 million and $4.1 million, respectively, related to the settlement of audits not involving cash payments and the expiration of applicable statutes of limitation.

The Company records the liability for the unrecognized tax benefits as a long term income tax liability on the Consolidated Balance Sheets unless cash settlement is expected in the next 12 months.

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The Company's accrued interest and penalties were approximately $23.7 million and $18.5 million at August 31, 2011 and August 31, 2010, respectively. The Company recognized interest and penalties of approximately $5.2 million, $0.9 million and $(1.6) million during the fiscal years ended August 31, 2011, 2010 and 2009, respectively.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for fiscal years before August 31, 2003.

The Internal Revenue Service ("IRS") completed its field examination of the Company's tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report ("RAR") on April 30, 2010 proposing adjustments primarily related to the IRS contentions that (1) certain corporate expenses relate to services provided to foreign affiliates and therefore must be charged to those affiliates, and (2) valuable intangible property was transferred to certain foreign affiliates without charge. If the IRS ultimately prevails in its positions, the Company's income tax payment due for the fiscal years 2003 through 2005 would be approximately an additional $69.3 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties on the Company with respect to fiscal years 2003 through 2005, and the Company anticipates the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues.

The Company disagrees with the proposed adjustments and is vigorously contesting this matter through applicable IRS and judicial procedures, as appropriate. As the final resolution of the proposed adjustments remains uncertain, the Company continues to provide for the uncertain tax position based on the more likely than not standards. Accordingly, the Company did not record any significant additional tax liabilities related to this RAR on the Consolidated Balance Sheets for the fiscal year ended August 31, 2011. While the resolution of the issues may result in tax liabilities, interest and penalties, which are significantly higher than the amounts provided for this matter, management currently believes that the resolution will not have a material effect on the Company's financial position or liquidity. Despite this belief, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on the Company's results of operations and financial condition (particularly during the quarter in which any adjustment is recorded or any tax is due or paid).

5. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	August 31,	
	2011	2010
Land and improvements	$ 104,471	$ 98,826
Buildings	612,625	571,887
Leasehold improvements	188,231	124,509
Machinery and equipment	1,567,423	1,365,450
Furniture, fixtures and office equipment	99,287	93,049
Computer hardware and software	409,366	355,641
Transportation equipment	21,088	8,244
Construction in progress	2,325	593
	3,004,816	2,618,199
Less accumulated depreciation and amortization	1,363,481	1,166,807
	$1,641,335	$1,451,392

Depreciation expense of approximately $297.1 million, $257.4 million, and $261.0 million was recorded for fiscal years 2011, 2010 and 2009, respectively.

During fiscal year 2011, the Company capitalized approximately $14.4 thousand in interest related to constructed facilities. During fiscal year 2010, the Company did not capitalize any interest related to constructed facilities. During fiscal year 2009, the Company capitalized approximately $22.0 thousand in interest related to constructed facilities.

Maintenance and repair expense was approximately $113.9 million, $81.8 million, and $70.8 million for fiscal years 2011, 2010 and 2009, respectively.

6. Goodwill and Other Intangible Assets

The Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of loss, if any.

The Company completed its annual impairment test for goodwill during the fourth quarter of fiscal year 2011 and determined the fair values of the reporting units were substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test. For each annual impairment test the Company consistently determines the fair value of its reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples.

On September 1, 2010, the Company reorganized its business into the following three segments: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). In doing so, the Company reassigned its goodwill to the new reporting units and was required to perform an interim goodwill impairment test based on these new reporting units. Based on this interim goodwill impairment test, the Company determined that the fair values of its new reporting units were substantially in excess of the carrying values and that no impairment existed as of the date of the interim impairment test.

Based upon a combination of factors, including a significant and sustained decline in the Company's market capitalization below the Company's carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators of impairment existed and accordingly performed an interim goodwill impairment analysis, during the first quarter and again in the second quarter of fiscal year 2009. As a result of those analyses, the Company determined that the goodwill related to the Company's former Consumer and Electronic Manufacturing Services ("EMS") reporting units were fully impaired and recorded a non-cash goodwill impairment charge of approximately $1.0 billion during the 12 months ended August 31, 2009. After recognition of the non-cash goodwill impairment charge, no goodwill remained with either the Consumer or EMS reporting units.

The following tables present the changes in goodwill allocated to the Company's reportable segments during the years ended August 31, 2011 and 2010 (in thousands):

Reportable Segment	August 31, 2010				August 31, 2011		
	Gross Balance	Accumulated Impairment Balance	Acquisitions	Foreign Currency Impact	Gross Balance	Accumulated Impairment Balance	Net Balance
DMS	$ 583,423	$ (558,768)	$ —	$ 595	$ 584,018	$ (558,768)	$25,250
E&I	335,584	(331,784)	6,311	838	342,733	(331,784)	10,949
HVS	132,269	(132,269)	—	—	132,269	(132,269)	—
Total	$1,051,276	$(1,022,821)	$6,311	$1,433	$1,059,020	$(1,022,821)	$36,199

Reportable Segment	August 31, 2009 Gross Balance	August 31, 2009 Accumulated Impairment Balance	Acquisitions	Foreign Currency Impact	August 31, 2010 Gross Balance	August 31, 2010 Accumulated Impairment Balance	Net Balance
DMS	$ 583,888	$ (558,768)	$ —	$(465)	$ 583,423	$ (558,768)	$24,655
E&I	331,784	(331,784)	3,800	—	335,584	(331,784)	3,800
HVS	132,269	(132,269)	—	—	132,269	(132,269)	—
Total	$1,047,941	$(1,022,821)	$3,800	$(465)	$1,051,276	$(1,022,821)	$28,455

Intangible assets consist primarily of contractual agreements and customer relationships, which are being amortized on a straight-line basis over periods of up to 10 years, intellectual property which is being amortized on a straight-line basis over a period of up to five years and a trade name which has an indefinite life. The Company completed its annual impairment test for its indefinite-lived intangible asset during the fourth quarter of fiscal year 2011 and determined that no impairment existed as of the date of the impairment test. Significant judgments inherent in this analysis included assumptions regarding appropriate revenue growth rates, discount rates and royalty rates. No significant residual value is estimated for the amortizable intangible assets. The value of the Company's intangible assets purchased through business acquisitions is principally determined based on valuations of the net assets acquired. The following tables present the Company's total purchased intangible assets at August 31, 2011 and August 31, 2010 (in thousands):

August 31, 2011	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$ 85,131	$ (53,365)	$31,766
Intellectual property	79,550	(75,102)	4,448
Trade names	52,892	—	52,892
Total	$217,573	$(128,467)	$89,106

August 31, 2010	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$ 83,746	$ (43,698)	$ 40,048
Intellectual property	85,166	(68,989)	16,177
Trade names	47,888	—	47,888
Total	$216,800	$(112,687)	$104,113

The weighted-average amortization period for aggregate net intangible assets at August 31, 2011 is 7.6 years, which includes a weighted-average amortization period of 9.5 years for net contractual agreements and customer relationships and a weighted-average amortization period of 5.0 years for net intellectual property.

Intangible asset amortization for fiscal years 2011, 2010 and 2009 was approximately $22.1 million, $25.9 million, and $31.0 million, respectively. The estimated future amortization expense is as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2012	$13,390
2013	8,889
2014	7,674
2015	4,750
2016	1,511
Total	$36,214

7. Notes Payable and Long-Term Debt

Notes payable, long-term debt and long-term lease obligations outstanding at August 31, 2011 and 2010 are summarized below (in thousands).

	August 31, 2011	August 31, 2010
7.750% Senior Notes due 2016(a)	$ 303,501	$ 301,782
8.250% Senior Notes due 2018(b)	397,521	397,140
5.625% Senior Notes due 2020(c)	400,000	—
Borrowings under credit facilities(d)	72,100	73,750
Borrowings under loans(e)	2,060	342,380
Securitization program obligations(f)	—	71,436
Miscellaneous borrowings	2	8
Fair value adjustment(g)	11,570	—
Total notes payable and long-term debt	1,186,754	$1,186,496
Less current installments of notes payable and long-term debt	74,160	167,566
Notes payable and long-term debt, less current installments	$1,112,594	$1,018,930

The $312.0 million of 7.750% senior unsecured notes, $400.0 million of 8.250% senior unsecured notes and $400.0 million of 5.625% senior unsecured notes outstanding are carried at the principal amount of each note, less any unamortized discount. The estimated fair value of these senior notes was approximately $347.1 million, $453.0 million and $388.0 million, respectively, at August 31, 2011. The fair value estimates are based upon observable market data (Level 2 criteria).

(a) During the fourth quarter of fiscal year 2009, the Company issued $312.0 million of seven-year, publicly-registered 7.750% notes (the "7.750% Senior Notes") at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. The 7.750% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(b) During the second and third quarters of fiscal year 2008, the Company issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, the Company completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

(c) During the first quarter of fiscal year 2011, the Company issued $400.0 million of ten-year publicly registered 5.625% notes (the "5.625% Senior Notes") at par. The net proceeds from the offering of $400.0 million were used to fully repay the term portion of the credit facility dated as of July 19, 2007 (the "Old Credit Facility") and partially repay amounts outstanding under the Company's foreign asset-backed securitization program. The 5.625% Senior Notes mature on December 15, 2020 and pay interest semiannually on June 15 and December 15 of each year, beginning on June 15, 2011. The 5.625% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on its and/or its subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant requiring its repurchase of the 5.625% Senior Notes upon a "change of control repurchase event."

(d) As of August 31, 2011, three of the Company's foreign subsidiaries have entered into credit facilities to finance their future growth and any corresponding working capital needs. The credit facilities are denominated in U.S. dollars. The credit facilities incur interest at fixed and variable rates ranging from 2.3% to 3.6%.

(e) During the second quarter of fiscal year 2011, the Company amended and restated the five-year Old Credit Facility (the "Amended and Restated Credit Facility"). The Amended and Restated Credit Facility provides for a revolving credit in the amount of $1.0 billion, subject to potential uncommitted increases up to $1.3 billion, and expires on December 7, 2015. Some or all of the lenders under the Amended and Restated Credit Facility and their affiliates have various other relationships with the Company and its subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. The Company, along with some of its subsidiaries, has entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many if not most of the agents and lenders under the Amended and Restated Credit Facility held positions as agent and/or lender under the Company's Old Credit Facility. Interest and fees on the Amended and Restated Credit Facility advances are based on the Company's non-credit enhanced long-term senior unsecured debt rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0.40% to 1.50% above the base rate or 1.40% to 2.50% above the Eurocurrency rate, where the base rate represents the greatest of Citibank, N.A.'s prime rate, 0.50% above the federal funds rate or 1.0% above one-month LIBOR, and the Eurocurrency rate represents adjusted London Interbank Offered Rate for the applicable interest period, each as more fully described in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders and a letter of credit fee based on the amount of outstanding letters of credit. The Company, along with its subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the credit agreement) to (b) Consolidated EBITDA (as defined in the credit agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, all Debt (as defined in the credit agreement) and loss on sale of trade accounts receivables pursuant to any of the Company's, or its subsidiaries, securitization programs. In addition, the Company is subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc.; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc. of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc.; payment of taxes, etc.; maintenance of insurance; preservation of corporate existence, etc.; visitation rights; keeping of books; maintenance of properties, etc.; transactions with affiliates; and reporting requirements.

During fiscal year 2011, the Company borrowed and repaid $6.7 billion against the Old Credit Facility and the Amended and Restated Credit Facility under multiple draws. In addition, during the fourth quarter of fiscal year 2011, the Company borrowed and repaid $1.7 billion against the Amended and Restated Credit Facility under multiple draws. These borrowings were repaid in full during the fourth quarter of fiscal year 2011. A draw in the amount of $400.0 million was made under the term portion of the Old Credit Facility during the fourth quarter of fiscal year 2007, and the outstanding balance was repaid in full during the first quarter of fiscal year 2011.

In addition to the loans described above, at August 31, 2011, the Company has loans outstanding to fund working capital needs. These additional loans total approximately $2.1 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short-term on the Consolidated Balance Sheets.

(f) In the third quarter of fiscal year 2011, the Company amended the foreign asset-backed securitization program. Prior to execution of the amendment, the Company recognized interest expense of approximately $0.9 million during fiscal year 2011 associated with the secured borrowings. As a result of the amendment, the accounts receivable transferred under this program qualify for sale treatment and as such are no longer accounted for as secured borrowing.

The program was accounted for as a secured borrowing in fiscal year 2010. At August 31, 2010, the Company had $71.4 million of debt outstanding under the program. In addition, the Company incurred interest expense of $2.1 million and $3.9 million recorded within the Consolidated Statements of Operations during fiscal years 2010 and 2009, respectively.

(g) This amount represents the fair value hedge accounting adjustment related to the 7.750% Senior Notes. For further discussion of the Company's fair value hedges, see Note 12 —"Derivative Financial Instruments and Hedging Activities" to the Consolidated Financial Statements.

Debt maturities as of August 31, 2011 for the next five years and thereafter are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2012	$ 74,160
2013	—
2014	—
2015	—
2016	303,503
Thereafter	797,521
Total(1)	$1,175,184

(1) The above table excludes an $11.6 million fair value adjustment related to the interest rate swap on the 7.750% Senior Notes.

8. Postretirement and Other Employee Benefits

Postretirement Benefits

During the first quarter of fiscal year 2002, the Company established a defined benefit pension plan for all permanent employees of Jabil Circuit UK Limited. This plan was established in accordance with the terms of the business sale agreement with Marconi Communications plc ("Marconi"). The benefit obligations and plan assets from the terminated Marconi plan were transferred to the newly established defined benefit plan. The plan, which is closed to new participants, provides benefits based on average employee earnings over a three-year service period preceding retirement. The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in U.K. employee benefit and tax laws plus such additional amounts as are deemed appropriate by the Company. Plan assets are held in trust and consist of equity and debt securities as detailed below.

As a result of acquiring various operations in Austria, France, Germany, Japan, The Netherlands, Poland, and Taiwan, the Company assumed primarily unfunded retirement benefits to be paid based upon years of service and compensation at retirement. All permanent employees meeting the minimum service requirement are eligible to participate in the plans.

There is no domestic pension or post-retirement benefit plan maintained by the Company.

The Company is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

a. Benefit Obligations

The following table provides a reconciliation of the change in the benefit obligations for the plans described above for fiscal years 2011 and 2010 (in thousands):

	Pension Benefits	
	2011	2010
Beginning projected benefit obligation	$133,683	$129,603
Service cost	1,494	1,389
Interest cost	5,715	5,681
Actuarial (gain) loss	(5,502)	12,791
Curtailment gain	(597)	—
Total benefits paid	(4,236)	(4,410)
Plan participant contribution	69	66
Amendments	—	242
Acquisitions/disposals	2,073	(6,149)
Effect of conversion to U.S. dollars	5,175	(5,530)
Ending projected benefit obligation	$137,874	$133,683

Weighted-average actuarial assumptions used to determine the benefit obligations for the plans for fiscal years 2011 and 2010 were as follows:

	Pension Benefits	
	2011	2010
Discount rate	4.9%	4.1%
Rate of compensation increases	4.2%	3.9%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate would increase the present value of benefit obligations. Other assumptions include demographic factors such as retirement, mortality and turnover.

b. Plan Assets

The Company has adopted an investment policy for a majority of plan assets which was set by plan trustees who have the responsibility for making investment decisions related to the plan assets. The plan trustees oversee the investment allocation, including selecting professional investment managers and setting strategic targets. The investment objectives for the assets are (1) to acquire suitable assets that hold the appropriate liquidity in order to generate income and capital growth that, along with new contributions, will meet the cost of current and future benefits under the plan, (2) to limit the risk of the plan assets from failing to meet the plan liabilities over the long-term and (3) to minimize the long-term costs under the plan by maximizing the return on the plan assets.

Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives with prudent risk parameters. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due. Within the equity securities class, the investment policy provides for investments in a broad range of publicly traded securities including both domestic and international stocks. The plan does not hold any of the Company's stock. Within the debt securities class, the investment policy provides for investments in corporate bonds as well as fixed and variable interest debt instruments. The Company currently expects to achieve the target mix of 35% equity and 65% debt securities in fiscal year 2012.

The fair values of the plan assets held by the Company by asset category for fiscal years 2011 and 2010 are as follows (in thousands):

	Fair Value at August 31, 2011	Asset Allocation	Fair Value Measurements Using Inputs Considered as:		
			Level 1	Level 2	Level 3
Asset Category					
Cash and cash equivalents	$ 4,267	4%	$4,267	$ —	—
Equity Securities:					
U.K. equity securities(a)	12,130	12%	—	12,130	—
Global equity securities(b)	11,933	12%	—	11,933	—
Debt Securities:					
U.K. government bonds(c)	32,125	32%	—	32,125	—
U.K. corporate bonds(c)	27,146	28%	—	27,146	—
Insurance Contracts:					
Insurance contracts(d)	11,636	12%	—	—	11,636
Fair value of plan assets	$99,237	100%	$4,267	$83,334	$11,636

	Fair Value at August 31, 2010	Asset Allocation	Fair Value Measurements Using Inputs Considered as:		
			Level 1	Level 2	Level 3
Asset Category					
Cash and cash equivalents	$ 3,663	5%	$3,663	$ —	$ —
Equity Securities:					
U.K. equity securities(a)	10,671	12%	—	$10,671	—
Global equity securities(b)	10,400	12%	—	10,400	—
Debt Securities:					
U.K. government bonds(c)	28,258	33%	—	28,258	—
U.K. corporate bonds(c)	25,695	30%	—	25,695	—
Insurance Contracts:					
Insurance contracts(d)	6,884	8%	—	—	6,884
Fair value of plan assets	$85,571	100%	$3,663	$75,024	$6,884

(a) U.K. equity securities are categorized as Level 2 and include investments in a diversified portfolio that aims to capture the returns of the U.K. equity market. The index tracks the Financial Times (London) Stock Exchange ("FTSE") All-Share Index and invests only in U.K. securities.

(b) Global equity securities are categorized as Level 2 and include investments that aim to capture global equity market returns (excluding the U.K.) by tracking the FTSE AW-World (ex-UK) Index.

(c) U.K. government bonds are categorized as Level 2 and include U.K. government issued fixed income investments which are managed and tracked to the respective benchmark (FTSE U.K. Over 15 Years Gilts Index and FTSE U.K. Over 5 Years Index-Linked).

(d) The assets related to The Netherlands plan consist of an insurance contract that guarantees the payment of the funded pension entitlements, as well as provides a profit share to the Company. The profit share in this contract is not based on actual investments, but, instead on a notional investment portfolio that is expected to return a pre-defined rate. The fair value is determined based on the cash surrender value of the insured benefits which is the present value of the guaranteed funded benefits.

The following table provides a reconciliation of the changes in the pension plan assets for the year between measurement dates for fiscal years 2011 and 2010 (in thousands):

	Pension Benefits	
	2011	2010
Beginning fair value of plan assets	$85,571	$81,494
Actual return on plan assets	8,209	8,208
Employer contributions	3,754	4,303
Benefits paid from plan assets	(3,536)	(3,439)
Plan participants' contributions	69	66
Effect of conversion to U.S. dollars	5,170	(5,061)
Ending fair value of plan assets	$99,237	$85,571

*c. **Funded Status***

The following table provides a reconciliation of the funded status of the plans to the Consolidated Balance Sheets for fiscal years 2011 and 2010 (in thousands):

	Pension Benefits	
	August 31, 2011	August 31, 2010
Funded Status		
Ending fair value of plan assets	$ 99,237	$ 85,571
Ending projected benefit obligation	(137,874)	(133,683)
Under or unfunded status	$ (38,637)	$ (48,112)

	Pension Benefits	
	August 31, 2011	August 31, 2010
Consolidated Balance Sheet Information		
Accrued benefit liability, current	$ (95)	$ (598)
Accrued benefit liability, noncurrent	(38,542)	(47,514)
Net liability recorded at August 31	$(38,637)	$(48,112)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 25,534	$ 32,908
Prior service cost	(173)	(179)
Accumulated other comprehensive loss, before taxes	$ 25,361	$ 32,729

The following table provides the estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2012 (in thousands):

	Pension Benefits
Recognized net actuarial loss	$1,259
Amortization of prior service cost	(28)
Total	$1,231

The accumulated benefit obligation for all defined benefit pension plans was $126.3 million and $121.6 million at August 31, 2011 and 2010, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets for fiscal years 2011 and 2010 (in thousands):

	August 31,	
	2011	2010
Projected benefit obligation	$137,874	$133,683
Accumulated benefit obligation	126,310	121,564
Fair value of plan assets	99,237	85,571

d. Net Periodic Benefit Cost

The following table provides information about net periodic benefit cost for the pension and other benefit plans for fiscal years 2011, 2010 and 2009 (in thousands):

	Pension Benefits		
	2011	2010	2009
Service cost	$ 1,494	$ 1,389	$ 1,759
Interest cost	5,715	5,681	6,779
Expected long-term return on plan assets	(4,474)	(4,270)	(4,731)
Recognized actuarial loss	2,073	1,303	874
Net curtailment gain	(1,903)	—	(4,608)
Amortization of prior service cost	(27)	(115)	(39)
Net periodic benefit cost	$ 2,878	$ 3,988	$ 34

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the plans for fiscal years 2011, 2010 and 2009 were as follows:

	Pension Benefits		
	2011	2010	2009
Discount rate	4.9%	4.1%	5.7%
Expected long-term return on plan assets	4.2%	4.0%	4.9%
Rate of compensation increase	4.2%	3.9%	4.5%

The expected return on plan assets assumption used in calculating net periodic pension cost is based on historical actual return experience and estimates of future long-term performance with consideration to the expected investment mix of the plan assets.

e. Cash Flows

The Company expects to make cash contributions of between $3.5 million and $3.9 million to its funded pension plans during fiscal year 2012.

The estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Fiscal Year Ending August 31,	Pension Benefits
2012	$ 3,915
2013	$ 4,294
2014	$ 4,590
2015	$ 4,698
2016	$ 5,172
Years 2017 through 2021	$36,048

Profit Sharing, 401(k) Plan and Defined Contribution Plans

The Company provides retirement benefits to its domestic employees who have completed a 90-day period of service through a 401(k) plan that provides a matching contribution by the Company. Company contributions are at the discretion of the Company's Board of Directors. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates. In relation to these plans, the Company contributed approximately $23.1 million, $22.9 million, and $20.5 million for the fiscal years ended August 31, 2011, 2010 and 2009, respectively.

9. Commitments and Contingencies

a. Lease Agreements

The Company leases certain facilities under non-cancelable operating leases. Lease agreements may contain lease escalation clauses and purchase or renewal options. The Company recognizes scheduled lease escalation clauses over the course of the applicable lease term on a straight-line basis in the Consolidated Statements of Operations. The future minimum lease payments under non-cancelable operating leases at August 31, 2011 are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2012	$ 56,271
2013	38,472
2014	27,827
2015	22,197
2016	16,135
Thereafter	41,459
Total minimum lease payments	$202,361

Total operating lease expense was approximately $61.7 million, $50.7 million, and $59.7 million for fiscal years 2011, 2010 and 2009, respectively.

b. Warranty Provision

The Company maintains a provision for limited warranty repair of shipped products, which is established under the terms of specific manufacturing contract agreements. The warranty liability is included in accrued expenses on the Consolidated Balance Sheets. The warranty period varies by product and customer industry sector. The provision represents management's estimate of probable liabilities, calculated as a function of sales volume and historical repair experience, for each product under warranty. The estimate is re-evaluated periodically for accuracy. A rollforward of the warranty liability is as follows (in thousands):

	Amount
Balance at August 31, 2008	$ 9,877
Accruals for warranties during the year	9,017
Settlements made during the year	(4,614)
Balance at August 31, 2009	$14,280
Accruals for warranties during the year	3,112
Settlements made during the year	(6,564)
Balance at August 31, 2010	$10,828
Accruals for warranties during the year	6,909
Warranty liabilities acquired	3,986
Settlements made during the year	(8,209)
Balance at August 31, 2011	$13,514

c. Legal Proceedings

The Company is party to certain lawsuits in the ordinary course of business. The Company does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

10. Stockholders' Equity

A new stock award and incentive plan (the "2011 Plan") was adopted by the Board of Directors during the first quarter of fiscal year 2011 and approved by the stockholders during the second quarter of fiscal year 2011. The 2011 Plan provides for the granting of restricted stock awards, restricted stock unit awards and other stock-based awards. The maximum aggregate number of shares that may be subject to awards under the 2011 Plan is 8,850,000. If any portion of an outstanding award that was granted under the 2002 Stock Incentive Plan (the "2002 Plan"), which was terminated immediately upon the effectiveness of the 2011 Plan, for any reason expires or is terminated or canceled or forfeited on or after the date of termination of the 2002 Plan, the shares allocable to the expired, terminated, canceled, or forfeited portion of such 2002 Plan award shall be available for issuance under the 2011 Plan.

A new ESPP (the "2011 ESPP") was adopted by the Company's Board of Directors during the first quarter of fiscal year 2011 and approved by the shareholders during the second quarter of fiscal year 2011 with 6,000,000 shares authorized for issuance. The offering period beginning July 1, 2011 is the first offering period shares are issued under the 2011 ESPP. The Company also adopted a tax advantaged sub-plan under the 2011 ESPP for its Indian employees. Shares are issued under the Indian sub-plan from the authorized shares under the 2011 ESPP. The previous ESPP (the "2002 ESPP") was adopted by the Company's Board of Directors during the first quarter of fiscal year 2002 and approved by the shareholders during the second quarter of fiscal year 2002. Initially there were 2,000,000 shares reserved under the 2002 ESPP. An additional 2,000,000 shares and 3,000,000 shares were authorized for issuance under the 2002 ESPP and approved by stockholders during the second quarter of fiscal years 2006 and 2009, respectively. The offering period ending June 30, 2011 was the final offering period shares were issued under the 2002 ESPP.

a. Stock Option and Stock Appreciation Right Plans

The Company applies a lattice valuation model for stock options and stock appreciation rights granted (collectively known as "Options"), excluding those granted under the ESPP. The lattice valuation model is a more flexible analysis to value employee Options, as compared to a Black-Scholes model, because of its ability to incorporate inputs that change over time, such as volatility and interest rates, and to allow for actual exercise behavior of Option holders.

There were no Options granted during fiscal year 2011. The weighted-average grant-date fair value per share of Options granted during fiscal years 2010 and 2009 was $6.36 and $3.52, respectively. The total intrinsic value of Options exercised during fiscal years 2011, 2010 and 2009 was $7.5 million, $0.3 million and $3.6 thousand, respectively. As of August 31, 2011, there was $0.8 million of unrecognized compensation costs related to non-vested Options that is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of Options vested during fiscal years 2011, 2010 and 2009 was $7.5 million, $17.6 million and $24.9 million, respectively.

Following are the grant date weighted-average and range assumptions, where applicable, used for each respective period:

	Fiscal Year Ended August 31,		
	2011	2010	2009
Expected dividend yield	*	1.9%	3.6%
Risk-free interest rate	*	0.1% to 3.4%	0% to 3.6%
Expected volatility	*	60.2%	67.3%
Expected life	*	5.6 years	5.8 years

* The Company did not grant Options during fiscal year 2011.

The following table summarizes option activity from September 1, 2010 through August 31, 2011:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Balance at September 1, 2010	10,480,001	13,154,272	$ 95	$24.10	4.09
Shares no longer available for grant due to terminated 2002 Stock Plan	(5,896,748)				
Options authorized	8,850,000	—			
Options expired	(829,611)	—		$31.62	
Options cancelled	1,243,764	(1,243,764)		$25.56	
Restricted stock awards(1)	(4,682,981)	—			
Options exercised	—	(1,437,475)		$14.45	
Balance at August 31, 2011	9,164,425	10,473,033	$4,029	$24.76	3.70
Exercisable at August 31, 2011		10,345,387	$3,832	$24.85	3.70

(1) Represents the maximum number of shares that can be issued based on the achievement of certain performance criteria.

b. Restricted Stock Awards

Certain key employees have been granted time-based, performance-based, and market-based restricted stock awards. The time-based restricted awards granted generally vest on a graded vesting schedule over three years. The performance-based restricted awards generally vest on a cliff vesting schedule over three years and provide a range of vesting possibilities from 0% to 200%, depending on the level of achievement of the specified performance condition. The market-based restricted awards have a vesting condition that is tied to the Company's stock performance in relation to the Standard and Poor's ("S&P").

The stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. For restricted stock awards with performance conditions, stock-based compensation expense is originally based on the number of shares that would vest if the Company achieved 100% of the performance goal, which was the probable outcome at the grant date. Throughout the requisite service period, management monitors the probability of achievement of the performance condition. If it becomes probable, based on the Company's performance, that more or less than the current estimate of the awarded shares will vest, an adjustment to stock-based compensation expense will be recognized as a change in accounting estimate. For restricted stock awards with market conditions, the market conditions are considered in the grant date fair value of the award using a lattice model, which utilizes multiple input variables to determine the probability of the Company achieving the specified market conditions. Stock-based compensation expense related to an award with a market condition will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed.

At August 31, 2011, there was $63.4 million of total unrecognized stock-based compensation expense related to restricted stock awards granted under the 2002 Plan and 2011 Plan. This expense is expected to be recognized over a weighted-average period of 1.4 years.

The following table summarizes restricted stock activity from August 31, 2010 through August 31, 2011:

	Shares	Weighted - Average Grant-Date Fair Value
Non-vested balance at August 31, 2010	12,189,271	$13.13
Changes during the period		
Shares granted(1)	6,176,068	$14.29
Shares vested	(2,774,974)	$16.89
Shares forfeited	(1,493,087)	$13.05
Non-vested balance at August 31, 2011	14,097,278	$12.91

(1) For those shares granted that are based on the achievement of certain performance criteria, represents the maximum number of shares that can vest.

c. Employee Stock Purchase Plan

Employees are eligible to participate in the ESPP after 90 days of employment with the Company. The ESPP permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, as defined in the ESPP, at a price equal to 85% of the fair value of the common stock at the beginning or end of the offering period, whichever is lower. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

The maximum number of shares that a participant may purchase in an offering period is determined in June and December. As such, there were 824,913, 1,127,017 and 1,248,314 shares purchased under the ESPP during fiscal years 2011, 2010 and 2009, respectively. At August 31, 2011, a total of 6,616,632 shares had been issued under the ESPP.

The fair value of shares issued under the ESPP was estimated on the commencement date of each offering period using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the model for each respective period:

	Fiscal Year Ended August 31,		
	2011	2010	2009
Expected dividend yield	0.9%	1.5%	1.5%
Risk-free interest rate	0.2%	0.3%	1.1%
Expected volatility	47.3%	79.7%	74.6%
Expected life	0.5 years	0.5 years	0.5 years

d. Dividends

The following table sets forth certain information relating to the Company's cash dividends declared to common stockholders of the Company during fiscal years 2011 and 2010:

	Dividend Declaration Date	Dividend per Share	Total Cash Dividends Declared	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(in thousands, except for per share data)			
Fiscal year 2011:	October 21, 2010	$0.07	$15,563	November 15, 2010	December 1, 2010
	January 19, 2011	$0.07	$15,634	February 15, 2011	March 1, 2011
	April 13, 2011	$0.07	$15,647	May 16, 2011	June 1, 2011
	July 21, 2011	$0.07	$15,233	August 15, 2011	September 1, 2011
Fiscal year 2010:	October 22, 2009	$0.07	$15,186(1)	November 16, 2009	December 1, 2009
	January 22, 2010	$0.07	$15,238	February 16, 2010	March 1, 2010
	April 14, 2010	$0.07	$15,221	May 17, 2010	June 1, 2010
	July 22, 2010	$0.07	$15,247	August 16, 2010	September 1, 2010

(1) Of the $15.2 million in total dividends declared during the first quarter of fiscal year 2010, $14.4 million was paid out of additional paid-in capital (which represents the amount of dividends declared in excess of the Company's retained earnings balance as of the date that the dividend was declared).

11. Concentration of Risk and Segment Data

a. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with various domestic and foreign financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided on such deposits, but may generally be redeemed upon demand. The Company performs periodic evaluations of the relative credit standing of the financial institutions and attempts to limit exposure with any one institution. With respect to trade receivables, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for potential credit losses on trade receivables.

Sales of the Company's products are concentrated among specific customers. For fiscal year 2011, the Company's five largest customers accounted for approximately 47% of its net revenue and 52 customers accounted for approximately 90% of its net revenue. Sales to the following customers who accounted for 10% or more of the Company's net revenues, expressed as a percentage of consolidated net revenue, and the percentage of accounts receivable for each customer, were as follows:

	Percentage of Net Revenue Fiscal Year Ended August 31,			Percentage of Accounts Receivable August 31,	
	2011	2010	2009	2011	2010
Cisco Systems, Inc.	13%	15%	13%	*	*
Research in Motion Limited	15%	15%	12%	10%	*

* Amount was less than 10% of total

Sales to the above customers were reported in the DMS, E&I and HVS operating segments.

The Company procures components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products manufactured by the Company require one or more components that are available from only a single source.

b. Segment Data

Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses; for which separate financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker to assess the performance of the individual segment and make decisions about resources to be allocated to the segment.

The Company derives its revenue from providing comprehensive electronics design, production and product management services. Management, including the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer (collectively, the chief operating decision maker) evaluates performance and allocates resources on a segment basis. Prior to the first quarter of fiscal year 2011, the Company managed its business based on three segments, Electronic Manufacturing Services, Consumer and Aftermarket Services. On September 1, 2010, the Company reorganized its reporting structure to align with the chief operating decision maker's management of resource allocation and performance assessment. Accordingly, the Company's operating segments now consist of three segments — DMS, E&I and HVS. All prior period disclosures below have been restated to reflect this change.

The DMS segment is composed of dedicated resources to manage higher complexity global products in regulated industries and bring materials and process technologies including design and aftermarket services to global customers. The E&I and HVS segments offer integrated global supply chain solutions designed to provide cost effective solutions for customers. The E&I segment is focused on customers primarily in the computing, storage, networking and telecommunication sectors. The HVS segment is focused on the particular needs of the consumer products industry, including mobility, display, set-top boxes and peripheral products such as printers and point of sale terminals

Net revenue for the operating segments is attributed to the segment in which the service is performed. An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net revenue less cost of revenue, segment selling, general and administrative expenses, segment research and development expenses and an allocation of corporate manufacturing expenses and selling, general and administrative expenses, and does not include stock-based compensation expense, amortization of intangibles, restructuring and impairment charges, goodwill impairment charges, settlement of receivables and related charges, loss on disposal of subsidiaries, other expense, interest income, interest expense, distressed customer charges, income tax expense or adjustment for net income (loss) attributable to noncontrolling interests. Total segment assets are defined as trade accounts receivable, inventories, net customer-related machinery and equipment, intangible assets net of accumulated amortization and goodwill. All other non-segment assets are reviewed on a global basis by management. Transactions between operating segments are generally recorded at amounts that approximate arm's length.

The following table sets forth operating segment information (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
Net revenue			
DMS	$ 6,018,332	$ 4,223,955	$ 3,358,130
E&I	5,180,011	4,407,013	4,006,672
HVS	5,320,484	4,778,443	4,319,736
	$16,518,827	$13,409,411	$11,684,538

	2011	2010	2009
Segment income and reconciliation of income (loss) before income tax			
DMS	$ 389,188	$ 248,967	$ 129,066
E&I	199,731	186,335	94,936
HVS	126,275	55,628	22,833
Total segment income	$ 715,194	$ 490,930	$ 246,835
Reconciling items:			
Stock-based compensation expense	(76,230)	(104,609)	(44,026)
Amortization of intangibles	(22,051)	(25,934)	(31,039)
Restructuring and impairment charges	(628)	(8,217)	(51,894)
Goodwill impairment charges	—	—	(1,022,821)
Settlement of receivables and related charges	(13,607)	—	—
Loss on disposal of subsidiaries	(23,944)	(24,604)	—
Other expense	(2,986)	(4,087)	(20,111)
Interest income	3,132	2,956	7,426
Interest expense	(97,693)	(79,168)	(82,247)
Distressed customer charges	—	—	(7,256)
Income (loss) before income tax	$ 481,187	$ 247,267	$ (1,005,133)

	August 31,	
	2011	2010
Total assets		
DMS	$2,417,256	$2,194,998
E&I	1,194,774	1,033,910
HVS	1,232,378	1,469,476
Other non-allocated assets	2,213,532	1,669,363
	$7,057,940	$6,367,747

The Company operates in 25 countries worldwide. Sales to unaffiliated customers are based on the Company's location that maintains the customer relationship and transacts the external sale. The following tables set forth external net revenue, net of intercompany eliminations, and long-lived asset information where individual countries represent a material portion of the total (in thousands):

	Fiscal Year Ended August 31,		
	2011	2010	2009
External net revenue:			
Mexico	$ 3,876,239	$ 3,438,436	$ 2,704,681
China	3,343,669	2,410,590	2,444,307
U.S.	2,314,098	2,049,700	1,887,773
Hungary	1,794,869	1,230,788	1,005,144
Malaysia	1,167,594	1,164,255	814,425
Singapore	938,381	122,280	13,816
Brazil	710,863	609,198	510,071
Other	2,373,114	2,384,164	2,304,321
	$16,518,827	$13,409,411	$11,684,538

	August 31,		
	2011	2010	2009
Long-lived assets:			
China	$ 574,583	$ 483,181	$ 413,064
U.S.	266,171	255,108	252,574
Mexico	198,868	212,409	247,605
Poland	117,090	98,395	91,188
Taiwan	116,121	110,237	133,395
Malaysia	114,819	102,700	101,246
Singapore	98,569	74,538	1,083
Hungary	89,995	90,091	80,618
Other	190,424	157,301	213,244
	$1,766,640	$1,583,960	$1,534,017

Total foreign source net revenue was approximately $14.2 billion, $11.4 billion, and $9.8 billion for fiscal years 2011, 2010 and 2009, respectively. Total long-lived assets related to the Company's foreign operations were approximately $1.5 billion, $1.3 billion, and $1.3 billion for fiscal years 2011, 2010 and 2009, respectively.

12. Derivative Financial Instruments and Hedging Activities

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company's financial performance and are referred to as market risks. The Company, where deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary market risks managed by the Company through the use of derivative instruments are foreign currency fluctuation risk and interest rate risk.

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of accumulated other comprehensive income ("AOCI"), net of tax, and is subsequently reclassified into the line item within the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings. The ineffective portion of the gain or loss is recognized immediately in current earnings. For derivative instruments that are not designated as hedging instruments, gains and losses from changes in fair values are recognized in earnings.

For derivatives accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instruments as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Company formally assesses, both at inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in the cash flows on the related underlying exposures.

a. Foreign Currency Risk Management

Forward contracts are put in place to manage the foreign currency risk associated with various commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations. A hedging relationship existed that related to certain anticipated foreign currency denominated revenues and expenses, with an aggregate notional amount outstanding of $329.8 million and $67.2 million at August 31, 2011 and 2010, respectively. The related forward foreign exchange contracts have been designated as hedging instruments and are accounted for as cash flow hedges. The forward foreign exchange contract transactions will effectively lock in the value of anticipated foreign currency denominated revenues and expenses against foreign currency fluctuations. The anticipated foreign currency denominated revenues and expenses being hedged are expected to occur between September 1, 2011 and July 31, 2012.

In addition to derivatives that are designated and qualify for hedge accounting, the Company also enters into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and intercompany transactions denominated in a currency other than the functional currency of the respective operating entity. The aggregate notional amount of these outstanding contracts at August 31, 2011 and 2010 was $591.6 million and $414.5 million, respectively.

The following table presents the Company's assets and liabilities related to forward foreign exchange contracts measured at fair value on a recurring basis as of August 31, 2011, aggregated by the level in the fair-value hierarchy in which those measurements are classified (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Forward foreign exchange contracts	$—	$ 6,342	$—	$ 6,342
Liabilities:				
Forward foreign exchange contracts	—	(6,777)	—	(6,777)
Total	$—	$ (435)	$—	$ (435)

The Company's forward foreign exchange contracts are measured on a recurring basis at fair value, based on foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

The following tables present the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at August 31, 2011 and 2010 (in thousands):

	Fair Values of Derivative Instruments At August 31, 2011			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$2,825	Other accrued expense	$2,798
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$3,517	Other accrued expense	$3,979

	Fair Values of Derivative Instruments At August 31, 2010			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$ 669	Other accrued expense	$1,046
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$4,814	Other accrued expense	$3,268

The following tables present the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and designated as hedging instruments had on AOCI and earnings during fiscal years 2011 and 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2011	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$1,021	Revenue	$1,494	Revenue	$ 398
Forward foreign exchange contracts	$3,937	Cost of revenue	$1,910	Cost of revenue	$(349)
Forward foreign exchange contracts	$ (698)	Selling, general and administrative	$ 49	Selling, general and administrative	$ 322

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2010	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$(10,656)	Revenue	$(10,583)	Revenue	$ 95
Forward foreign exchange contracts	$ 8,943	Cost of revenue	$ 10,232	Cost of revenue	$3,374
Forward foreign exchange contracts	$ (33)	Selling, general and administrative	$ 35	Selling, general and administrative	$ 51

As of August 31, 2011, the Company estimates that it will reclassify into earnings during the next 12 months existing gains related to foreign currency risk management hedging arrangements of approximately $0.6 million from the amounts recorded in AOCI as the anticipated cash flows occur.

The following tables present the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and not designated as hedging instruments had on earnings during fiscal years 2011 and 2010 (in thousands):

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the Fiscal Year ended August 31, 2011
Forward foreign exchange contracts	Cost of revenue	$(812)

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the Fiscal Year ended August 31, 2010
Forward foreign exchange contracts	Cost of revenue	$15,967

b. Interest Rate Risk Management

The Company periodically enters into interest rate swaps to manage interest rate risk associated with the Company's borrowings.

Fair Value Hedges

During the second quarter of fiscal year 2011, the Company entered into a series of interest rate swaps with an aggregate notional amount of $200.0 million designated as fair value hedges of a portion of the Company's 7.750% Senior Notes. Under these interest rate swaps, the Company received fixed rate interest payments and paid interest at a variable rate based on LIBOR plus a spread. The effect of these swaps was to convert fixed rate interest expense on a portion of the 7.750% Senior Notes to floating rate interest expense. Gains and losses related to changes in the fair value of the interest rate swaps were recorded to interest expense and offset changes in the fair value of the hedged portion of the underlying 7.750% Senior Notes.

During the fourth quarter of fiscal year 2011, the Company terminated the interest rate swaps entered into in connection with the 7.750% Senior Notes with a fair value of $12.2 million, including accrued interest of $0.6 million at August 31, 2011. The portion of the fair value that is not accrued is recorded as a hedge accounting adjustment to the carrying amount of the 7.750% Senior Notes and is being amortized as a reduction to interest expense over the remaining term of the 7.750% Senior Notes. The effective interest rate for the 7.750% Senior Notes includes the interest on the notes, the amortization of the hedge accounting adjustment and the accretion of the discount. There were no amounts outstanding at August 31, 2010.

The gains (losses) on the interest rate swaps and the underlying 7.750% Senior Notes recorded to interest expense within the Company's Consolidated Statement of Operations were as follows (in thousands):

	Gain/(Loss) for the Fiscal Year Ended		
	August 31, 2011	August 31, 2010	August 31, 2009
Interest Rate Swaps	$ 11,570	$—	$—
7.750% Senior Notes	(11,570)	—	—

Cash Flow Hedges

During the fourth quarter of fiscal year 2007, the Company entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance, which was the issuance of the 8.250% Senior Notes. The swaps were accounted for as a cash flow hedge and had a notional amount of $400.0 million. Concurrently with the pricing of the 8.250% Senior Notes, the Company settled the swaps by its payment of $43.1 million. The ineffective portion of the swaps was immediately recorded to interest expense within the Consolidated Statements of Operations. The effective portion of the swaps is recorded on the Company's Consolidated Balance Sheets as a component of AOCI and is being amortized to interest expense within the Company's Consolidated Statements of Operations over the life of the 8.250% Senior Notes, which is through March 15, 2018.

The following tables present the impact that changes in the fair value of the derivative utilized for interest rate risk management and designated as a hedging instrument had on AOCI and earnings during fiscal years 2011 and 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2011	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap . . .	$—	Interest expense	$(3,950)	Interest expense	$—

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2010	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap . .	$(13)	Interest expense	$(4,218)	Interest expense	$—

As of August 31, 2011, the Company estimates that it will reclassify into earnings during the next 12 months existing losses related to interest rate risk management hedging arrangements of approximately $4.0 million from the amounts recorded in AOCI as the anticipated cash flows occur.

The changes related to cash flow hedges (both forward foreign exchange contracts and interest rate swaps) included in AOCI net of tax are as follows (in thousands):

Accumulated comprehensive loss August 31, 2009	$(18,861)
Changes in fair value of derivative instruments	(1,759)
Adjustment for net losses (gains) realized and included in net income related to derivative instruments	4,534
Accumulated comprehensive loss, August 31, 2010	$(16,086)
Changes in fair value of derivative instruments	4,260
Adjustment for net losses (gains) realized and included in net income related to derivative instruments	654
Accumulated comprehensive loss, August 31, 2011	$(11,172)

13. Loss on Disposal of Subsidiaries

a. Jabil Circuit Automotive, SAS

During the first quarter of fiscal year 2010, the Company sold its subsidiary, Jabil Circuit Automotive, SAS, an automotive electronics manufacturing subsidiary located in Western Europe to an unrelated third party. As a result of this sale, the Company recorded a loss on disposition of $15.7 million during the first quarter of fiscal year 2010, which included transaction-related costs of approximately $4.2 million. These costs are recorded to loss on disposal of subsidiaries within the Consolidated Statements of Operations, which is a component of operating income. Jabil Circuit Automotive had net revenue and an operating loss of $15.5 million and $1.4 million, respectively from the beginning of the 2010 fiscal year through the date of disposition.

b. French and Italian Subsidiaries

During the fourth quarter of fiscal year 2010, the Company sold F-I Holding Company, which directly or indirectly wholly owns Competence France Holdings SAS, a French entity which wholly owns Competence France SAS, and Competence EMEA S.r.l., an Italian entity which wholly owns Competence Italia S.r.l.

(Competence France Holdings SAS, Competence France SAS, Competence EMEA S.r.l. and Competence Italia S.r.l. are collectively referred to as the "Competence Sites" herein), to an unrelated third party. Divested operations, inclusive of four sites and approximately 1,500 employees, had net revenues and an operating loss of $298.6 million and $39.6 million, respectively, from the beginning of the 2010 fiscal year through the date of disposition.

In connection with this transaction, the Company provided an aggregate $25.0 million working capital loan to the disposed operations and agreed to provide for the aggregate potential reimbursement of up to $10.0 million in restructuring costs dependent upon the occurrence of certain future events. The working capital loan bore interest on a quarterly basis at LIBOR plus 500 basis points and was repayable over approximately 44 months dependent upon the achievement of certain specified quarterly financial results of the disposed operations, which if not met, would result in the forgiveness of all or a portion of the loan. Accordingly, dependent on the occurrence of such future events, the Company could have incurred up to an additional $28.5 million of charges. As a result of this sale, the Company recorded a loss on disposition of $8.9 million during the fourth quarter of fiscal year 2010, which included transaction-related costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its respective fair value at August 31, 2010 based upon a discounted cash flow analysis (Level 3). These costs were recorded to loss on disposal of subsidiaries within the Consolidated Statements of Operations during the fourth quarter of fiscal year 2010, which is a component of operating income.

During the second quarter of fiscal year 2011, the Company recorded an additional loss on disposal of subsidiaries of $18.5 million within the Consolidated Statement of Operations to fully write off the remaining balance of the working capital loan as it was deemed no longer collectible by the Company. In addition, the Company recorded a charge of $5.4 million to loss on disposal of subsidiaries within the Consolidated Statement of Operations during the second quarter of fiscal year 2011, as it was determined that a purchase price related receivable that was due from the third party purchaser was no longer collectible. Refer to Note 14 — "Business Acquisitions" for further discussion on the subsequent acquisition of the French and Italian operations.

14. Business Acquisitions

During the second quarter of fiscal year 2011, the Company completed its acquisition of F-I Holding Company, which directly or indirectly wholly owns the Competence Sites. The Competence Sites were former operations of the Company and were previously disposed of during the fourth quarter of fiscal year 2010. Refer to Note 13 — "Loss on Disposal of Subsidiaries" for further discussion of the previous disposition. In order to reestablish viable operations, including the preservation of the Company's relationship with certain global customers that the Company continued to serve outside of its former French and Italian operations and jobs of former employees, the Company acquired the entities owning the Competence Sites following multiple breaches by the third party purchaser. The acquisition added approximately 1,500 employees to the Company.

In exchange for cash of approximately $0.5 million and certain mutual conditional releases, the Company acquired a 100% equity interest in the Competence Sites. Simultaneously, with this transaction, the Company recorded a settlement of pre-existing receivables and other relationships with a fair value of $22.3 million that were outstanding at the time of acquisition.

During the second quarter of fiscal year 2011, immediately prior to the acquisition of the Competence Sites, the Company recognized a charge of $12.7 million in order to record $35.0 million in receivables and other relationships with the Competence Sites at their respective fair values. This charge is included in settlement of receivables and related charges within the Consolidated Statement of Operations for fiscal year 2011. The fair values of these receivables and other obligations were determined based on the probability evaluation of multiple scenarios under which the Competence Sites could settle these liabilities.

Pursuant to the acquisition method of accounting for business combinations, the Company has recognized acquisition costs and other related charges of $0.9 million to settlement of receivables and related charges within the Consolidated Statement of Operations during the second quarter of fiscal year 2011.

The acquisition of the Competence entities has been accounted for as a business combination using the acquisition method. Assets acquired of $131.4 million and liabilities assumed of $108.6 million were recorded at their estimated fair values as of the acquisition date. The $7.1 million excess of purchase price over the tangible assets and assumed liabilities, based on the exchange rate on the date of acquisition, was recorded as goodwill.

15. New Accounting Guidance

a. Recently Adopted Accounting Guidance:

During the first quarter of fiscal year 2010, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance for revenue arrangements with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this new accounting guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The new guidance was effective for the Company prospectively for revenue arrangements entered into or materially modified beginning during the first quarter of fiscal year 2011. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

During the fourth quarter of fiscal year 2009, the FASB amended its guidance on accounting for variable interest entities ("VIE"). The new accounting guidance resulted in a change in the Company's accounting policy effective September 1, 2010. Among other things, the new guidance requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, enhances disclosures about an enterprise's involvement with a VIE and amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

During the fourth quarter of fiscal year 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This new guidance became effective for the Company on September 1, 2010. This guidance amends previous guidance by eliminating the concept of a qualifying special-purpose entity, creating more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifying other sale-accounting criteria and changing the initial measurement of a transferor's interest in transferred financial assets. Additionally, the guidance requires extensive new disclosure regarding an entity's involvement in a transfer of financial assets. As a result of the adoption of this new guidance, the accounts receivable transferred under the asset-backed securitization program, prior to amendment on November 5, 2010, no longer qualified for sale treatment and as such were accounted for as secured borrowings. During the first quarter of fiscal year 2011, the program was amended resulting in the transfers of receivables again being be accounted for as a sale. The amended program allows the Company to regularly sell a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells 100% of the eligible receivables to conduits, administered by unaffiliated financial institutions. Refer to Note 2 — "Trade Accounts Receivable Securitization and Sale Programs."

During the fourth quarter of fiscal year 2010, the FASB issued new disclosure guidance related to the credit quality of financing receivables and the allowance for credit losses. This new guidance became effective for the Company during the second quarter of fiscal year 2011. This guidance requires companies to provide more information about the credit quality of their financing receivables in the disclosures to the financial statements including, but not limited to, significant purchases and sales of financing receivables, aging information and credit quality indicators. This accounting guidance did not have a significant impact on the Company's Consolidated Financial Statements.

b. Recently Issued Accounting Guidance

In the second quarter of fiscal year 2011, the FASB issued new accounting guidance which requires an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period. This accounting guidance is effective for the Company for business combinations that occur during fiscal year 2013. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

During the third quarter of fiscal year 2011, the FASB issued new accounting guidance to achieve a consistent definition of and common requirements for measurement of and disclosure concerning fair value between U.S. GAAP and International Financial Reporting Standards. This guidance is effective for the Company beginning in the third quarter of fiscal year 2012. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

During the fourth quarter of fiscal year 2011, the FASB issued new accounting guidance which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. This accounting guidance is effective for the Company beginning in the third quarter of fiscal year 2012. Early adoption is permitted. The Company is currently evaluating the impact of this new accounting guidance on its Consolidated Financial Statements.

During the fourth quarter of fiscal year 2011, the FASB issued new accounting guidance intended to simplify how an entity tests goodwill for impairment. The guidance will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting guidance is effective for the Company for the annual and interim goodwill impairment tests performed for fiscal year 2013. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements.

16. Subsequent Events

The Company has evaluated subsequent events that occurred through the date of the filing of the Company's fiscal year 2011 Form 10-K. No significant events occurred subsequent to the balance sheet date and prior to the filing date of this report that would have a material impact on the Consolidated Financial Statements.

a. Telmar Network Technology, Inc Acquisition

During the fourth quarter of fiscal year 2011, the Company announced that it entered into an agreement to acquire Telmar Network Technology, Inc., a provider of complex reverse logistics, repair services, technical support, and spare parts management solutions for communication network service providers, enterprise and original equipment manufacturers worldwide. Completion of this transaction, which is subject to regulatory clearance and customary conditions, is expected to take place during the first half of fiscal year 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JABIL CIRCUIT, INC.

By: /s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 27, 2011

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy L. Main and Forbes I.J. Alexander and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
By: /s/ WILLIAM D. MOREAN **William D. Morean**	Chairman of the Board of Directors	October 19, 2011
By: /s/ THOMAS A. SANSONE **Thomas A. Sansone**	Vice Chairman of the Board of Directors	October 19, 2011
By: /s/ TIMOTHY L. MAIN **Timothy L. Main**	President, Chief Executive Officer and Director (Principal Executive Officer)	October 19, 2011
By: /s/ FORBES I.J. ALEXANDER **Forbes I.J. Alexander**	Chief Financial Officer (Principal Financial and Accounting Officer)	October 19, 2011
By: /s/ MEL S. LAVITT **Mel S. Lavitt**	Director	October 19, 2011
By: /s/ LAWRENCE J. MURPHY **Lawrence J. Murphy**	Director	October 19, 2011
By: /s/ FRANK A. NEWMAN **Frank A. Newman**	Director	October 19, 2011
By: /s/ STEVEN A. RAYMUND **Steven A. Raymund**	Director	October 19, 2011
By: /s/ DAVID M. STOUT **David M. Stout**	Director	October 19, 2011
By: /s/ MARTHA F. BROOKS **Martha F. Brooks**	Director	October 19, 2011

SCHEDULE II

JABIL CIRCUIT, INC. AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of period	Additions and adjustments charged to costs and expenses	Additions/ (Reductions) charged to other accounts	Write-offs	Balance at end of period
Allowance for uncollectible trade accounts receivable:					
Fiscal year ended August 31, 2011	$13,939	$5,179	$(6,428)	$(7,902)	$ 4,788
Fiscal year ended August 31, 2010	$15,510	$ (881)	$ —	$ (690)	$13,939
Fiscal year ended August 31, 2009	$10,116	$8,450	$ —	$(3,056)	$15,510

	Balance at beginning of period	Additions charged to costs and expenses	Additions/ (Reductions) charged to other accounts	Reductions charged to costs and expenses	Balance at end of period
Valuation allowance for deferred taxes:					
Fiscal year ended August 31, 2011	$375,301	$ 46,825	$ 76,489	$(29,548)	$469,067
Fiscal year ended August 31, 2010	$433,781	$ 31,012	$(77,954)	$(11,538)	$375,301
Fiscal year ended August 31, 2009	$121,008	$308,560	$ 4,835	$ (622)	$433,781

See accompanying report of independent registered certified public accounting firm.

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Registrant's Certificate of Incorporation, as amended.
3.2(11)	—	Registrant's Bylaws, as amended.
4.1(2)	—	Form of Certificate for Shares of the Registrant's Common Stock.
4.2(5)	—	Rights Agreement, dated as of October 19, 2001, between the Registrant and EquiServe Trust Company, N.A., which includes the form of the Certificate of Designation as Exhibit A, form of the Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C.
4.3(12)	—	Indenture, dated January 16, 2008, with respect to Senior Debt Securities of the Registrant, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.
4.4(13)	—	Form of 8.250% Registered Senior Notes issued on July 18, 2008.
4.5(14)	—	Form of 7.750% Registered Senior Notes issued on August 11, 2009.
4.6(20)	—	Form of 5.625% Registered Senior Notes issued on November 2, 2010.
4.7(14)	—	Officers' Certificate of the Registrant pursuant to the Indenture, dated August 11, 2009.
4.8(20)	—	Officers' Certificate of the Registrant pursuant to the Indenture, dated November 2, 2010.
10.1(3)(4)	—	1992 Stock Option Plan and forms of agreement used thereunder, as amended.
10.2(1)(3)	—	Restated cash or deferred profit sharing plan under section 401(k).
10.3(1)(3)	—	Form of Indemnification Agreement between the Registrant and its Officers and Directors.
10.4(3)(6)	—	Jabil 2002 Employment Stock Purchase Plan.
10.5(3)(17)	—	Jabil 2002 Stock Incentive Plan.
10.5a(9)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan Stock Option Agreement (prior form).
10.5b(9)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-French Subplan Stock Option Agreement (prior form).
10.5c(9)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan CSOP Option Certificate (prior form).
10.5d(9)	—	Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan Stock Option Agreement (prior form).
10.5e(15)	—	Form of Jabil Circuit, Inc. Restricted Stock Award Agreement (prior form).
10.5f (17)	—	Form of Jabil Circuit, Inc. Time-Based Restricted Stock Award Agreement (prior form).
10.5g(17)	—	Form of Jabil Circuit, Inc. Performance-Based Restricted Stock Award Agreement (prior form).
10.5h(10)	—	Form of Stock Appreciation Right Agreement (prior form).
10.5i(3)(9)	—	Addendum to the Terms and Conditions of the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in France.
10.5j(3)(7)	—	Schedule to the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in the United Kingdom.
10.6(3)(24)	—	Jabil 2011 Employee Stock Purchase Plan.
10.7(3)(23)	—	Jabil 2011 Stock Award and Incentive Plan.
10.7a(25)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS NON).
10.7b(25)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS OEU).
10.7c(25)	—	Form of Performance-Based Restricted Stock Unit Award Agreement (PBRSU EPS ONEU).
10.7d(25)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU DIR).
10.7e(25)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU NON).
10.7f(25)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU OEU).
10.7g(25)	—	Form of Time-Based Restricted Stock Unit Award Agreement (TBRSU ONEU).
10.8(3)(22)	—	Executive Deferred Compensation Plan.
10.9(21)	—	Amended and Restated Senior Unsecured Five-Year Credit Agreement, dated as of December 7, 2010, among the Registrant; the initial lenders named therein; Citibank, N.A., as administrative agent; JPMorgan Chase Bank, N.A., as syndication agent; and The Royal Bank of Scotland PLC and Bank of America, N.A., as documentation agents.

Exhibit No.		Description
10.10(19)	—	Underwriting Agreement, dated October 28, 2010, between Jabil Circuit, Inc., J.P. Morgan Securities LLC and the several underwriters listed therein.
16.1(16)	—	Letter from KPMG LLP, dated August 3, 2010, regarding change in independent registered certified public accounting firm.
16.2(18)	—	Letter from KPMG LLP, dated October 21, 2010, regarding change in independent registered public accounting firm.
21.1	—	List of Subsidiaries.
23.1	—	Consent of Independent Registered Public Accounting Firm.
23.2	—	Consent of Independent Registered Certified Public Accounting Firm.
24.1	—	Power of Attorney (See Signature page).
31.1	—	Rule 13a-14(a)/15d-14(a) Certification by the President and Chief Executive Officer of the Registrant.
31.2	—	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer of the Registrant.
32.1	—	Section 1350 Certification by the President and Chief Executive Officer of the Registrant.
32.2	—	Section 1350 Certification by the Chief Financial Officer of the Registrant.
101.INS	—	XBRL Instance Document.
101.SCH	—	XBRL Taxonomy Extension Schema Document.
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	—	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	—	XBRL Taxonomy Extension Definitions Linkbase Document.

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(1) Incorporated by reference to the Registrant's Form S-1 (File No. 33-58974) filed by the Registrant on March 3, 1993.

(2) Incorporated by reference to exhibit Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-58974) filed by the Registrant on March 17, 1993.

(3) Indicates management compensatory plan, contract or arrangement.

(4) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-37701) filed by the Registrant on October 10, 1997.

(5) Incorporated by reference to the Registrant's Form 8-A (File No. 001-14063) filed on October 19, 2001.

(6) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98291) filed by the Registrant on August 16, 2002.

(7) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98299) filed by the Registrant on August 16, 2002.

(8) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-106123) filed by the Registrant on June 13, 2003.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2004.

(10) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2005.

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on October 29, 2008.

(12) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on January 17, 2008.

(13) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2008.

(14) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on August 12, 2009.

(15) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2009.

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on August 3, 2010.

(17) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 001-14063) for the fiscal year ended August 31, 2010.

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on October 21, 2010.

(19) Incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 001-14063) filed by the Registrant on October 29, 2010.

(20) Incorporated by reference to the Registrant's Current Report on Form 8-K filed (File No. 001-14063) by the Registrant on November 2, 2010.

(21) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended November 30, 2010.

(22) Incorporated by reference to the Registrant's Form S-8 (File No. 333-172443) filed on February 25, 2011.

(23) Incorporated by reference to the Registrant's Form S-8 (File No. 333-172457) filed by the Registrant on February 25, 2011.

(24) Incorporated by reference to the Registrant's Form S-8 (File No. 333-172458) filed by the Registrant on February 25, 2011.

(25) Incorporated by reference to the Registrant's Current Report on Form 10-Q (File No. 001-14063) filed by the Registrant for the fiscal quarter ended May 31, 2011.

Exhibit 21.1

Jabil Circuit, Inc. Subsidiaries*

Ownership is 100% except where designated

Celebit Technology Private Limited (India)
Celetronix India Private Limited (India)
Celetronix Mauritius Limited (Mauritius)
Celetronix USA, Inc. (USA)
Digitek Electronics Ltd. (Hong Kong)
F-I Holding Co. (Cayman)
GET Manufacturing USA, Inc. (USA)
Green Point Industrial Co., Ltd., (British Virgin Islands)
Green Point International Holding (Cayman) Co., Ltd. (Cayman Islands)
Green Point (Tianjin) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 72% of this entity)
Green Point (Wuxi) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 72% of this entity)
Green Point (Tianjin) Plastic Co., Ltd. (China)
Green Point Precision (Nanjing) Co., Ltd. (China)
Green Point Precision Components Co., Ltd. (Taiwan) (Jabil indirectly owns 72% of this entity)
Green Point (Tianjin) Precision Electronic Co., Ltd. (China)
Green Point (Yantai) Precision Electronic Co., Ltd. (China)
Green Point Precision [M] Sdn, Bhd. (Malaysia)
Green Point Technology (ShenZhen) Co., Ltd. (China)
Green Point (Suzhou) Technology Co., Ltd. (China)
Green Point Technology (Wuxi) Co., Ltd. (China)
Green Prosperity Co., Ltd. (British Virgin Islands) (Jabil indirectly owns 72% of this entity)
Jabil (Mauritius) Holdings Ltd. (Mauritius)
Jabil Advanced Mechanical Solutions de Mexico, S de RL de C.V. (Mexico) (Jabil indirectly owns 51% of this entity)
Jabil Advanced Mechanical Solutions, Inc. (USA) (Jabil directly owns 51% of this entity)
Jabil AMS, LLC (USA) (Jabil indirectly owns 51% of this entity)
Jabil Assembly Poland sp. z.o.o. (Poland)
Jabil C.M. S.r.l. (Italy)
Jabil (BVI) II Ltd. (British Virgin Islands)
Jabil Circuit, LLC (USA)
Jabil Circuit (Beijing) Co. Ltd. (China)
Jabil Circuit (BVI) Inc. (British Virgin Islands)
Jabil Circuit (Guangzhou) Ltd. (China)
Jabil Circuit (Shanghai) Co. Ltd. (China)
Jabil Circuit (Singapore) Pte. Ltd. (Singapore)
Jabil Circuit (Suzhou) Ltd. (China)
Jabil Circuit (Wuxi) Co. Ltd. (China)
Jabil Circuit Austria GmbH (Austria)
Jabil Circuit Belgium N.V. (Belgium)
Jabil Circuit Bermuda Ltd. (Bermuda)
Jabil Circuit Cayman L.P. (Cayman Islands)
Jabil Circuit Chihuahua, LLC (USA)
Jabil Circuit China Limited (Hong Kong)
Jabil Circuit China Manufacturing Ltd. (Guernsey)
Jabil Circuit de Chihuahua, S de RL de C.V. (Mexico)
Jabil Circuit de Mexico, S de RL de C.V. (Mexico)
Jabil Circuit Financial, Inc. (USA)
Jabil Circuit Financial II, Inc. (USA)
Jabil Circuit French Holdings, SAS (France)

Jabil Circuit GmbH (Germany)
Jabil Circuit Guadalajara, LLC (USA)
Jabil Circuit Guangzhou Holding (BVI) Inc. (British Virgin Islands)
Jabil Circuit Holdings GmbH (Germany)
Jabil Circuit Holdings Ltd (United Kingdom)
Jabil Circuit Hong Kong Limited (Hong Kong)
Jabil Circuit Hungary Contract Manufacturing Services Ltd. (Hungary)
Jabil Circuit India Private Limited (India)
Jabil Circuit Investment (China) Co., Ltd (China)
Jabil Circuit Italia, S.r.l. (Italy)
Jabil Circuit Limited (United Kingdom)
Jabil Circuit Luxembourg II, S.a.r.l. (Luxembourg)
Jabil Circuit Luxembourg, S.a.r.l. (Luxembourg)
Jabil Circuit Netherlands B.V. (Netherlands)
Jabil Circuit of Michigan, Inc. (USA)
Jabil Circuit of Texas, LP (USA)
Jabil Circuit Poland sp z o.o. (Poland)
Jabil Circuit Real Estate GmbH (Germany)
Jabil Circuit Reynosa, LLC (USA)
Jabil Circuit de Reynosa S de RL de C.V. (Mexico)
Jabil Circuit Sdn. Bhd. (Malaysia)
Jabil Circuit Services Ltd. (Hong Kong)
Jabil Circuit Technology LLC (Cayman Islands)
Jabil Circuit U.K., Limited (United Kingdom)
Jabil Circuit Ukraine Limited (Ukraine)
Jabil Circuit, SAS (France)
Jabil Defense and Aerospace Services LLC (USA)
Jabil do Brasil Industria Eletroeletronica Ltda. (Brazil)
Jabil Global Services de Mexico, S.A. de C.V. (Mexico)
Jabil Global Services, Ltd. (Ireland)
Jabil Global Services, Inc. (USA)
Jabil Global Services Netherlands B.V. (Netherlands)
Jabil Global Services Poland sp z.o.o. (Poland)
Jabil Hungary LP Services, LLC
Jabil Industrial do Brasil Ltda (Brazil)
Jabil Japan, Inc. (Japan)
Jabil Korea Limited (Korea)
Jabil Luxembourg Manufacturing S.a.r.l (Luxembourg)
Jabil MPC, LLC (USA)
Jabil Netherlands B.V. (Netherlands)
Jabil Real Estate Ukraine LLC (Ukraine)
Jabil Sdn Bhd (Panyu) Ltd. (Malaysia)
Jabil Texas Holdings, LLC (USA)
Jabil Turkey Electric Electronic Trade, LLC (Turkey)
Jabil Vietnam Company Limited (Vietnam)
Jabil, LLC (Russian Federation)
JP Danshui Holding (BVI) Inc. (BVI)
Sypro Optics GmbH (Germany)
Taiwan Green Point Enterprises Co., Ltd (Taiwan)
Taiwan Green Point Enterprises Co., Ltd., (British Virgin Islands)
Universal (Tianjin) Mold & Plastic Co., Ltd. (China)
Westing Green (Tianjin) Plastic Co., Ltd (China)

---

* Jabil Circuit, Inc. subsidiaries list as of August 31, 2011, not including certain immaterial subsidiaries dissolved prior to August 31, 2011.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jabil Circuit, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-154835) and Form S-8 (Nos. 333-172458, 333-172457, 333-172443, 333-132721, 333-132720, 333-112264, 333-98291, 333-98299, 333-106123, 333-146577, 333-149277, 333-158291, 333-165921 and 333-158294) of Jabil Circuit, Inc. and subsidiaries of our report dated October 21, 2010, except with respect to Note 6 and Note 11b, as to which the date is as of October 27, 2011, with respect to the consolidated balance sheet of Jabil Circuit, Inc. and subsidiaries as of August 31, 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended August 31, 2010, and the related financial statement schedule for each of the years in the two-year period ended August 31, 2010, which report appears in the August 31, 2011, annual report on Form 10-K of Jabil Circuit, Inc. and subsidiaries.

/s/ KPMG LLP

October 27, 2011
Tampa, Florida
Certified Public Accountants

Exhibit 23.2

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-154835) and Form S-8 (Nos. 333-172458, 333-172457, 333-172443, 333-165921, 333-132721, 333-132720, 333-112264, 333-98291, 333-98299, 333-106123, 333-146577, 333-149277, 333-158291 and 333-158294) of Jabil Circuit, Inc. and subsidiaries of our reports dated October 27, 2011, with respect to the consolidated financial statements and schedule of Jabil Circuit, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Jabil Circuit, Inc., included in this Annual Report (Form 10-K) for the year ended August 31, 2011.

/s/ Ernst & Young LLP

Tampa, Florida
October 27, 2011

Exhibit 31.1

CERTIFICATIONS

I, Timothy L. Main, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 27, 2011

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Forbes I.J. Alexander, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 27, 2011

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Timothy L. Main, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2011

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Forbes I.J. Alexander, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2011

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

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SHAREHOLDER INFORMATION

Annual Meeting

January 26, 2012 10:00 AM ET
The Renaissance Vinoy Golf Club
Sunset Ballroom
600 Snell Isle Boulevard
St. Petersburg, Florida

The proxy statement for our Annual Meeting contains a description of certain procedures that must be followed to nominate persons for election as directors or to introduce an item of business at that meeting, as well as certain Securities and Exchange Commission requirements regarding the date by which we must receive shareholder proposals for inclusion in our proxy materials.

NYSE Certification

As required by the NYSE corporate governance listing standards, Jabil's Chief Executive Officer submitted his annual certification to the NYSE certifying that he was not aware of any violation by Jabil of the NYSE corporate governance listing standards. Jabil has included as exhibits to its Annual Report on Form 10-K for its fiscal year ended August 31, 2011 certifications of its Chief Executive Officer and Chief Financial Officer certifying to the quality of Jabil's public disclosure.

Independent Registered Certified Public Accounting Firm

In July 2010, the Audit Committee of the Board of Directors selected Ernst & Young LLP to audit the consolidated financial statements and the effectiveness of internal control over financial reporting of Jabil for the fiscal year ended August 31, 2011. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and available to respond to questions.

Transfer Agent and Registrar

The transfer agent maintains shareholder records for Jabil Circuit, Inc. Please contact the agent directly for change of address, transfer of stock, replacement of lost certificates, and dividend checks.

Computershare
PO Box 43078
Providence, RI 02940-3078
Phone: 877.498.8865

Investor Inquiries & Information

Investor relations inquiries should be directed to:
Investor Relations
Jabil Circuit, Inc.
10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, Florida 33716
Phone: 727.803.3349
E-mail: investor_relations@jabil.com
Website: www.jabil.com

Our Annual Report on Form 10-K for our fiscal year ended August 31, 2011 that has been filed with the Securities and Exchange Commission is included as a part of this Annual Report.

An online version of the 2011 Annual Report is available at: http://www.jabil.com/2011annualreport

ANNUAL PERFORMANCE COMPARISON

The Performance Graph and table show a comparison of cumulative total stockholder return, assuming the reinvestment of dividends, from a $100 investment in the common stock of Jabil over the five-year period ending August 31, 2011, with the cumulative stockholder return on the (1) S&P 500 Stock Index (the "S&P 500 Index") and (2) a peer group that includes Benchmark Electronics Inc., Celestica Inc., Flextronics International Ltd., Plexus Corp. and Sanmina-SCI Corporation.

August 31	2006	2007	2008	2009	2010	2011
Jabil	100	83	65	44	42	70
S&P 500 Index	100	115	102	84	88	104
Peer Group	100	90	79	59	50	56


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
August 31, 2011
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
2006
2007
2008
2009
2010
2011
Jabil
S&P 500 Index
Peer Group

The information contained in the performance graph and table should not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into such filings.

JABIL

10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, FL 33716 USA

www.jabil.com


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